

2022 Proxy Statement and Notice of Meeting

Friday, September 9, 2022
at 3:30 p.m. Pacific time



NetApp, Inc.
3060 Olsen Dr
San Jose, CA 95128

www.netapp.com

July 28, 2022

2022 ANNUAL MEETING OF STOCKHOLDERS
NETAPP, INC.

To my fellow stockholders:

On behalf of our Board of Directors, I am pleased to invite you to attend NetApp, Inc.'s Annual Meeting of Stockholders on Friday, September 9, 2022, at 3:30 pm Pacific Time. This year's meeting will again be held virtually to provide a consistent and convenient experience for all, regardless of location. Your vote is important, and we encourage you to vote promptly, even if you plan to attend the virtual meeting.

We entered fiscal 2022 with strong momentum, a robust portfolio, deep strategic partnerships, and a growth strategy designed to expand our share of a large and growing opportunity. During the year, we made sustained progress against our strategic goals, successfully achieving our commitment to grow the business while delivering operating leverage. We gained share in enterprise storage with strong growth in all-flash array and object storage products and grew our public cloud business with robust expansion of customers, annualized revenue run rate (ARR), innovation, and routes to market. The successful execution of our strategy yielded record levels of gross margin dollars, operating income, and earnings per share in fiscal 2022.

As we focus on driving business results as a cloud-led software company, we remain true to NetApp's core values. We strive to create a model company by living our values and honoring our commitments to all our stakeholders.

Commitment to environmental and social responsibility. Our Board and the management team believe that business success includes our impact on society and the environment. Across all levels of the organization, we have strengthened our commitment to effective environmental, social, and governance (ESG) management. In September 2021, we published our 2nd Annual ESG Report with commitments to establish a science-based target (SBT) as a part of our initiatives to reduce greenhouse gas emissions and report Scope 3 emissions (for more information on our ESG programs, see the ESG Oversight section of the Proxy Statement). We endeavor to cultivate a workplace that encourages employees to thrive, through self-engagement and development, and feel a sense of inclusion and belonging. To address representation gaps, we have focused on recruitment to increase the percentage of female and underrepresented minority employees. Additionally, we have increased accountability for diversity, inclusion, and belonging programs by adding a diversity objective to our executive compensation plans.

Board refreshment, independence, and diversity. Our Board evaluates sitting directors and director candidates on a regular basis to ensure the proper mix of expertise, diversity, tenure, and perspective. This periodic reexamination ensures that our Board's skills and qualifications reflect our evolving business needs. We perform an annual Board evaluation, facilitated by an independent third-party, which informs our board refreshment. Over the last five years, we have added four new independent directors to the board and three have retired. We have three standing committees, each led by an independent director. Most recently, we formalized the Compensation Committee's role in overseeing human capital management in its committee charter, and renamed it the Talent and Compensation Committee. We are proud of the level of diversity we have achieved as a Board: three of our directors are female and two are racially/ethnically diverse.

Enhanced risk oversight. NetApp's Trust Center, accessible through our corporate website, provides transparent information about our governance, data privacy, information security and product certifications. We further enhanced our robust cyber security and data privacy practices through the hiring of a Chief Security Officer. We are an active member of the Responsible Business Alliance (RBA) and have adopted the principles of the RBA Code of Conduct.

Stockholder engagement. The Company's year-round engagement with our stockholders is critical to helping to inform the Board's corporate governance, executive compensation, ESG programs and other matters. The feedback we receive is integral to the Board's decision-making process. During fiscal 2022, discussions with investors covered varying topics, including business strategy, board composition, corporate governance practices, executive pay, and our ESG efforts.

Looking forward, I am confident in our strategy and our management team's ability to execute and deliver sustainable, long-term value to all of our stakeholders. We will continue to focus on Board membership and structure, supporting the management team as we transition to cloud services, advance our ESG initiatives, and maintain an open door for stockholder engagement.

On behalf of the entire Board of Directors and management team, I thank you for your continued support of and investment in NetApp.

Sincerely,

T. M. Nevens

Mike Nevens
Chair of the Board of Directors

About NetApp

NetApp, Inc. (NetApp, the Company, we, or us) is a global cloud-led, data-centric software company that gives organizations the freedom to put data to work in the applications that elevate their business. We help our customers get the most out of their data with industry-leading public cloud services, and hybrid cloud solutions. Building on a rich history of innovation, we give customers the freedom to manage applications and data across hybrid multicloud environments. Our strategy has been shaped around helping customers embrace the full potential of new technologies – from the rise of the internet, to helping large enterprise customers in vertical markets, to bringing new systems to market.

No matter where a customer's data is or how the business uses it, NetApp helps to bring it together in a data fabric. For nearly three decades, NetApp has supported customers accelerate their unique data fabrics and extend their workflows into a hybrid cloud environment with the right tools and right capabilities. We're proud of the praise bestowed on us for empowering customers to rethink the future, embrace cloud, and get the most out of their data.

1992	**~ 12,000**	**$6.32**
year incorporated	employees	billion in FY22 net revenues

Our Values

The values we share at NetApp define who we are as a company and what we can expect from each other. We strive to create a model company by living our values and honoring our commitments to our stakeholders.



Put the Customer at the Center

We aim to know our customers' journeys, show up with a strong point of view, and become customers' trusted, indispensable partner and ally.



Care for Each Other and Our Communities

We try to be humble and kind, work to make each other and our communities better, and strive to make deep, authentic connections with each other.



Build Belonging Every Day

We aim to build belonging by being visible champions, making room for other voices, and embedding diversity and inclusion into every decision.



Embrace a Growth Mindset

We choose progress over perfection, invest in ourselves and learn from new experiences and each other.



Think and Act as Owners

In striving to create the future of today, we are accountable and act with integrity and speed.

Our Business Partnerships

Our partnerships with the industry's leading cloud, infrastructure, consulting, application, and reseller partners are created with one goal in mind: the success of our customers. Global enterprises, local businesses, and government installations look to NetApp and our ecosystem of partners to help maximize the business value of their IT investments.

Evolving our industry-leading partner eco system to align with cloud-led strategy


Hyperscalers
Microsoft Azure
Google Cloud
aws
IBM Cloud
Partners
AHEAD
Insight
Hwacom SYSTEMS INC.
GDT
ADVANCED UNIBYTE
BECHTLE
CANCOM
kyndryl
Atos
DXC TECHNOLOGY
Mainline
TRACE3
SIRIUS A CDW COMPANY
HAREL
FUJITSU
CDW
World Wide Technology
SVA
KLIC
ITOCHU
leidos
NTT
KANEMATSU CORPORATION
Computacenter
KCC정보통신
Marubeni
DATATEC
PRESIDIO
net one
New Partners
cloudpro
GROUP
NS Solutions
Scheer
NIKOYO
tecRACER
TEKOI CONSULTING
Crayon
Uclick
AllCloud
transACT
{x} 10TH MAGNITUDE
strict.
softwareONE

Fiscal 2022[1] Business Highlights

$6.32B NET REVENUES PUBLIC CLOUD ARR[2] INCREASED 68% Y/Y ALL FLASH ARRAY REVENUE INCREASED 20% Y/Y	$937M GAAP NET INCOME $1.21B CASH FLOWS FROM OPERATIONS	EARNINGS PER SHARE GAAP[3] $4.09 NON-GAAP[4] $5.28

(1) Our fiscal year is reported on a 52- or 53-week year that ends on the last Friday in April, and our 2022 fiscal year began on May 1, 2021 and ended on April 29, 2022 ("fiscal 2022").

(2) Public Cloud annualized revenue run rate (ARR) is calculated as the annualized value of all Public Cloud customer commitments with the assumption that any commitment expiring during the next 12 months will be renewed with its existing terms.

(3) GAAP earnings per share is calculated using the diluted number of shares for the period presented.

(4) Non-GAAP earnings per share is calculated using the diluted number of shares for the period presented. A reconciliation of non-GAAP to GAAP results can be found in Annex A.

In fiscal 2022, NetApp generated $6.32 billion in net revenues. GAAP net income for fiscal 2022 was $937 million, or $4.09 per share. Non-GAAP net income in fiscal 2022 was $1.21 billion, or $5.28 per share (a reconciliation of non-GAAP to GAAP results can be found in Annex A). Over the course of the year, we generated $1.21 billion in cash flows from operations and returned approximately $1.05 billion to stockholders.

Hybrid multicloud is the de facto IT architecture at digitally transformed enterprises for the foreseeable future. Having an integrated, flexible data management foundation is critical to the success of digital transformation efforts. Data is growing in scale and importance. We believe that NetApp is a beneficiary of this trend. We are uniquely positioned to address customers' requirements for workloads that move to the cloud, as well as those that maintain and modernize on premises. We enable customers to build their data fabric with a single, unified, enterprise-grade data experience across the hybrid multicloud, modernize data centers with cloud-like capabilities and consumption models, accelerate cloud deployment by removing economic and operational barriers, and simplify the management of hybrid multicloud environments with a single management plane.

In the last two years, we have seen an unprecedented acceleration of digital transformation. Organizations accelerated digital initiatives to strengthen and optimize operations, as well as create new experiences for customers and employees. All of these efforts require these organizations to manage and protect data while ensuring that the underlying cloud and data center infrastructure can support application performance and reliability cost-effectively. Increasingly, complexity is the primary barrier to building new applications and capabilities quickly. Our vision is to help our customers increase the pace of innovation by reducing complexity with intelligent software services that manage, protect and optimize data, storage infrastructure, and cloud resources.

Our rapidly growing public cloud services and all-flash array solutions fuel the momentum in our high-margin software, cloud services and recurring support revenue streams. We believe that this growth, coupled with our disciplined operating expense management, balanced approach to investing in the business, and sustained capital returns will create significant long-term stockholder value.

See also the section entitled "Our Fiscal 2022 Company Performance" on page 34 of this Proxy Statement. Detailed information on our products and our financial performance can be found in our Annual Report on 10-K for the year ended April 29, 2022 (the "Annual Report").

Meeting Notice and Voting Roadmap

You are cordially invited to attend the 2022 Annual Meeting of Stockholders of NetApp, Inc. (the "Annual Meeting"). To facilitate greater stockholder attendance and participation, the meeting will be held virtually on Friday, September 9, 2022 at 3:30 p.m. Pacific time, with no physical in-person meeting. You may attend the Annual Meeting and vote via the Internet at www.virtualshareholdermeeting.com/NTAP2022. The agenda for the meeting and the recommendation of the Board of Directors (the "Board") with respect to each agenda item are set below.

George Kurian

George Kurian
Chief Executive Officer
San Jose, California
July 28, 2022



Date
Friday,
September 9, 2022



Time
3:30 p.m.
Pacific time



Location
On the Internet at www.virtualshare
holdermeeting.com/NTAP2022

Voting



Who Can Vote
Stockholders as of
July 13, 2022 are entitled to
notice of and to vote at the
Annual Meeting.*



Internet
www.proxyvote.com



Phone
1-800-690-6903



Mail
Mark, sign, date and promptly
mail the enclosed proxy card
in the postage-paid envelope.

> **Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on September 9, 2022.** The proxy statement and the annual report are available at http://investors.netapp.com.

* A list of stockholders entitled to vote at the 2022 Annual Meeting of Stockholders will be available for inspection upon request of any stockholder for any purpose germane to the meeting at our principal executive office, located at 3060 Olsen Drive, San Jose, California 95128, during the ten days prior to the meeting, during ordinary business hours, and on the web portal during the virtual meeting.

Agenda

This summary highlights information contained within this Proxy Statement. It does not contain all the information found in this Proxy Statement and is qualified in its entirety by the remainder of this Proxy Statement. You should read the entire Proxy Statement carefully and consider all information before voting. Page references are supplied to help you find further information in this Proxy Statement.

Proposal 1

Election of Directors

Board Demographics

Gender Diversity	**33.3%** Female
Age	**61.9 years** Nominee average age
Tenure	**8.1 years** Nominee average tenure
Independence	• 8 of 9 nominees are independent • All members of the Audit Committee, Talent and Compensation Committee, and Corporate Governance and Nominating Committee are independent
Highly Engaged Board	• 94.25% overall attendance rate at Board and Board committee meetings • 10 Board and 20 Board committee meetings during fiscal 2022
Stockholder Engagement	• Fiscal 2022 stockholder outreach program connected with stockholders representing an aggregate of 60% of issued and outstanding shares • Feedback received from our stockholder outreach program in fiscal 2022 resulted in adoption of updated bylaws and charter to provide stockholders the right to act by written consent; confirmation that our stockholders support our environmental, social and governance strategy and initiatives and our Board's focus on director refreshment

Relevant Skills and Experience



7/9	9/9	6/9	9/9
Financial	Executive Level Leadership	Human Capital Management	Strategy
7/9	4/9	9/9	6/9
Sales & Marketing	Cybersecurity	Technology	Risk Management

✓ **The Board recommends a vote FOR each Director Nominee.**	**See page 12 for further details**

Proposal 2

Advisory Vote to Approve Named Executive Officer Compensation

Executive Compensation Objectives

The Board believes that executive compensation is a meaningful tool to align, reinforce and realize business priorities that support our stockholders' interests. We also believe it is an important element in the attraction, retention and recognition of our leadership and key talent – a strong competitive advantage for NetApp. In designing an effective compensation program structure, the Talent and Compensation Committee follows the following principles:

- **Pay for performance** – aligning pay with a balanced view of performance across leadership priorities to support stockholders' interest in sustainable results;
- **Appropriate pay levels** – ensuring targets are reasonable based on the position, performance and market context; and
- **Strong governance** – structuring our program with a balanced incentive design to promote the successful execution of our strategic objectives and dutifully manage risk.

Our Fiscal 2022 Compensation Highlights and Target Pay Mix

In line with our compensation objectives and as noted in our pay mix summaries below, the pay mix for our chief executive officer ("CEO") and other Named Executive Officers ("NEOs") for fiscal 2022 is largely performance based with a significant percentage provided in at-risk pay. As described further in our Compensation Discussion & Analysis ("CD&A"), our financial operating performance in fiscal 2022 exceeded plan, resulting in above-target annual bonuses. Our fiscal 2020 – 2022 Performance-based Restricted Stock Units ("PBRSUs") were earned below target. These long-term performance-awards were based on three-year adjusted operating income and total shareholder return performance for the fiscal 2020 – 2022 performance period.

With our demonstrated pay alignment, continued focus on evolving our compensation programs in support of business objectives, commitment to stockholder engagement and history of strong Say-on-Pay results, the Board recommends voting for this proposal.

Pay Mix of CEO[1]



Average Pay Mix of other NEOs[1]



- ▢ Salary
- ▪ Annual ICP at Target
- ▪ Performance-Based Long-Term Incentive (PBRSUs)
- ▢ Time-Based Long-Term Incentive (RSUs)

[1] Charts (i) reflect target annual cash incentive award value and ongoing target equity award value for Messrs. Kurian, Berry, Cernuda and Bhela, and Ms. O'Callahan, (ii) exclude compensation for Messrs. Fawcett and Anderson, as they ceased to be NEOs during fiscal 2022; (iii) exclude the one-time awards to Mr. Bhela in connection with his hiring, and (iv) with respect to Ms. O'Callahan, reflects target pay amounts related to her promotion to Executive Vice President, Chief Legal Officer and Corporate Secretary. Amounts reflected in these charts may not add due to rounding and may differ from the amounts in the Summary Compensation Table because the values in the Summary Compensation Table are based on accounting standards and reflect actual bonus payouts, not targets.

✓ **The Board recommends a vote FOR this proposal.**

See page 33 for further details

Proposal 3

Ratification of Deloitte & Touche LLP as the Independent Registered Public Accounting Firm

The Company is asking the stockholders to ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending April 28, 2023.

✔ **The Board recommends a vote FOR this proposal.**

See page 74 for further details

Proposal 4

Stockholder Proposal Regarding Special Shareholder Meeting Improvement

✕ **The Board recommends a vote AGAINST this proposal.**

See page 76 for further details

Table of Contents

Cautionary Statement Regarding Forward-Looking Statements

This Proxy Statement may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are all statements (and their underlying assumptions) included in this Proxy Statement that refer, directly or indirectly, to future events or outcomes and, as such, are inherently not factual, but rather reflect only our current projections for the future. Consequently, forward-looking statements usually include words such as "estimate," "intend," "plan," "predict," "seek," "aim," "may," "will," "should," "would," "could," "anticipate," "expect," "believe," "try," "strive," or similar words, in each case, intended to refer to future events or circumstances. Our future results may differ materially from our past results and from those projected in the forward-looking statements due to various uncertainties and risks, including, but not limited to, those described in Item 1A (Risk Factors) of Part I of our Annual Report on Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based upon information available to us at this time. These statements are not guarantees of future performance. We disclaim any obligation to update information in any forward-looking statement. Actual results could vary from our forward-looking statements due to the factors described in our Annual Report on Form 10-K, as well as other important factors.

Corporate Governance Matters

Election of Directors

Introduction

At the Annual Meeting, nine (9) directors will be elected to serve until the 2023 Annual Meeting or until successors for such directors are elected and qualified, or until the death, resignation or removal of such directors.

The Board has nominated for re-election nine (9) of the Company's current directors, as listed below:

- **T. Michael Nevens**
- **Deepak Ahuja**
- **Gerald Held**
- **Kathryn M. Hill**
- **Deborah L. Kerr**
- **George Kurian**
- **Carrie Palin**
- **Scott F. Schenkel**
- **George T. Shaheen**

Each person nominated has consented to being named in this Proxy Statement and has agreed to serve as a director, if elected. The Board has no reason to believe that any nominee will be unavailable or will decline to serve as a director. In the event, however, that any nominee is unable or declines to serve as a director, the proxies will be voted for any nominee who is designated by our Board to fill the vacancy and following appropriate disclosure of the identity of that individual. The proxies solicited by this Proxy Statement may not be voted for more than nine (9) nominees.

Information Regarding the Nominees

Information regarding the qualifications and experience of each of the nominees may be found in the section of this proxy titled "Our Board of Directors."

Vote Required

In an uncontested election, to be elected to our Board, each director nominee must receive the affirmative vote of shares representing a majority of the votes cast, meaning that the number of votes "FOR" such director nominee must exceed the number of votes "AGAINST" such director nominee. Under our Corporate Governance Guidelines, each director is required to submit in advance an irrevocable, conditional resignation that will be effective only upon both (1) the failure to receive the required vote at the next stockholders' meeting at which the director faces reelection; and (2) our Board's acceptance of such resignation. If an incumbent director fails to receive the required vote for reelection, the Corporate Governance and Nominating Committee will act to determine whether to accept the director's irrevocable, conditional resignation and will submit its recommendation to our Board for consideration.

Recommendation of the Board

Our Board of Directors Unanimously Recommends That Stockholders Vote FOR each Director Nominee.

Our Board of Directors

Director Nominees

Name and Principal Occupation	Independent	Age	Director Since	Committee Membership			Other Current Public Directorships
				A	CGN	TC	
T. Michael Nevens, Chair Senior Advisor, Permira Funds	☆	72	2009	M	C		Ciena Corporation
Deepak Ahuja Chief Financial Officer, Verily	☆	59	2020	M *			
Gerald Held Chief Executive Officer, Held Consulting, LLC	☆	74	2009			M	
Kathryn M. Hill	☆	65	2013		M	C	Moody's Corporation Celanese Corporation
Deborah L. Kerr Managing Partner, Warburg Pincus	☆	50	2017	M			Chico's FAS, Inc., Vodafone Group Plc
George Kurian Chief Executive Officer, NetApp		55	2015				Cigna Corporation
Carrie Palin SVP and Chief Marketing Officer, Cisco Systems, Inc.	☆	50	2021			M	
Scott F. Schenkel	☆	54	2017	C *			
George T. Shaheen	☆	78	2004		M	M	Marcus & Millichap Inc. Green Dot Corporation Korn/Ferry International

A – Audit   TC – Talent and Compensation   CGN – Corporate Governance and Nominating **C** Chair **M** Member

* Audit Committee Financial Expert

Board Snapshot

Independence

Independent



8

Non-Independent



1

Gender and Racial/Ethnic Diversity

56% Diverse

Female Directors

3

Racially/Ethnically Diverse Directors

2

Age



61.9 years Average age

■ **2** 50 years and below
■ **3** 51-60 years
■ **1** 61-70 years
■ **3** 70 years and above

Tenure



8.1 years Average tenure

■ **4** 5 years below
■ **2** 6-10 years
■ **3** 11 years above

Board Refreshment

Over the last 5 years, 4 new directors have joined our Board, and 3 directors have retired.



Skills and Qualifications



FINANCIAL

7/9

Experience in accounting and audit functions and the ability to analyze financial statements and oversee budgets are key to supporting the Board's oversight of our financial reporting and functions.



EXECUTIVE LEVEL LEADERSHIP

9/9

Experience in executive positions in the particular technology industries in which we compete is key to the effective oversight of management.



HUMAN CAPITAL MANAGEMENT

6/9

Experience in practices used by organizations for recruiting the right people, managing and developing workforces effectively, and optimizing productivity.



STRATEGY

9/9

Experience in setting and executing corporate strategy is critical to the successful planning and execution of our long-term vision.



SALES & MARKETING

7/9

Experience as sales or marketing executives or other leadership positions is critical to the effective oversight of management.



CYBERSECURITY

4/9

Experience in identifying, mitigating, and managing cyber threats to enterprise operations.



TECHNOLOGY

9/9

Experience working with or for companies that research or develop leading-edge technologies, such as software/hardware development, high-tech manufacturing, and cloud computing is core to understanding our R&D, manufacturing, supply chain, and markets.



RISK MANAGEMENT

6/9

Experience identifying, mitigating, and managing risk helps our directors effectively oversee our risk management program.

NetApp

Director Biographies

The name, age and position of each of the Company's directors as of July 13, 2022 are set forth below. Except as described below, each director has been engaged in his or her principal occupation during the past five years. There are no family relationships among any of our directors, director nominees or executive officers.

Skills

Financial

Strategy

Technology

Risk Management

Executive Level Leadership

Cyber Security

Human Capital Management

T. Michael Nevens

Chair of the Board

Independent

Age	72
Director Since	2009

Biography

Mr. Nevens has been a senior advisor to Permira Funds, an international private equity fund, since May 2006. Prior to his position with Permira Funds, Mr. Nevens spent 23 years advising technology companies with McKinsey & Co., where he managed the firm's Global High Tech Practice and chaired the firm's IT vendor relations committee. Mr. Nevens has served as the Chair of the Board since June 2015.

Other Public Company Directorships (past 5 years)

- Ciena Corporation (2014 – present)

Committees

- Audit
- Corporate Governance and Nominating (Chair)

Education

- University of Notre Dame (B.S., Physics)
- Purdue University (M.S., Industrial Administration)

Qualifications

As an investor in, advisor to and as a current or former member of the board of directors of public and private technology companies, Mr. Nevens brings to the Board extensive expertise and insight into growth, management and governance, as well as expert knowledge of enterprise technology.

Skills

Financial

Strategy

Technology

Risk Management

Executive Level Leadership

Sales & Marketing

Deepak Ahuja

Independent

Age	59
Director Since	2020

Biography

Mr. Ahuja joined Verily in 2020 as Chief Financial Officer (CFO). Previously, he served as CFO of Tesla from 2008 to 2015 and from 2017 to 2019. Prior to Tesla, Mr. Ahuja was at Ford Motor Company for 15 years in a variety of finance roles, which provided him experiences in manufacturing, marketing and sales, product development, treasury, and acquisitions/divestitures.

Other Public Company Directorships (past 5 years)

- FireEye, Inc. (2015 – 2017)

Committees

- Audit

Education

- Carnegie Mellon University (M.S., Industrial Administration)
- Northwestern University Pennsylvania (M.S., Materials Engineering)
- Banaras Hindu University (B.Tech, Ceramic Engineering)

Qualifications

Mr. Ahuja brings to the Board substantive experience with high growth companies, and in finance management and leadership acquired over 15 years in a variety of finance roles at Verily, Tesla and Ford. Mr. Ahuja qualifies as an "audit committee financial expert" under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC").

Skills


Strategy


Technology


Sales & Marketing


Executive Level Leadership


Human Capital Management

Gerald Held

Independent

Age 74
Director Since 2009

Biography

Dr. Held has been Chief Executive Officer of Held Consulting, LLC, a strategic consulting firm, since 1999. From 2006 to 2010, he was the Executive Chairman of Vertica Systems, an analytic database company that was acquired by Hewlett-Packard Company. Dr. Held served in director and executive roles at a variety of technology companies, including Business Objects SA, Tandem Computers, Inc., Oracle Corporation, Microplace, Inc., and Bella Pictures, Inc. Dr. Held currently serves on the board of several private companies, including Tamr Inc., Madaket Inc. and Informatica Corporation, a formerly public technology company.

Education

- Purdue University (B.S., Electrical Engineering)
- University of Pennsylvania (M.S., Systems Engineering)
- UC Berkeley (Ph.D., Computer Science)

Committees

- Compensation

Qualifications

Dr. Held brings to the Board a strong technical background and over 40 years of experience in developing, managing and advising technology organizations through periods of growth.

Skills


Financial


Strategy


Technology


Risk Management


Executive Level Leadership


Cyber Security


Human Capital Management

Kathryn M. Hill

Independent

Age 65
Director Since 2013

Biography

Ms. Hill served in a number of leadership positions in engineering and operations at Cisco Systems, Inc., a communications company, from 1997 to 2013, including, Executive Advisor from 2011 to 2013, Senior Vice President, Development Strategy and Operations from 2009 to 2011, Senior Vice President, Access Networking and Services Group from 2008 to 2009 and Senior Vice President, Ethernet Systems and Wireless Technology Group from 2005 to 2008. Prior to Cisco, Ms. Hill held a number of engineering roles at various technology companies.

Other Public Company Directorships (past 5 years)

- Celanese Corporation (2015 – present)
- Moody's Corporation (2011 – present)

Education

- Rochester Institute of Technology (B.S., Computational Mathematics)

Committees

- Compensation (Chair)
- Corporate Governance and Nominating

Qualifications

Ms. Hill brings to the Board substantive experience in management and leadership of global engineering and operations teams acquired over her 16 years at Cisco and in her previous roles at other technology companies.

Skills


Financial


Strategy


Technology


Risk Management


Executive Level Leadership


Sales & Marketing


Cyber Security


Human Capital Management

Deborah L. Kerr

Independent

Age	50
Director Since	2017

Biography

Ms. Kerr has served as a Managing Partner of Warburg Pincus since January 2019 and served as a Senior Advisor from October 2017 to December 2018. Previously, Ms. Kerr served as Executive Vice President and Chief Product and Technology Officer at Sabre Corporation from 2013 to 2017 and as Executive Vice President, Chief Product and Technology Officer at FICO from 2009 until 2012. Prior to her time at Sabre Corporation and FICO, Ms. Kerr held senior leadership roles at Hewlett-Packard, Peregrine Systems and NASA's Jet Propulsion Laboratory.

Other Public Company Directorships (past 5 years)

- Vodafone Group Plc (2022 – present)
- Chico's FAS, Inc. (2017 – present)
- EXLService Holdings (2015 – 2021)
- International Airline Group (2018 – 2020)

Committees

- Audit

Education

- Cal State University, Northridge
- Azusa Pacific University (M.S., Computer Science)

Qualifications

With over 25 years of diverse experience leading product and technology organizations, Ms. Kerr is a technology leader in the software industry who brings extensive leadership, product and technology experience, expertise in cloud and digital, and significant public company board experience to the Board.

Skills


Financial


Strategy


Technology


Risk Management


Executive Level Leadership


Sales & Marketing

George Kurian

Chief Executive Officer

Age	55
Director Since	2015

Biography

Mr. Kurian has served as our Chief Executive Officer since June 1, 2015 and served as our President from May 20, 2016 until July 1, 2020. Mr. Kurian joined NetApp in 2011 and has served in a variety of senior leadership roles, including Executive Vice President of Product Operations, Senior Vice President of the Data ONTAP group and Senior Vice President of the Storage Solutions Group. Prior to NetApp, Mr. Kurian held leadership positions at Cisco Systems, Akamai Technologies, McKinsey & Company, and Oracle Corporation.

Other Public Company Directorships (past 5 years)

- Cigna Corporation (January 2021 – present)

Education

- Princeton University (B.S., Electrical Engineering)
- Stanford University (M.B.A.)

Qualifications

As the Company's Chief Executive Officer, Mr. Kurian brings exceptional leadership skills, extensive experience and knowledge of the Company's business, operations and strategy, which enable him to keep the Board apprised of significant developments impacting the Company and the industry and to guide the Board's discussion and review of the Company's strategy.

Skills



Sales & Marketing



Strategy



Technology



Executive Level Leadership

Carrie Palin

Independent

Age	50
Director Since	2021

Biography

Ms. Palin joined Cisco Systems, Inc. in June 2021 as Senior Vice President (SVP) and Chief Marketing Officer (CMO). Previously, she served as SVP and CMO of Splunk Inc. from February 2019 to April 2021. Prior to Splunk, she served as SVP and CMO of both Box, Inc. and SendGrid, Inc. (which was acquired by Twilio, Inc.) from 2016 to 2018 and 2018 to 2019, respectively. Previously, she served as Vice President of Marketing for IBM's Cloud Data Services and held myriad marketing leadership roles during her 16-year career at Dell.

Education

- Texas Christian University (B.S., Communications)

Committees

- Compensation

Qualifications

With over 20 years of experience leading sales and marketing organizations, Ms. Palin is a leader in the software industry who brings to the Board extensive leadership, sales and marketing experience, and expertise in the cloud.

Skills



Financial



Strategy



Technology



Risk Management



Executive Level Leadership



Sales & Marketing



Human Capital Management

Scott F. Schenkel

Independent

Age	54
Director Since	2017

Biography

Mr. Schenkel served as the interim Chief Executive Officer of eBay, Inc. from September 2019 to April 2020. He joined eBay, Inc. in 2007 and served as Senior Vice President and Chief Financial Officer from 2015 to 2019, leading finance, analytics and information technology. He also served as Senior Vice President and Chief Financial Officer of eBay Marketplace from 2009 to 2015 and as Vice President of Global Financial Planning and Analytics. Previously, Mr. Schenkel spent nearly 17 years at General Electric Company in a variety of finance roles.

Education

- Virginia Polytechnic Institute and State University (B.S., Finance)

Committees

- Audit (Chair)

Qualifications

Mr. Schenkel brings to the Board more than 25 years of extensive corporate and financial leadership, and operational expertise across technology and commerce industries. Mr. Schenkel has deep knowledge of financial and accounting issues, and a wealth of experience with financial planning and analytics, strategy, audit, mergers and acquisitions, Six Sigma and process improvement. Mr. Schenkel qualifies as an "audit committee financial expert" under the rules and regulations of the SEC.

Skills


Financial


Strategy


Technology


Sales & Marketing


Executive Level Leadership


Cyber Security


Human Capital Management

George T. Shaheen
Independent

Age	78
Director Since	2004

Biography

Mr. Shaheen has served in a variety of senior leadership roles, including Chief Executive Officer and Chairman of the Board of Directors of Entity Labs, Ltd., a technology company in the data collection, storage and analytics space, Chief Executive Officer of Siebel Systems, Inc., a customer relationship management software company, Chairman of the Board of Webvan Group, Inc. and Global Managing Partner of Andersen Consulting, which later became Accenture. In addition to his public and private board service, Mr. Shaheen has also served as an IT Governor of the World Economic Forum and on the Board of Advisors of Northwestern University Kellogg Graduate School of Management and the Board of Trustees of Bradley University.

Other Public Company Directorships (past 5 years)

- Marcus & Millichap Inc. (2013 – present)
- Green Dot Corporation (2013 – present)
- Korn/Ferry International (2009 – 2019, 2020 – present)

Education

- Bradley University (B.S., Business)
- Bradley University (M.B.A.)

Committees

- Compensation
- Corporate Governance and Nominating

Qualifications

Mr. Shaheen brings to the Board significant experience leading, managing and advising companies and expertise in compliance matters as a result of his service on public and private company boards and their audit and compensation committees. His consulting background gives him keen insight into sales and the customer-based service aspect of the Company's operations.

Skills Matrix

The following chart summarizes the key qualifications and skills our director nominees bring to the Board and that the Board considers important in light of our businesses and industry.

	Financial	Executive Level Leadership	Human Capital Management	Strategy	Sales & Marketing	Cybersecurity	Technology	Risk Management
T. Michael Nevens	✓	✓	✓	✓		✓	✓	✓
Deepak Ahuja	✓	✓		✓	✓		✓	✓
Gerald Held		✓	✓	✓	✓		✓	
Kathryn M. Hill	✓	✓	✓	✓		✓	✓	✓
Deborah L. Kerr	✓	✓	✓	✓	✓	✓	✓	✓
George Kurian	✓	✓		✓	✓		✓	✓
Carrie Palin		✓		✓	✓		✓	
Scott F. Schenkel	✓	✓	✓	✓	✓		✓	✓
George T. Shaheen	✓	✓	✓	✓	✓	✓	✓	

Board Diversity

The matrix below summarizes certain information regarding the diversity of our board of directors as of the date of this report.

Board Diversity Matrix

Total Number of Directors	9			
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	3	6	0	0
Part II: Demographic Background				
African American or Black	0	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	2	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	3	4	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+[1]			0	
Did Not Disclose Demographic Background[1]			2	

[1] One director determined not to provide information on their LGBTQ+ status.

Independent Directors

A majority of our Board of Directors and director nominees are "independent," as defined in the applicable laws and regulations of the SEC and the listing standards of the Nasdaq Stock Market, LLC ("Nasdaq"). The independent directors regularly meet in executive session, without management, as part of the normal agenda of our Board meetings. Our Chair, Mr. Nevens, is a non-employee director and is independent (as defined by the Nasdaq Listing Rules).

Director Attendance

Average director attendance at fiscal 2022 Board and committee meetings:



Board	**Audit Committee**	**Corporate Governance & Nominating Committee**	**Talent and Compensation Committee**
79%	100%	100%	100%

At least 75% Board and committee meeting aggregate attendance in fiscal 2022.

Director Selection

Our Board has adopted guidelines for the identification, evaluation and nomination of candidates for director.

To assist with director nominations, our Board has assigned the Corporate Governance and Nominating Committee responsibility for reviewing and recommending nominees to our Board. Although there are no specific minimum qualifications for director nominees, the ideal candidate should have the highest professional and personal ethics and values, and broad experience at the policy-making level in business, government, education, technology, or public service. In evaluating the suitability of a particular director nominee, our Board considers a broad range of factors, including, without limitation, diversity of business experience, professional expertise, length of service, character, integrity, judgment, independence, diversity with respect to race, gender and ethnicity, age, skills, education, understanding of the Company's business, and other commitments. In addition, our Corporate Governance and Nominating Committee may consider such other factors as it may deem, from time to time, are in our and our stockholders' best interests.

The Corporate Governance and Nominating Committee works to ensure that our Board's composition reflects a broad diversity of experience, professions, skills, viewpoints, geographic representation, personal traits and backgrounds. Additionally, although we have no formal policy with respect to diversity, due to the global and complex nature of our business, our Board believes it is important to identify otherwise qualified candidates who would increase our Board's racial, ethnic, gender and/or cultural diversity. No specific weights are assigned to particular criteria, and the Corporate Governance and Nominating Committee does not believe that any specific criterion is necessarily applicable to all prospective nominees. When the Corporate Governance and Nominating Committee reviews a potential new candidate, it looks specifically at the candidate's qualifications in light of the needs of our Board at that time, given the then-current mix of director attributes. With respect to the nomination of continuing directors for re-election, each continuing director's past contributions to our Board are also considered.

When considering new director candidates, the Corporate Governance and Nominating Committee reviews whether the nominee is independent for Nasdaq purposes and recommends a determination to the Board, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Corporate Governance and Nominating Committee generally relies on a variety of resources to compile a list of potential candidates, including, among other things and depending upon the circumstances, its network of contacts, searches of corporate, academic and government environments and resources, and third party executive search firms. The use of third party executive search firms has increased in recent years. **We believe utilizing such a broad variety of resources furthers our Board's goal of ensuring the identification and consideration of a diverse range of qualified candidates, including, without limitation, women and minority candidates.**

After considering the function and needs of our Board, the Corporate Governance and Nominating Committee conducts appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates. The Corporate Governance and Nominating Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to our Board by majority vote.



1	Reviewing and recommendation	The Corporate Governance and Nominating Committee reviews whether the nominee is independent for Nasdaq purposes and recommends a determination to the Board, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary.
2	Background check	After considering the function and needs of our Board, the Corporate Governance and Nominating Committee conducts appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates.
3	Meeting	The Corporate Governance and Nominating Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to our Board by majority vote.

If the Corporate Governance and Nominating Committee determines to identify new independent director candidates for Board membership, it works with the full Board to determine the skills and qualifications that would best complement our Board, and is authorized to retain and to approve the fees of third-party executive search firms to identify and interview prospective director nominees.

The Corporate Governance and Nominating Committee uses the same process for evaluating all nominees, regardless of the source of the nomination. The Corporate Governance and Nominating Committee has periodically retained the services of an executive search firm to assist it in identifying new candidates to join the Board.

A stockholder meeting the ownership requirements in our bylaws, including our proxy access bylaw, who desires to include in the Company's proxy materials a candidate for election to our Board must direct the nomination in writing to NetApp, Inc., 3060 Olsen Drive, San Jose, California 95128, Attention: Corporate Secretary in the time periods prescribed by the Company's bylaws. The nomination must include the same information required by the Company's bylaws in connection with the nomination of a director of our Board, including, without limitation, the candidate's name and age; home and business contact information; principal occupation or employment and the name, type of business and address of the nominee's employer; information regarding the nominee's and the nominating person's ownership of Company stock; a description of any arrangement or understanding of the nominee and the nominating person with each other or any other person regarding future employment or any future transaction to which the Company will or may be a party; and a written consent to be nominated and written statement that, if nominated, such candidate will tender an irrevocable advance resignation in accordance with the Company's Corporate Governance Guidelines. As detailed in the Company's bylaws, every nominee, whether nominated by the Board or a stockholder, must also deliver to the Company's Corporate Secretary certain written representations and agreements, including a representation and agreement regarding such person's agreement, arrangements or understandings with any person or entity as to how such person, if elected as a director of the Company, will act or vote on any issue or question.

Corporate Governance

Our Board has adopted policies and procedures that our Board believes are in the best interests of the Company and its stockholders while being compliant with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC and the Nasdaq.

Our Board leadership structure, which includes a separation of the role of Board Chair and Chief Executive Officer, reflects our Company leadership needs and provides effective oversight of Company management and risk management. Eight of our nine directors are independent, including our Board Chair. Within the last five years, the Company has added four new independent directors to our Board and increased our Board's gender, racial and ethnic diversity.

The operation and functions of the Board are governed by our Corporate Governance Guidelines. In addition, all of the Company's directors, officers and employees are subject to our Code of Conduct.

Further details on our governance practices are provided in the following sections.

Corporate Governance Highlights

We are committed to strong corporate governance, which promotes the long-term interests of our stockholders and strengthens our Board and management accountability. Since the 2017 Annual Meeting of Stockholders (the "2017 Annual Meeting"), in response to feedback from our stockholders, we have adopted proxy access bylaws and agreed to share diversity data (including our consolidated EEO-1 report) on our website, which we update annually. We have also adopted bylaw provisions providing qualifying stockholders holding at least 25% of the outstanding stock of the Company the right to request special stockholder meetings, subject to the applicable terms of our bylaws. In 2021, we adopted amendments to the Company's certificate of incorporation and bylaws providing qualifying stockholders holding at least 25% of the outstanding stock of the Company the right act by written consent.

Governance highlights include:

- Other than the Chief Executive Officer, our Board is composed of all independent directors (i.e., eight out of nine directors are independent)
- Separation of the roles of Chair of the Board and Chief Executive Officer
- Board refreshment
- Increased board diversity
- Majority voting in the uncontested election of directors
- Each director is required to submit an irrevocable, conditional resignation effective only upon both (1) the failure to receive the required vote for reelection and (2) our Board's acceptance of such resignation
- Three active standing Board committees with 100% independent members
- Robust Code of Conduct
- Annual publication of ESG Report
- Diversity data, including EEO-1 reporting, posted on Company website

- Proxy access bylaws
- Stockholder right to call special meeting
- Stockholder right to act by written consent
- Annual Say-on-Pay vote
- Director and executive stock ownership guidelines
- Board involvement in setting long-term corporate strategy
- Board oversight of risk management, including financial, operational, strategic, data privacy, cybersecurity, legal and regulatory risks
- Board oversight of human capital management, including workforce diversity and inclusion
- Board oversight of environmental, social and governance programs, policies and practices
- Annual Board and Board committee self-evaluations
- Annual assessment of director compensation by independent compensation consultant

Our Board has adopted a formal set of Corporate Governance Guidelines concerning various issues related to Board membership, structure, function and processes; Board committees; leadership development, including succession planning; oversight of risk management; and our ethics helpline. A copy of the Corporate Governance Guidelines is available on our website at http://investors.netapp.com/corporate-governance.

Board Structure and Responsibilities

Board Leadership Structure

Our Board does not view any particular leadership structure as preferred and routinely considers the appropriate leadership structure. This consideration includes the pros and cons of alternative leadership structures in light of the Company's operating and governance environment at the time, with the goal of achieving the optimal model for Board leadership and effective oversight of management by our Board.

Our Board consists of nine directors, eight of whom are independent. Our only non-independent director is Mr. Kurian, our Chief Executive Officer. Mr. Nevens, an independent director, holds the role of Chair of the Board. The Board believes this structure benefits the Board and the Company by enabling the Chief Executive Officer to focus on operational and strategic matters while enabling the Chair to focus on Board and governance matters, including, among other things, the creation of long-term stockholder value and long-range strategic planning.

As described in more detail below, our Board of Directors has three standing committees, each of which is composed solely of independent directors and chaired by an independent director. Our Board delegates substantial responsibility to each Board committee, which regularly reports its activities and actions back to the Board. We believe that our independent Board committees and their respective chairs are an important aspect of our Board leadership structure.

Board Oversight

Strategic Planning

Our Board oversees and contributes to the formation of the Company's strategy and provides oversight of management's execution and refinement of our strategic plans. The Board engages in discussions regarding our corporate strategy at every Board meeting and, at least annually, receives a formal update on the Company's short- and long-term objectives, including the Company's operating plan and long-term strategic plan.

Board's Role in Risk Oversight

Our Board, as a whole and through its committees, has responsibility for the oversight of risk management.

Board

In its oversight role, our Board has the responsibility to satisfy itself that the risk management processes designed and implemented by our executive officers are adequate and functioning as designed. The involvement of our Board in setting our long-term business strategy is a key part of our Board's oversight of risk management and allows our Board to assess and determine what constitutes an appropriate level of risk for the Company and review and consider management's role in risk management. Our Board regularly receives updates from management and outside advisors regarding material risks the Company faces. At least on an annual basis, the head of enterprise risk management and members of senior management report on our top enterprise risks, and the steps management has taken or will take to mitigate these risks. Our Chief Security Officer also provides regular updates to the Board on top risks related to cybersecurity, our enterprise and products. We have also adopted guidelines regarding escalation of cybersecurity incidents to our Board.



Committees

Each committee of our Board oversees specific aspects of risk management and meets in executive session with management to discuss our risks and exposures. Our committees regularly report their findings to our Board.

Audit Committee	Talent and Compensation Committee	Corporate Governance and Nominating Committee
Oversees overall integrity of our financial statements, accounting and auditing matters, our compliance with legal, regulatory and public disclosure requirements, our enterprise risk management program, and our initiatives related to information security and cybersecurity, including prevention and monitoring	Oversees the design of our incentive programs and reviews risks associated with our compensation policies and programs; reviews human capital strategy and programs to assist in understanding our corporate culture, workforce diversity and inclusion, talent acquisition, development and engagement	Oversees the management of risks associated with director independence, conflicts of interest, board composition and organization, and director succession planning; oversees and regularly reviews our environmental, social and governance programs, policies and practices



Management

With the oversight of our Board, our executive officers are responsible for the day-to-day management of the material risks the Company faces. Other than when our Board or a committee of our Board meets in executive session, senior management attends all meetings of our Board and its committees and is available to address questions raised by directors with respect to risk management and other matters.

Succession Planning

The Board plans for succession to the position of CEO and other senior management positions to help ensure continuity of leadership. The Talent and Compensation Committee reviews succession plans for the CEO and other senior management positions as well as the development plans and strategies to accelerate the readiness of internal candidates. The Talent and Compensation Committee and management review the succession plans with the Board annually. To assist the Board in this effort, the CEO provides the Board with an assessment of other executives and their potential as a suitable successor. The CEO also provides the Board with an assessment of individuals considered to be potential successors to certain other senior management positions. The Board discusses and evaluates these assessments, including in private sessions, and provides feedback to the CEO. Management is responsible for developing retention and development plans for potential successors and periodic progress reports and reviews are provided to the Board.

ESG Oversight

At NetApp, we are inspired by the belief that business success goes beyond profits and our share price to include our impact on society and the environment. For the benefit of all of our stakeholders, including our employees, customers, partners, and stockholders, we are committed to effective environmental, social, and governance ("ESG") management.

ESG Reporting and Standards

Since fiscal 2020, we have published an ESG Report on an annual basis that provides greater detail regarding our commitment to sound governance, social impact and sustainable practices. Beginning in fiscal 2021, we transitioned our annual ESG reporting schedule to align to our financial reporting. Future reports and data will be published following the conclusion of NetApp's fiscal year.

NetApp's 2021 ESG Report, which detailed our ESG goals for the fiscal year, was prepared in accordance with leading ESG frameworks, including the Sustainability Accounting Standards Board (SASB) Standards of the Value Reporting Foundation, the Task Force on Climate-related Financial Disclosures (TCFD), and the Global Reporting Initiative (GRI). We anticipate continuing our practice of publishing annual ESG Reports.

Governance, Corporate Leadership and Management

The Corporate Governance and Nominating Committee, pursuant to its charter, is charged with oversight and periodic review of the Company's ESG programs, policies and practices, including in light of any feedback received from stockholders. Management presents updates with respect to the Company's ESG programs to the Corporate Governance and Nominating Committee at least twice a year. The Corporate Governance and Nominating Committee is responsible for evaluating ESG goals set by NetApp management and ensuring that those goals align with NetApp's stated values and long-term strategy. The other Board committees also assist the Board in fulfilling its oversight responsibilities by overseeing related risks in their areas of responsibility, including:

Talent and Compensation Committee	Oversees initiatives related to key human capital management strategies and programs, including diversity, inclusion and belonging initiatives
Audit Committee	Oversees the implementation and effectiveness of the Company's corporate integrity, internal control, disclosure and compliance programs

In 2021, we appointed a vice president as our sustainability leader. This individual, who reports to Elizabeth M. O'Callahan, our Executive Vice President, Chief Legal Officer and Corporate Secretary, leads our ESG program and is responsible for driving the development of the Company's ESG strategy and implementation of those efforts throughout the business.

The sustainability leader leads our Global Business Conduct Council ("GBCC"), which has management oversight of the Company's ESG program, including strategy, goal setting and progress, and reporting. The GBCC is a cross-functional leadership team that includes executives from our finance, human resources, legal, go to market, investor relations, internal audit, operations, and engineering teams.

We conducted an assessment in fiscal 2022 to define and prioritize key ESG issues impacting our company and stakeholders. We engaged with key stakeholders to understand their areas of concern and to validate our own ESG approach. We currently anticipate that the results of our assessment, including its impact to any ESG goals to be established for fiscal 2023, will be reported in the Company's 2022 ESG Report, which we expect to publish later this fiscal year.

More information about our ESG programs, including our ESG Reports, is available in the Investor Relations section of our website at https://www.netapp.com. Our website, ESG Reports and other information available on our website are not part of, nor are they incorporated by reference into, this proxy statement.

Committees of the Board of Directors

Our Board currently has three standing committees, each of which is composed entirely of independent directors, and each of which operates under a charter approved by our Board: the Audit Committee, the Corporate Governance and Nominating Committee, and the Talent and Compensation Committee.

Corporate Governance and Nominating Committee

Members	Meetings
T. Michael Nevens (Chair) Kathryn M. Hill George T. Shaheen	The Corporate Governance and Nominating Committee held **five** meetings during fiscal 2022.

Responsibilities

- Review of matters concerning corporate governance and providing recommendations to the Board.
- Review of composition of the Board and its committees and providing recommendations to the Board.
- Evaluation and recommendation of candidates for Board membership and consideration of nominees recommended by stockholders who satisfy the conditions described above under "Director Selection."
- Evaluation of the performance of the Board.
- Review of conflicts of interest of members of the Board and corporate officers.
- Review and approval of related person transactions.
- Oversight and management of risks associated with director independence, conflicts of interest, board composition and organization, and director succession planning.
- Development and recommendation of corporate governance policies and other governance guidelines and procedures to our Board.
- Oversight and review of the Company's ESG programs, policies, and practices.

All members of the Corporate Governance and Nominating Committee are independent in accordance with the applicable laws and regulations of the SEC and the Nasdaq Listing Rules.

The functions of the Corporate Governance and Nominating Committee are detailed in the Corporate Governance and Nominating Committee Charter, which can be found on the Company's website at http://investors.netapp.com/corporate-governance.

Talent and Compensation Committee

Members	**Meetings**
Kathryn M. Hill (Chair) Gerald Held Carrie Palin George T. Shaheen	The Talent and Compensation Committee held **five** meetings during fiscal 2022.

Responsibilities

- Review of the Company's overall compensation and benefits philosophy and strategy and advising the Company's management.

- Assist the Board in completing its responsibilities relating to oversight, evaluation and approval of the compensation of the Company's Chief Executive Officer, all executive vice presidents, all senior vice presidents, other executive officers and non-employee directors.

- Review of the corporate goals relevant to compensation, and our executive and leadership development policies.

- Review and approval of the Company's compensation and benefits plans and programs in accordance with the Talent and Compensation Committee charter.

- Creation of the compensation guidelines under which management establishes salaries for non-officers and other employees of the Company.

- Administration of the compensation and benefit plans of the Company.

- Establishment of salaries, incentive and equity compensation programs, and other forms of compensation for our officers and non-employee directors.

- Oversight of the management of risks associated with the Company's compensation policies and programs.

- Oversight of the Company's human capital management strategy and programs, including the Company's talent strategy and key programs related to corporate culture, workforce diversity and inclusion, talent acquisition, engagement, development and retention.

- Review of executive and leadership development policies, plans and practices for the retention and development of executive and leadership talent, including annual review with the Board of succession plans for the CEO and executive officers reporting to the CEO.

- In accordance with applicable Nasdaq rules, review and assessment of the independence of any compensation consultant, legal counsel or other advisor that provides advice to the Talent and Compensation Committee.

All members of the Talent and Compensation Committee are independent in accordance with the applicable laws and regulations of the SEC and the Nasdaq Listing Rules.

In fulfilling its responsibilities, the Talent and Compensation Committee is entitled to delegate certain of its responsibilities, power and authority to a subcommittee as the Talent and Compensation Committee deems appropriate. Specifically, at its discretion, the Talent and Compensation Committee has the authority to designate a subcommittee with the authority to grant options, restricted stock units or other equity awards to non-executive officer employees of the Company and to amend such equity awards.

The functions of the Talent and Compensation Committee are detailed in the Talent and Compensation Committee Charter, which can be found on the Company's website at http://investors.netapp.com/corporate-governance. The Talent and Compensation Committee meets regularly with its outside advisors independently of management.

Audit Committee

Members
Scott F. Schenkel (Chair)
T. Michael Nevens
Deepak Ahuja
Deborah L. Kerr

Meetings
The Audit Committee held **ten** meetings during fiscal 2022.

Responsibilities

- Oversight of the integrity of the Company's financial statements and adequacy of the Company's internal controls.
- Appointment, compensation, retention, termination and oversight of the work of the Company's independent registered public accounting firm, Deloitte & Touche LLP, which reports directly to the Audit Committee.
- Review of various auditing and accounting matters, including the selection of the Company's independent registered public accounting firm, the scope of the annual audits, fees to be paid to the independent registered public accounting firm, the performance of the Company's independent registered public accounting firm, the accounting practices of the Company and other such functions as detailed in the Audit Committee Charter.
- Oversight of the quality of the internal audit function of the Company, which reports directly to the Audit Committee.
- Oversight of the Company's risk management program, including financial, operational, strategic, privacy, cybersecurity, legal and regulatory risks.
- Oversight of compliance with legal, regulatory and public disclosure requirements.

All members of the Audit Committee are independent in accordance with the applicable laws and regulations of the SEC and the Nasdaq Listing Rules. All of the members of the Audit Committee also meet the applicable requirements for financial literacy. Each member of the Audit Committee has the requisite financial management expertise. Our Board has determined that each of Mr. Ahuja and Mr. Schenkel qualifies as an "audit committee financial expert" under the rules and regulations of the SEC.

The functions of the Audit Committee are detailed in the Audit Committee Charter, which can be found on the Company's website at http://investors.netapp.com/corporate-governance.

Meetings and Attendance of Our Board of Directors

Our Board held ten meetings and also acted by written consent during fiscal 2022. During fiscal 2022, each member of our Board attended at least 75% of the aggregate of (1) the total number of meetings of our Board held during fiscal 2022; and (2) the total number of meetings held by all Board committees on which such director served, in each case covering the periods of fiscal 2022 during which such director served on our Board or such committees, as applicable.

Stockholder Meeting Attendance for Directors

We do not have a formal policy for director attendance at our annual meetings, but historically they have been attended by all of the directors. All of the directors then serving attended the 2021 Annual Meeting of Stockholders (the "2021 Annual Meeting"), which was held virtually.

Board Accountability and Processes

Stockholder Communications Policy

Stockholders may contact any of the Company's directors by writing to them c/o NetApp, Inc., 3060 Olsen Drive, San Jose, California 95128, Attn: Corporate Secretary. Employees and others who wish to contact our Board or any member of the Audit Committee to report questionable practices may do so anonymously by using this address and designating the communication as "confidential."

Board Self-Evaluation

Our Board maintains a regular and robust evaluation process designed to continually assess its effectiveness. Every year, the Board conducts a formal evaluation of each committee, individual directors, and the Board as a whole. Our process is designed to gauge understandings of and effectiveness in board composition and conduct; meeting structure and materials; committee composition; strategic planning and oversight; succession planning; culture and diversity; and other relevant topics, such as crisis management and ESG-related perspectives and skills.

Review and Design of Evaluation Process	Standard Interview Questions	One-on-One Discussion	Evaluation Results
• The Corporate Governance and Nominating Committee reviews the evaluation process annually, and designs each year's evaluation process and interview topics • The Board considers the current dynamics of the boardroom, the Company and its strategy, and our industry, the format of previous annual evaluations, and issues that are at the forefront of our investors' minds	Covers: • Board efficiency and effectiveness • Board and committee composition • Quality of board and committee discussions • Quality of information and materials provided • Company strategy • Board processes & culture	One-on-one discussions, using standard interview questions, between an independent, third-party facilitator, on one hand, and each director and certain members of senior management, on the other hand, to solicit their views on the Board's effectiveness	• Preliminary evaluation results are discussed with the Chair of the Board, followed by the Corporate Governance and Nominating Committee • Final evaluation results and recommendations discussed in a meeting of the Board

Over the past several years, the evaluation process has led to a broader scope of topics covered in Board meetings, improvements in Board process, changes to Board and committee composition and structure, and the identification of new key skills and qualifications relevant to service on our Board (i.e., cybersecurity and human capital management).

This year's evaluation identified areas for continued focus, including:

• Board oversight of ESG matters,

• Company strategy and broader market trends,

• regulatory environment,

• Board composition in support of long-term strategy, and

• management, director, and committee succession planning.

Code of Conduct

The Company has adopted a Code of Conduct that includes a conflicts of interest policy that applies to all directors, officers and employees. All employees are required to affirm in writing their understanding and acceptance of the Code of Conduct.

The Code of Conduct is posted on the Company's website at: http://investors.netapp.com/corporate-governance. The Company will post any amendments to or waivers of the provisions of the Code of Conduct on its website.

Stockholder Engagement and Outreach

The Company's relationships with its stockholders and other stakeholders are a crucial part of our corporate governance profile, and the Board recognizes the value of taking their views into account. Among other things, this engagement helps the Board and management to understand the larger context and impact of the Company's operations, learn about our expectations for our performance, assess emerging issues that may affect our business or other aspects of our operations, and shape policy.

On an annual basis and in the months following our annual stockholder's meeting, we conduct a formal outreach to stockholders to obtain investor perspectives on key topics of interest, including corporate governance, executive compensation, ESG, investor "top of mind" and other matters. In fiscal 2022, our formal outreach included stockholders representing approximately 60% of our outstanding shares; this included direct engagement regarding executive pay, which we were able to discuss with stockholders representing approximately 14% of our outstanding shares. Additional information regarding our outreach program, and its impact on our executive compensation planning is provided in the Compensation Discussion and Analysis section below.



Stockholder communications and inquiries are shared with the Company management, and with the Chair of the Board and its committees, as appropriate. In fiscal 2022, in response to certain communications or inquiries, members of Company management engaged in discussions with stockholders to discuss topics relating to ESG, corporate governance and supply chain management.

Director Onboarding & Continuing Education

Our Board maintains an orientation and onboarding program for new directors and a continuing education and reimbursement policy for all directors.

The orientation program is tailored to the needs of each new director depending on his or her level of experience serving on other boards and knowledge of NetApp and the technology industry. Materials provided to new directors include information on the Company's strategic plans, financial matters, Corporate Governance Guidelines, Code of Conduct, and other key policies and practices. The onboarding process includes meetings with other directors and members of senior management.

Continuing director education is facilitated through our continuing education and reimbursement policy, where the Company will reimburse directors for participation in director education seminars and opportunities, and our directors are encouraged to seek out continuing educational opportunities on topics necessary to assist them in fulfilling their duties.

Political Contributions Policy

The Company's Political Contributions Policy and its Code of Conduct prohibit political contributions of any kind, by or on behalf of the Company. Our Code of Conduct also requires advance approval of any donation of NetApp assets or funds. We believe this provides an additional measure of oversight in enforcing our policy against Company political contributions.

Personal Loans to Executive Officers and Directors

The Company does not provide personal loans or extend credit to any executive officer or director.

Director Compensation

The Talent and Compensation Committee evaluates the non-employee director compensation program annually with the assistance of its independent compensation consultant, Meridian Compensation Partners. As a part of this process, the Talent and Compensation Committee reviews market data for director compensation from the Company's Compensation Peer Group, the same group used for our executive compensation review, including cash compensation, equity compensation and stock ownership requirements. Non-employee director compensation is generally targeted at the market median and is periodically adjusted to maintain alignment with market and peer pay practices. Non-employee directors receive annual cash retainers as well as equity awards for their service on our Board. Details of the compensation are discussed in the narrative below. Employee directors do not receive any compensation for their services as members of our Board.

Director Compensation Table

The table below summarizes the total compensation paid by the Company to our directors for fiscal 2022.

Name	Fees Earned or Paid in Cash ($)[1]	Restricted Stock Units ($)[2][3]	Option Awards ($)[4]	Nonequity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
T. Michael Nevens	195,000	317,926	—	—	—	—	512,926
Deepak Ahuja	95,000	244,496	—	—	—	—	339,496
Gerald Held	90,000	244,496	—	—	—	—	334,496
Kathryn M. Hill	122,500	244,496	—	—	—	—	366,996
Deborah L. Kerr	95,000	244,496	—	—	—	—	339,496
Carrie Palin	90,000	244,496	—	—	—	—	334,496
Scott F. Schenkel	125,000	244,496	—	—	—	—	369,496
George T. Shaheen	100,000	244,496	—	—	—	—	344,496
George Kurian[5]	—	—	—	—	—	—	—

[1] The amounts in this column represent compensation that was earned in fiscal 2022. Our Board year does not correspond with our fiscal year. Our Board year begins on the date of each annual meeting and runs until the next annual meeting. Cash board fees are paid in arrears on a quarterly basis. A portion of the fees earned during the last quarter of fiscal 2021 were paid in the first quarter of fiscal 2022 and are included in this table. Likewise, a portion of the fees earned during the last quarter of fiscal 2022 were paid in the first quarter of fiscal 2023 and are not included in this table.

[2] Each non-employee director received a grant of a stock award in the form of a time-based restricted stock unit ("RSU") award representing the contingent right to receive shares of common stock. The amounts reported represent the grant date fair value of RSU awards to the director under the Company's Amended and Restated 1999 Stock Option Plan (the "1999 Plan"), which terminated the day after the 2021 Annual Meeting, and are computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC 718). Assumptions used in the valuations of these awards are included in Note 10 of the Annual Report. These amounts do not represent the actual value that may be realized by the non-employee director.

[3] The table below sets forth the aggregate number of RSUs, including RSUs for which the payout of shares has been deferred by such director, held as of April 29, 2022 by the non-employee directors who served on the Board in fiscal 2022:

Name	# of Outstanding Options (in Shares)	# of RSUs (in Shares)	Total Equity Awards Outstanding
T. Michael Nevens	—	3,520	3,520
Deepak Ahuja	—	2,707	2,707
Gerald Held	—	40,883	40,883
Kathryn M. Hill	—	2,707	2,707
Deborah L. Kerr	—	8,163	8,163
Carrie Palin	—	2,707	2,707
Scott F. Schenkel	—	2,707	2,707
George T. Shaheen	—	19,401	19,401

[4] As of April 29, 2022, no outstanding options were held by the non-employee directors who served on the Board in fiscal 2022.

[5] During fiscal 2022, Mr. Kurian served as our Chief Executive Officer and a member of the Board. Mr. Kurian did not receive any additional compensation for serving on our Board. For more information on Mr. Kurian's compensation as our Chief Executive Officer, please see the "Executive Compensation Tables and Related Information—Summary Compensation Table" below.

Summary of Director Compensation Policy

The following table sets forth a summary of our total compensation policy for our non-employee directors as of the end of fiscal 2022:

Board Retainer

Lead Independent Director/Chairman

$150,000	$325,000
Annual Cash Retainer	Equity Grants

Other Board Members

$75,000	$250,000
Annual Cash Retainer	Equity Grants

Committee Retainer

Audit Committee

| $30,000 | Chairperson |
| $20,000 | Member |

Talent and Compensation Committee

| $22,500 | Chairperson |
| $15,000 | Member |

Corporate Governance and Nominating Committee

| $15,000 | Chairperson |
| $10,000 | Member |

In July 2021, in accordance with its annual practice, the Talent and Compensation Committee evaluated the compensation for non-employee directors, including benchmarking the directors' cash and equity compensation against our Compensation Peer Group (as disclosed in the section titled "Compensation Peer Group and Use of Market Data" beginning on page 44 of this Proxy Statement). In connection with this evaluation, the Talent and Compensation Committee reviewed the annual cash retainer, the annual equity grant, fees for committee services, fees for chairs, grants on initial appointment, and stock ownership guidelines for our non-employee directors. The Talent and Compensation Committee reviewed data compiled by Meridian, including average compensation per director of peer companies, Committee member and chair retainers, director equity grant practices and other relevant director pay practices. The Talent and Compensation Committee determined, with the assistance of its independent advisor, that no adjustment to director compensation was necessary.

Our non-employee directors: (i) prior to and including fiscal 2022, received automatic annual equity grants under the 1999 Plan and (ii) subsequent to fiscal 2022, will receive automatic annual equity grants under the 2021 NetApp, Inc. Equity Incentive Plan (the "2021 Plan") pursuant to an outside director compensation policy adopted by our Board and the Talent and Compensation Committee, which may be revised from time to time as our Board or the Talent and Compensation Committee deems appropriate. Since fiscal 2016, all non-employee director automatic annual equity grants have been in the form of RSUs.

Following the 2021 Annual Meeting, each of the individuals re-elected as a non-employee director received the number of RSUs indicated in the table below with respect to their automatic annual equity awards under the 1999 Plan.

Name	RSUs	Stock Option Grants (in Shares)	Stock Option Exercise Price ($)	Grant Date
T. Michael Nevens	3,520	—	—	September 10, 2021
Deepak Ahuja	2,707	—	—	September 10, 2021
Gerald Held	2,707	—	—	September 10, 2021
Kathryn M. Hill	2,707	—	—	September 10, 2021
Deborah L. Kerr	2,707	—	—	September 10, 2021
Carrie Palin	2,707	—	—	September 10, 2021
Scott F. Schenkel	2,707	—	—	September 10, 2021
George T. Shaheen	2,707	—	—	September 10, 2021

As provided in the outside director compensation policy, a newly elected or appointed non-employee director automatically receives a grant of RSUs upon his or her first election or appointment to the Board with a value of $250,000 (if such election or appointment occurs before February of the applicable year) or with a value of $125,000 (if such election or appointment occurs in or after February of the applicable year). On the date of each annual stockholders meeting, but after any stockholder votes are taken on such date, each outside director who is re-elected automatically receives a grant with a value of $250,000, except the Chair of the Board, who receives a grant with a value of $325,000.

Equity awards for non-employee directors are represented as a dollar value. For these purposes, the value of any awards of RSUs will equal the product of (1) the fair market value of one share of common stock on the grant date of such award and (2) the aggregate number of RSUs.

Each non-employee director is also eligible to receive an annual cash retainer for his or her Board and committee service, pursuant to the terms of the outside director compensation policy. The Talent and Compensation Committee has approved a deferral program for our non-employee directors, which allows each non-employee director to elect to defer the receipt of his or her annual cash retainer until a later date in accordance with applicable tax laws. Additionally, for any automatic equity grant in the form of RSUs, the director may elect in accordance with federal tax laws when he or she will receive payout from his or her vested RSUs and defer income taxation until the award is paid. In connection with this deferral, a director may elect to receive payout within 30 days of the earliest of: (1) if the director so specifies, a specified date that is no earlier than January 1 of the second calendar year immediately following the date on which the RSUs vested; (2) the date the director ceases to serve as a director for any reason (in accordance with Internal Revenue Code Section 409A and the regulations thereunder ("Section 409A")); and (3) the date on which a Change of Control occurs. If the director does not specify a date per (1) above, then the RSUs shall be paid out upon the earlier to occur of (2) and (3) above. For the definition of "Change of Control", please see "Termination of Employment and Change of Control Agreements – Definitions Contained in Change of Control Severance Agreement" below. An election to defer the payout of vested RSUs is not intended to increase the value of the payout to the non-employee director, but rather to give the non-employee director the flexibility to decide when he or she will be subject to taxation with respect to the award. Any election to defer payment of any vested RSUs will not alter the other terms of the award, including the vesting requirements. Dividend-equivalents will accrue on each equity award granted to our non-employee directors in fiscal 2020 and onwards if any such equity award is vested but has been deferred by such director.

Executive Compensation

Advisory Vote to Approve Named Executive Officer Compensation ("Say-on-Pay")

Introduction

In accordance with Section 14A of the Exchange Act, we are asking stockholders to approve an advisory resolution approving the compensation of our NEOs as reported in this Proxy Statement. As described in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Talent and Compensation Committee has designed the compensation of our NEOs, who are crucial to our long-term success, to align each NEO's compensation with our short-term and long-term performance and interests of our stockholders, and to provide the compensation and incentives needed to attract, motivate and retain our NEOs. You are urged to read the disclosure under "Compensation Discussion and Analysis," which describes in more detail our executive compensation policies, as well as the Summary Compensation Table and other related compensation tables and narrative disclosure, which provide detailed information on the compensation of our NEOs.

Our compensation programs reflect our continued commitment to pay-for-performance, with a substantial portion of each NEO's compensation being at-risk and subject to important performance measures aligned with long-term stockholder value. During fiscal 2022, a significant percentage of each NEO's total compensation (as reported in the Summary Compensation Table) was at-risk, comprising performance-based cash bonus opportunities, restricted stock units (RSUs) and performance-based RSUs (PBRSUs). The Talent and Compensation Committee sets a portion of NEOs' compensation based on their achievement of annual financial and operational objectives that are designed to advance our long-term business objectives and create sustainable long-term stockholder value. Our performance-based compensation elements are guided by the Talent and Compensation Committee's long-term compensation objectives of alignment of pay outcome with stockholder's experience and the creation of value for stockholders. In addition, we continue to be committed to responsible compensation governance practices. The Talent and Compensation Committee believes that the compensation arrangements for our NEOs are consistent with market practice and provide for compensation that is reasonable in light of our performance and the performance of each individual NEO. Moreover, the Talent and Compensation Committee prohibits egregious pay practices, such as excessive perquisites or tax "gross up" payments, as elements of our NEOs' compensation.

The resolution to approve the compensation of our NEOs on an advisory basis, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the compensation of our NEOs. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Proxy Statement. Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the NEOs, as disclosed in the Company's Proxy Statement for the 2022 Annual Meeting of Stockholders pursuant to the executive compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the fiscal 2022 Summary Compensation Table and the other related tables and disclosure."

The say-on-pay vote is advisory, and is therefore not binding on us, the Talent and Compensation Committee or our Board. However, our Board and the Talent and Compensation Committee value the opinions of our stockholders, and the Talent Compensation Committee will consider the results of this Proposal Number 2 in evaluating whether any actions are necessary to address those concerns. At the 2021 Annual Meeting, consistent with the recommendation of our Board, our stockholders voted in support of our advisory say-on-pay resolution, with over 94% of the votes cast in favor (excluding broker non-votes). In light of the results of this vote, and after also considering a variety of other factors, the Talent and Compensation Committee continued its focus on performance-based compensation in fiscal 2022. Our stockholders also voted in favor of the Board-recommended annual frequency of advisory votes on NEO compensation at the 2017 Annual Meeting. We will continue to conduct advisory votes on NEO compensation on an annual basis. We will conduct another vote on the frequency of advisory votes on NEO compensation at our 2023 Annual Meeting of Stockholders.

Vote Required

The affirmative vote of a majority of the stock having voting power present in person or represented by proxy is required to approve this Proposal Number 2. Unless you indicate otherwise, your proxy will be voted "FOR" the proposal.

Recommendation of the Board

Our Board of Directors Unanimously Recommends That Stockholders Vote, on an Advisory Basis, FOR Proposal Number 2.

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis ("CD&A") explains the objectives and practices underlying the design of our executive compensation program and the compensation paid to our named executive officers ("NEOs") in fiscal 2022:

George Kurian	Chief Executive Officer
Michael J. Berry	Executive Vice President and Chief Financial Officer
Cesar Cernuda	President
Harvinder S. Bhela[1]	Executive Vice President and Chief Product Officer
Elizabeth M. O'Callahan[2]	Executive Vice President, Chief Legal Officer and Corporate Secretary
Matthew K. Fawcett[3]	Executive Vice President and Chief Strategy Officer
Brad Anderson[4]	Former Executive Vice President, Hybrid Cloud Group

[1]   Mr. Bhela was hired in January 2022.

[2]   Ms. O'Callahan was promoted to Executive Vice President, Chief Legal Officer and Corporate Secretary in January 2022.

[3]   Mr. Fawcett was an executive officer in his role as Executive Vice President, Chief Legal Officer and Corporate Secretary prior to January 2022.

[4]   Mr. Anderson retired from the Company in February 2022.

For certain information concerning our Executive Officers, see "Information About Our Executive Officers" in Item 1 of Part I of our Form 10-K.

Executive Compensation Objectives

The Talent and Compensation Committee's objectives for our executive compensation programs are to:

- Drive long-term stock price appreciation by linking a meaningful portion of executive compensation to financial and non-financial measures that will drive or reflect the creation of stockholder value;
- Help recruit and retain experienced and highly qualified executives in the competitive labor environment in which the Company competes for talent; and
- Motivate our executives to perform to the best of their abilities while holding them accountable for business results, and for obtaining those results ethically.

Our Fiscal 2022 Company Performance

$6.32B Net Revenues	$1.25B Adjusted Operating Income[1]	10.6% 3-year TSR[2]
10% Year-over-Year	27% Year-over-Year	

[1]   A reconciliation of non-GAAP to GAAP results can be found in Annex A.

[2]   Total Shareholder Return is the annualized percentage increase or decrease in the average adjusted closing price per share from the first day of fiscal 2019 to the last day of fiscal 2022, including dividends paid, stock splits and similar corporate transactions.

In fiscal 2022, we made sustained progress against our strategic goals, gaining share in enterprise storage, expanding our public cloud business, and notably, delivering record levels of gross margin dollars, operating income, and earnings per share. Additionally, the value of our hybrid cloud Data Fabric strategy has been recognized by and received acclaim from industry experts.

- We were included in CRN's Storage 100 list, representing industry leaders offering traditional on-premises and cloud deployments for cutting-edge solutions.
- We were named a winner of the Business Intelligence Group's Excellence in Customer Service Award.
- We were named as one of Newsweek's most trustworthy companies in 2022, underscoring the importance of operating based on our values.

In fiscal 2022, we successfully delivered against our commitment to grow revenue while expanding operating leverage, with a 10% revenue increase year-over-year. Additionally, in fiscal 2022, we:

- Achieved all-time high earnings per share, operating income, and gross margin dollars.
- Grew Public Cloud innovation, ARR, customers, and routes to market.
- Gained share in enterprise storage with strong growth in all-flash array and object storage products.

1-year TSR



3-year TSR



5-year TSR



"Peers" refers to the median TSR of our TSR peer group (as identified in this CD&A in the "Compensation Peer Group and Use of Market Data" section below).

Revenue

($ in millions)



Adjusted Operating Income

($ in millions)



Operating Cash Flow

($ in millions)



Supporting Sustainable Performance - NetApp's Continued Focus on Our Organizational Health and Employee Engagement

As NetApp continues to navigate evolving macroeconomic and societal changes emanating from the global pandemic, we remain focused on supporting our employees and customers. During fiscal 2022, we established our "Thrive Everywhere" program, our flexible work model, enabling our employees to work productively and collaboratively to achieve business objectives while balancing personal priorities. In a hyper-competitive technology talent market, we believe flexible work programs are the right way to support our employees and will serve our business and customers over the long-term with higher employee health and engagement, retention, and ultimately business results. This is evidenced in our year-over-year employee engagement results, with NetApp performing above the technology industry benchmarks. Our flexible work model approach supports our ability to continue to deliver value to our customers and compete as a cloud-led, data-centric software company.

Our Board of Directors, Talent and Compensation Committee, and senior executive leadership team are committed to maintaining and improving the health of our organization and fostering positive employee engagement. Examples of actions and results to sustain and evolve our organizational health in fiscal 2022 include:

- Formalization of regular oversight of key human capital/talent strategy and certain programs related to corporate culture, workforce diversity and inclusion, talent acquisition, engagement, development and retention (as described in the "Committees of the Board of Directors" section above);
- Implementation of enhanced executive compensation metrics in which we focused on advancing our diversity, inclusion and belonging objectives (described in this CD&A in the "Key Elements of Fiscal 2022 Compensation" section below) to drive year-over-year improvement in gender and underrepresented group representation;

- Achievement of above-industry benchmark results on overall employee engagement as well as maintained attrition at rates below the technology industry average; and
- Hiring and promotion of leadership talent into key roles as we focus on bench strength and our succession pipeline, including:
    - Harvinder Bhela joined NetApp as our Executive Vice President and Chief Product Officer; and
    - Elizabeth O'Callahan was promoted to the role of Executive Vice President, Chief Legal Officer and Corporate Secretary, through our internal succession planning process.

Our Fiscal 2022 Compensation Highlights

Our compensation program is designed to focus our executive team on growing NetApp's business and building long-term stockholder value by linking a substantial portion of pay to Company performance. The target pay mix for our chief executive officer and other NEOs for fiscal 2022 was primarily long-term and performance-based as illustrated in the charts below.

Pay Mix of CEO[1]



Average Pay Mix of other NEOs[1]



- ■ Salary
- ■ Annual ICP at Target
- ■ Performance-Based Long-Term Incentive (PBRSUs)
- ■ Time-Based Long-Term Incentive (RSUs)

[1] Charts (i) reflect target annual cash incentive award value and ongoing target equity award value for Messrs. Kurian, Berry, Cernuda and Bhela, and Ms. O'Callahan, (ii) exclude compensation for Messrs. Fawcett and Anderson, as they ceased to be NEOs during fiscal 2022; (iii) exclude the one-time awards to Mr. Bhela in connection with his hiring, and (iv) with respect to Ms. O'Callahan, reflects target pay amounts related to her promotion to Executive Vice President, Chief Legal Officer and Corporate Secretary. Amounts reflected in these charts may not add due to rounding and may differ from the amounts in the Summary Compensation Table because the values in the Summary Compensation Table are based on accounting standards and reflect actual bonus payouts, not targets.

Summary of Key Elements of Fiscal 2022 Compensation

The key elements of our fiscal 2022 executive compensation program were as follows:

Compensation Element	Features				Changes from fiscal 2021[1]
	Form	Performance/ Vesting Period	Performance Metric	Alignment to Compensation Objectives	
Base Salary	Cash	–	–	Set in accordance with market rates for the role, adjusted to reflect performance and job scope	No change in our approach for fiscal 2022
Annual ICP	Cash	Fiscal year	Subject to achievement of AOI (as defined below), revenue, Public Cloud ARR (as defined below) threshold targets: 25% each, with the remaining 25% based on achievement of MBOs (as defined below) for leadership and organizational goals (15%) and diversity, inclusion and belonging objectives (10%)	Aligns executive compensation to near-term key financial operating objectives and leadership priorities aimed at driving long-term shareholder returns	• Shifting to 75% weight on company financial performance and 25% on MBO performance • Added Public Cloud ARR as a key metric to support our growth in the cloud software market • 40% of the MBO (10% of the total annual cash incentive award value) is set to achieving diversity, inclusion and belonging objectives
Long-Term Equity Awards	Service-Vested RSUs	Vests in equal installments over four years	–	Promotes retention and is a direct tie to stockholder experience	25% vests after year 1 with remainder vesting quarterly in equal installments
	PBRSUs	PBRSUs vest after a three-year performance period	100% vest based on our TSR vs. a Performance Peer Group	Incentive to focus on longer-term outcomes that result in superior stock price to support NetApp as the preferred stock of choice in our industry	• No changes for fiscal 2022; additional updates are planned for fiscal 2023, please see the section "Looking Ahead – Fiscal 2023 Compensation Program"

[1] Approved by the Talent and Compensation Committee in the first quarter of fiscal 2022.

Incentive Program Structure and Payouts

The fiscal 2022 annual incentive compensation plan ("Annual ICP") under the Company's Executive Compensation Plan for executives is funded by four elements: (1) revenue, (2) adjusted operating income ("AOI"), (3) annualized revenue run-rate ("ARR"), and (4) management business objectives ("MBOs"), each of which are weighted at 25%.

For fiscal 2022, we revised our Annual ICP to better align with the transformation of our business as a hybrid cloud software services provider, reinforcing the objectives of growing our core business (reflected through the revenue and AOI goals), while accelerating growth in our cloud business (reflected through the ARR goals).

Additionally, a key tenet of our transformation is creating sustainable long-term growth. Given our renewed focus on how we operate, what we hold in our values and positive employee culture, the MBOs were revised to communicate priorities, reinforce accountability, and reward on results for leadership and diversity, inclusion & belonging organizational objectives. Specific objectives under the MBO are described below.

ANNUAL ICP: Fiscal 2022 Award

Financial (75% of Award)

> **Objective:** Key financial performance metrics supporting growth, profitability and cash generation, acceleration of our cloud business.
>
> **Fiscal 2022 Results:** Strong financial performance with year-over-year growth resulted in an above-target payout for the financial objectives. We outperformed on revenue and AOI against target and year-over-year results. While ARR grew significantly year-over-year and achieved above threshold performance, we did not meet target for fiscal 2022.
>
> Details of our fiscal 2022 performance range and results are provided in the tables below.

	Performance (in millions)			Performance % of Target	Payout % of Target Award
	Threshold	**Target**	**Maximum**		
Revenue (25% weighting)	$5,508	$6,139	$6,732	103%	129%
	Actual Result: $6,318				
AOI (25% weighting)	$942	$1,115	$1,274	112%	181%
	Actual Result: $1,250				
ARR (25% weighting)	$425	$512	$550	99%	87%
	Actual Result: $505				

Leadership, and Diversity, Inclusion and Belonging MBO (25% of Award)

Objectives: Focus senior leadership on measures and actions for Fiscal 2022:

Diversity, Inclusion and Belonging ("DI&B") MBO:

- Progressing representation for women and underrepresented groups ("URG") with meaningful improvements supported by planning and insights of how we will achieve our objectives

Based on improvements year-over-year, result for DI&B performance was 108.5% of target. Performance for underrepresented groups was above target. While representation of women increased over fiscal 2021 and was above threshold, we did not meet our target and this component paid below target.

Details of our fiscal 2022 DI&B MBO are provided below.

Leadership and organizational MBO:

- Increasing leadership through selecting, coaching and integrating team members with demonstrated cross-functional engagement as NetApp continues to grow as a multi-product company.

Regular reviews of the MBOs were conducted throughout the year by the Talent and Compensation Committee and the senior leadership team to support progress on these key measures/leading performance indicators.

Fiscal 2022 Results: Based on individual contributions to the above, payouts vary by NEO from 100% to 120% of target. *Individual performance is further described in the section "Fiscal 2022 Annual ICP Decisions"*.



	Result	Threshold (50% of Target Payout)	Target (100% of Target Payout)	Maximum (200% of Target Payout)	Performance % of Target	Payout % of Target Award
Women Representation (50% weighting)	24.7%	24.7%	25.0%	25.8%	Threshold	50%
URG Representation (50% weighting)	11.8%	11.3%	11.4%	12.0%	167%	167%

* Overall performance/payment of 108.5% is based on the average of each metric, equally weighted (50%+167%) / 2 = 108.5%

	Performance % of Target	Payout % of Target Award
Leadership and organization MBOs (individual results are described later in this CD&A)	0%-200%	73%-120%

PBRSUs: Fiscal 2020 3-year PBRSUs

Based on the results against pre-determined targets for the PBRSU program, the Talent and Compensation Committee approved the performance results for the PBRSUs granted in fiscal 2020, which had performance period of fiscal 2020-2022.

TSR (50% weighting)

Objective: Drive stockholder value creation and superior stock price to support NetApp as a preferred stock of choice among our peers.

Performance Period Results: NetApp had positive shareholder returns over the period but underperformed our target resulting in a below-target payout. Our relative TSR was 38th percentile of our peer group correlating to a below target payout at 75% of target.



	Threshold	Target	Maximum	Performance % of Target	Payout % of Target Award
TSR vs. 33 Peer Companies(1)	**Actual Result: 38th percentile of NetApp's peer group**			38th percentile	75%
	25th percentile	50th percentile	75th percentile		

(1) The 2020 PBRSU (applicable to the PBRSUs granted in fiscal 2020 that vested in fiscal 2022) peer companies are: Adobe, Apple, Alphabet, Arista Networks, Broadcom, Cisco Systems, Citrix Systems, Commvault Systems, Dell, F5 Networks, HP Enterprise, IBM, Intel, Intuit, Juniper Networks, KLA-Tencor, Marvell Technology, Micron Technology, Microsoft, Nutanix, Open Text, Oracle, QUALCOMM, Palo Alto Networks, Pure Storage, SAP, Seagate Technology, Salesforce, Teradata, VMWare, and Western Digital

AOI (50% weighting)

Objective: Encourage long term profitability growth with aggressive 3-year cumulative AOI target, reflecting 14% compound annual growth rate.

Performance Period Results: While we achieved positive and strong AOI of over $3.2B for the period, this result was below our threshold performance and therefore resulted in no payout.



	Threshold	Target	Maximum	Performance % of Target	Payout % of Target Award
AOI	**Actual Result: $3.2B Cumulative Adjusted Operating Income**			Below Threshold	0%
	$3.7B	$4.6B	$5.8B		

Total Overall Payout Value for 3-year PBRSUs granted in 2020 (TSR and AOI Combined): 37.5% of target PBRSUs granted.

Fiscal 2022 Management Team Transitions

NetApp continued to strengthen our leadership team in fiscal 2022 with the appointment of our chief product officer and planned succession for our chief legal officer position:

- Harvinder Bhela was appointed Executive Vice President and Chief Product Officer in January 2022. Mr. Bhela is responsible for leading NetApp's product and engineering teams in our ongoing transformation into a multi-cloud, storage, and data services leader by accelerating breakthrough innovation at scale. Mr. Bhela succeeds Mr. Anderson who retired from NetApp in February 2022.

- Elizabeth O'Callahan was promoted to the role of Executive Vice President, Chief Legal Officer and Corporate Secretary in January 2022. Ms. O'Callahan is responsible for overseeing all legal matters at the Company and managing the worldwide legal team as well as serving as NetApp's corporate secretary and chief compliance officer. Ms. O'Callahan joined NetApp in 2013, and through our succession planning process, succeeds Mr. Fawcett, who remains with NetApp in the role of Executive Vice President and Chief Strategy Officer.

In connection with Mr. Bhela's appointment, NetApp and Mr. Bhela entered into an offer letter, which provide for:

Annual Base Salary	$700,000
Annual ICP Opportunity	110% of base salary
Sign-on Bonus	$1,000,000, as a one-time sign on bonus, subject to 100% repayment by Mr. Bhela if he voluntarily terminates his employment within 12 months of his start date and 50% repayment by Mr. Bhela if he voluntarily terminates his employment after 12 months but within 24 months of his start date.
New Hire Equity	In February 2022, NetApp granted Mr. Bhela: • RSUs valued at $3,500,000* as a one-time new hire equity grant. Subject to continued employment, 50% of the RSUs vest on the first anniversary of the vesting commencement date, and 50% on the second anniversary of the vesting commencement date. • PBRSUs with a target value of $10,500,000. Subject to continued employment and achievement of certain performance criteria for NetApp's FY22 PBRSU program, the PBRSUs will vest at the end of the third anniversary of the vesting commencement date (as described later in this CD&A).
Long Term Incentive Equity	In fiscal 2023, Mr. Bhela will be eligible to receive an annual long-term incentive equity grant with a target value of $5,500,000; with at least 60% of such award in the form of PBRSUs and the remaining award in the form of service-based RSUs.

* Equity amounts shown represent the target value as communicated in Mr. Bhela's offer of employment. Values shown here may differ from the values displayed in the Summary Compensation table and the Grants of Plan Based Awards table as the tables represent the aggregate grant date fair value as calculated for financial statement reporting purposes in accordance with FASB ASC 718 for PBRSUs and RSUs, as applicable, granted in fiscal 2022. These amounts do not necessarily represent actual value that may be realized by Mr. Bhela. Assumptions used in the valuations of these awards are included in Note 10 of the Annual Report.

In determining Mr. Bhela's compensation, the Talent and Compensation Committee referenced peer company benchmark data and considered Mr. Bhela's compensation arrangements at his prior employer. The purpose of the sign-on bonus and new hire equity awards were to: 1) induce Mr. Bhela to join NetApp; 2) immediately align his interests with those of our stockholders; and 3) compensate for the forfeiture of equity awards and bonus opportunities in connection with leaving his prior employment. The Talent and Compensation Committee intends to compensate Mr. Bhela similarly to other NEOs in fiscal 2023 by granting him a mix of service-vested and performance-based RSUs (PBRSUs) and by including him as a participant in the Annual ICP.

Similar to other executives, Mr. Bhela is also eligible for the preventive care medical benefit (as discussed in the section "Supplemental Benefits and Perquisites" later in this CD&A), as well as severance and Change of Control benefits as described later in this CD&A and in the section "Termination of Employment and Change of Control Agreements".

In connection with Ms. O'Callahan's promotion to Executive Vice President, Chief Legal Officer and Corporate Secretary, Ms. O'Callahan received a salary increase to $500,000 from $425,000. Other ongoing elements of Ms. O'Callahan's compensation are discussed in the section "Components of Compensation".

Based on her appointment to Executive Vice President, Chief Legal Officer and Corporate Secretary, Ms. O'Callahan is also eligible for the preventive care medical benefit, as well as severance and change of control benefits as described later in this CD&A and in the section "Termination of Employment and Change of Control Agreements".

Stockholder Engagement and Advisory Vote on Executive Compensation

NetApp values the input of our stockholders on our compensation programs. We hold an advisory vote on executive compensation on an annual basis. We also regularly communicate with our stockholders to better understand their opinions on governance issues, including compensation.

Specific to our 2021 Say on Pay results, 94% of the votes cast were voted "FOR" approval of our executive compensation proposal (excluding broker non-votes). The Talent and Compensation Committee considered the result of this vote, believes that it affirms our stockholders' support for our approach to executive compensation and concluded that no specific changes to our executive compensation policies were warranted as a result of the vote.

Following our annual stockholder's meeting and in preparation for our fiscal 2023 compensation design cycle, we conducted a formal outreach to stockholders who owned 60% of our outstanding shares; this included direct engagement regarding executive pay, which discussed with stockholders representing approximately 14% of our outstanding shares. The results of our engagements indicated that stockholders support our executive pay structure, pay alignment, and transparency of disclosure. We will continue to seek stockholder input as part of our annual pay planning cycle.



The Talent and Compensation Committee will continue to consider input from stockholders and the outcome of our annual say-on-pay votes when making future executive compensation decisions.

Executive Compensation Policies and Practices

NetApp's Talent and Compensation Committee is committed to following best practices in compensation-related governance, as highlighted in the following table:

What We Do	What We Don't Do
✔ Employ a pay-for-performance philosophy reflected in program design and target pay levels for NEOs	✖ Guarantee bonuses
✔ Cap maximum annual incentive and performance-vested equity award payouts	✖ Provide tax gross-ups
✔ Maintain stock ownership guidelines for officers and directors	✖ Pay dividends/dividend equivalents on unvested equity awards
✔ Rely on an independent Talent and Compensation Committee and engage an independent Compensation Consultant	✖ Permit hedging or pledging Company stock by employees or directors
✔ Maintain a clawback policy	✖ Maintain plans that encourage excessive risk taking
✔ Provide only double trigger change of control vesting	✖ Provide significant perquisites
✔ Engage regularly with stockholders	

Establishing Compensation

Role of the Talent and Compensation Committee

The Talent and Compensation Committee oversees and approves all compensation arrangements for our NEOs. Each year, the Talent and Compensation Committee:

- Reviews our executive compensation program design and effectiveness and adjusts the program to support our business, taking into consideration the needs of the business, compensation peer data and other market prevalence and trend data, recommendations by our CEO and compensation consultant, retention and succession planning considerations, and legal, financial, and regulatory developments;
- Approves compensation decisions for NEOs, taking into account the recommendations of the CEO for all NEOs except himself, by setting compensation levels and targets for the performance-based elements of our compensation program for the current fiscal year and certifying achievement of performance targets and determining the associated payouts for the prior fiscal year;
- Assesses performance of our CEO (together with the independent members of our Board);
- Addresses executive compensation matters as they arise during the fiscal year due to personnel changes, changes in status and retention considerations; and
- Evaluates the effectiveness of our executive compensation program, including whether the program encourages excessive risk-taking.

A note about our focus on talent and the importance of employee engagement:

Additionally, as noted in the Executive Summary, during fiscal 2022, the Talent and Compensation Committee formalized in its Charter the regular oversight of key human capital/talent strategy and certain programs related to corporate culture, workforce diversity and inclusion, talent acquisition, engagement, development and retention. While these areas have been reviewed by the Talent and Compensation Committee regularly in the past, the Talent and Compensation Committee charter was updated to reflect that human capital insights, employee engagement, the talent landscape, culture and diversity, as well as succession planning are foundational to sustainable performance and supporting a positive work environment. We regularly seek feedback from our employees to understand key tenets of our culture and to align employee investments – whether through benefits to support diverse and evolving preferences, career progression, communications, ways to collaborate for improved productivity – and this is reviewed with the Talent and Compensation Committee, the results of which are used in the consideration of our future plans. This is an on-going cycle and remains a commitment to ensure a holistic view of the business.

CEO Input

The Talent and Compensation Committee solicits input from our CEO regarding all elements of the compensation to be paid to those executives reporting to him, including all NEOs other than himself. As part of the annual review process, our CEO provides compensation recommendations for the executives consistent with our pay principles and competitive market data. His recommendations are based on his assessment of each NEO's responsibilities and contributions to overall Company performance.

Determining CEO Pay

With respect to compensation for our CEO, the Chair of the Talent and Compensation Committee reviews the CEO's self-assessment and solicits input from the Board of Directors as to their perspectives of the CEO's and the Company's performance. The Talent and Compensation Committee approves all aspects of our CEO's pay.

Role of the Compensation Consultant

In making its decisions regarding compensation, the Talent and Compensation Committee obtains the advice and counsel of an independent compensation consultant. In fiscal 2022, the Talent and Compensation Committee again retained Meridian Compensation Partners, LLC (the "Consultant") as its independent compensation consultant. The Consultant provides information and guidance on our compensation strategy, peer group, competitive pay levels and pay practices, investor and proxy advisor preferences, alignment between our executive pay and performance, design of our incentive plans, including performance measures and goals, our annual compensation risk assessment, and Board compensation. The Consultant provides no other services to the Company other than those requested and approved by the Talent and Compensation Committee in fiscal 2022. The Talent and Compensation Committee assessed the independence of the Consultant pursuant to SEC rules and concluded that no conflict of interest exists that would prevent the Consultant from independently advising the Talent and Compensation Committee.

Compensation Peer Group and Use of Market Data

Each year, the Talent and Compensation Committee reviews and approves a peer group composed of technology companies, for which the median revenue approximates NetApp's revenue. The peer group may vary in its composition from year to year based upon the criteria for selection and market conditions. The Talent and Compensation Committee acknowledges the range of revenues within the peer group and NetApp's size positioning is considered when evaluating relevant market data.

For fiscal 2022, the companies in the peer group were selected primarily based on the following criteria:

- Similar revenue, market capitalization, number of employees, and other comparable business considerations.
- Similar business models / share price behavior, and
- Operating in the various markets in which we compete for talent.

The Talent and Compensation Committee also used relevant subsets of these peers to evaluate certain other pay practices, including the mix of compensation vehicles and measures used in incentive plans. For fiscal 2022, the Talent and Compensation Committee made no changes to the "Compensation Peer Group" from fiscal 2021.

The fiscal 2022 "Compensation Peer Group" consisted of:

Arista Networks	**Akamai**	**Adobe**
Citrix Systems	**Commvault Systems**	**F5 Networks**
HP Enterprise Company	**Intuit**	**Juniper Networks**
NortonLifeLock	**Nutanix**	**Palo Alto Networks**
Pure Storage	**Seagate Technology**	**Salesforce**
ServiceNow	**Splunk**	**Teradata**
VMware	**Western Digital**	**Workday**

The Talent and Compensation Committee reviewed each NEO's current target total compensation and the ranges of base salary, target annual cash incentive and equity compensation at the 25th, 50th, and 75th percentiles within the Compensation Peer Group. The Talent and Compensation Committee then applied its judgment in approving proper levels of each component of compensation for NEOs. Multiple factors influence a NEO's pay positioning, including, but not limited to, internal equity and hierarchy, succession planning, individual performance, Company performance, strategic role and tenure.

The result for fiscal 2022 was a target total compensation package for NEOs positioned between the 50th and 75th percentiles of the Compensation Peer Group.

	NetApp[1]	Percentile	Rank
Revenue	$5,899M	66% — 25th $2,536M / 50th $4,256M / 75th $10,681M	15 of 22
Market Capitalization	$20,865M	57% — 25th 12,564M / 50th 18,227M / 75th 59,421M	9 of 22
Number of Employees	11,000	56% — 25th 6,129 / 50th 9,950 / 75th 22,516	14 of 22

[1] Source: S&P Capital IQ; based on values at the time of the review.

Components of Compensation

The key elements of our fiscal 2022 executive compensation program – Base Salary, Annual ICP and Long-Term (Incentive) Equity Compensation – are described in more detail below.

Base Salary

What is it?	Base salary provides a fixed level of cash compensation designed to be commensurate with an executive's performance, qualifications, experience, responsibilities, potential and tenure.
How is it set?	The Talent and Compensation Committee reviews base salaries at least annually with the aim of paying market-competitive base salaries to attract and retain key executive talent. Annual salary increases are at the discretion of the Talent and Compensation Committee and are not automatic or guaranteed.
Why is it important?	Base salaries promote excellence in day-to-day management and operation of our business. Base salaries also serve as the basis for Annual ICP and other severance benefits.

Fiscal 2022 Base Salary Decisions

Based on the criteria noted above, the Talent and Compensation Committee conducted its holistic annual compensation review with the support of the Consultant. The pay for each of the officers listed below was reviewed (with the exception of Mr. Anderson who retired during fiscal 2022), resulting in the fiscal 2022 salary as shown in the table below.

Upon reviewing the market information along with the performance for Mr. Kurian for fiscal 2022, the Talent and Compensation Committee increased his salary by 5.3% from $950,000 to $1,000,000, commensurate with the market median (50th percentile) of the CEOs of the Compensation Peer Group. This increase was supported by Mr. Kurian's sustained performance in the role of CEO and aligned with the Talent and Compensation Committee's philosophy on competitive pay.

Based on NetApp's planned succession process, Ms. O'Callahan was promoted to the role of Executive Vice President, Chief Legal Officer and Corporate Secretary, effective January 1, 2022. Based on the promotion, Ms. O'Callahan's performance, and the Talent and Compensation Committee's competitive pay review, Ms. O'Callahan's salary was increased by 17.6% from $425,000 to $500,000.

No other salary increases were provided as the salaries were deemed to be competitively positioned in alignment with NetApp's pay philosophy.

Name	Fiscal 2022 Base Salary	Percentage Increase from Fiscal 2021
George Kurian	$ 1,000,000	5.3%
Michael J. Berry	$ 600,000	0%
Cesar Cernuda[1]	$ 709,000	0%
Harvinder Bhela[2]	$ 700,000	n/a
Elizabeth O'Callahan[3]	$ 500,000	17.6%
Matthew K. Fawcett	$ 548,000	0%
Brad Anderson[4]	$ 550,000	0%

[1] Mr. Cernuda is paid in EUR, the amount shown here have been converted to USD based on the exchange rate as of April 29, 2022; there is no change in salary year-over-year

[2] Mr. Bhela joined NetApp on January 18, 2022 as Executive Vice President, Chief Product Officer.

[3] Ms. O'Callahan was promoted to the role of Executive Vice President, Chief Legal Officer and Corporate Secretary on January 1, 2022.

[4] Mr. Anderson retired from NetApp on February 15, 2022.

Annual ICP

What is it?	Annual ICP is cash earned based on NetApp's financial performance (weighted 75%) and individual MBOs (weighted 25%). Threshold levels of performance are required to earn a payout for the incentives.
How is it set?	The Talent and Compensation Committee determines the eligibility of NEOs to participate in Annual ICP when it approves the terms and conditions, including the performance targets and payout levels, which are set in the first quarter of our fiscal year. NetApp does not guarantee payment of Annual ICP amounts to any NEO. The Talent and Compensation Committee certifies the level of performance achieved and determines resulting payouts shortly after the end of the fiscal year.
Why is it important?	Annual ICP is designed to align executive compensation to our annual performance and drive the achievement of key business results, which ultimately lead to long-term stockholder value. It also creates accountability, and rewards NEOs, for driving strategic objectives.

Target Annual ICP Awards

Target Annual ICP awards for NEOs are set so that target total short-term cash compensation (salary plus target Annual ICP award) is generally between the 50th and 65th percentiles relative to the Compensation Peer Group. The target annual ICP awards for NEOs were not changed for fiscal 2022. Our CEO's target Annual ICP award is 170% of his base salary which is higher than the other NEOs' targets based on the scope of his role. The higher target Annual ICP award percentage:

- Reflects Mr. Kurian's responsibility for driving the Company's strategy to remain competitive in the rapidly evolving data services and storage market; and

- Places a greater portion of his total annual cash compensation subject to performance.

Name	Fiscal 2022 Target ICP Award % of Salary	Changes from Fiscal 2021
George Kurian	170%	None
Michael J. Berry	110%	None
Cesar Cernuda	130%	None
Harvinder Bhela[1]	110%	n/a
Elizabeth O'Callahan	80%	None
Matthew K. Fawcett	80%	None
Brad Anderson[2]	110%	None

[1] Mr. Bhela joined NetApp on January 18, 2022.

[2] Mr. Anderson retired from NetApp on February 15, 2022.

Determination of Awards

Payouts are earned based on NetApp's performance against financial goals and each NEO's achievement of their MBOs. The Talent and Compensation Committee approves such goals and MBOs at the beginning of each fiscal year. Each participant was eligible to earn a maximum award of 200% of such participant's target award. Following the end of fiscal 2022, the Talent and Compensation Committee determined: the level of achievement by the Company of revenue, AOI, and ARR goals and respective funding level. The Talent and Compensation Committee also determined awards to each NEO based on a combination of Company financial performance relative to the financial goals and NEO achievement of the MBOs tied to the Company's strategic business objectives and Diversity, Inclusion and Belonging objectives, as further described below. Starting in fiscal 2021, retirement-eligible NEOs who retire during a fiscal year may be eligible to receive prorated bonus targets and payouts based on their period of employment during the applicable fiscal year.


Revenue 25% Weighting
+
Adjusted Operating Income 25% Weighting
+
Annual Revenue Run-rate 25% Weighting
+
Individual Performance on MBO 25% Weighting
×
Individual Target amount (Base Pay[a] x Target %)
=
Individual Final Payout (Capped at 200%)

[a] Base Pay equals actual gross base salary paid during fiscal 2022

Financial Goals

The Talent and Compensation Committee believes that the continued use of revenue, AOI and ARR in our Annual ICP drives the right decisions by, and behaviors of, our NEOs. These measures are intended to reflect the Company's business strategy, which includes making tradeoffs between operating income and revenue growth, encouraging executives to make balanced decisions intended to benefit the Company as a whole, while mitigating the potential for executives to take undue risks. The measures, weighting and rationales for the Financial Goals are as follows:

Revenue (25% weighting)



Fiscal 2022 Revenue Goals (in millions)

Metric Definition: GAAP net revenues

Strategic Role: Encourage growth and the long-term creation of stockholder value through market development and market share acquisition

AOI (25% Weighting)



Fiscal 2022 AOI Goals (in millions)

Metric Definition: Non-GAAP operating income minus stock-based compensation expense

Strategic Role: Encourage effective management of Company resources and the creation of stockholder value

Cloud ARR (25% Weighting)



Fiscal 2022 Cloud ARR Goals (in millions)

Metric Definition: Non-GAAP annualized revenue run-rate

Strategic Role: Key metric in support of our growth in the cloud software market

The measure of non-GAAP operating income is derived from net revenues from our products and services and the costs related to the generation of those revenues, including cost of revenue, sales and marketing, research and development, and general and administrative expenses. To promote disciplined use of equity-based compensation for incentive compensation purposes, NetApp defines AOI as non-GAAP operating income minus stock-based compensation expense. Non-GAAP operating income and AOI for fiscal 2022, both on an actual and target basis, excluded items that we believe are not reflective of our short-term operating performance, such as amortization of intangible assets, restructuring charges and gains on the sale of or losses on impairments of assets. ARR is the annualized value of our Cloud customer commitments with the assumption that any commitment expiring during the next 12 months will be renewed with its existing terms as publicly disclosed. We publicly disclose a detailed reconciliation of GAAP to non-GAAP net income and operating income, along with other statement of operations items, on a regular basis with the Company's quarterly earnings announcements. A reconciliation of non-GAAP operating income and AOI to GAAP operating income can be found in Annex A.

Leadership MBOs

For fiscal 2022, NetApp's leadership MBOs were structured to ensure support of what we believe are foundational elements of sustainable performance – progressing (1) organizational effectiveness through leadership & collaboration, and (2) culture and engagement through DI&B. In determining our MBO's we use the following considerations:

- Aligning with overall NetApp business strategy both short term and long term
- Setting team level business objectives to help drive enterprise behavior and the culture of "One NetApp"
- Including both key driver metrics and leading indicators
- Keeping it simple and focused – few metrics
- Reflecting investor, organization and employee focus

MBO structure for fiscal 2022 included:

Category	Metrics	Weighting
	Leadership & Collaboration • Actively engage around the needs of the leadership team and the whole company • Actively work to create a strong team	15%
	Diversity, Inclusion & Belonging: • Enterprise Representation of Women • Representation of Underrepresented Minorities (U.S.) only	10%

Leadership & Collaboration (15% weighting)

Process for determining Leadership & Collaboration performance on our annual MBOs for NEO's other than the CEO:



CEO considers NEO's achievement of MBOs.

CEO recommends to the Talent and Compensation Committee a payout for each NEO.

After reviewing the CEO's assessment and recommendation, the Talent and Compensation Committee determines and approves final payout.

Process for determining Leadership & Collaboration performance on our annual MBOs for the CEO:



CEO submits a self-assessment to the Talent and Compensation Committee.

After reviewing the CEO's self-assessment, the Talent and Compensation Committee determines and approves the CEO's payout.

The Talent and Compensation Committee considers the CEO's achievements within a broader set of expectations.

Diversity, Inclusion and Belonging (10% weighting)

For fiscal 2022, we included specific objectives to support our values and culture, knowing that how we work together is as important as the results we achieve in driving long-term, sustainable performance. Progressing representation of women and URGs are key aspects of our holistic employee engagement, inclusion and productivity efforts. These objectives communicate and align with our value of "Build belonging every day," which recognizes the importance of diverse thinking, perspectives, backgrounds and ultimately, solutions for the business as we continue to transform as a cloud software services company. Our objectives target meaningful improvements and are supported with planning, insights, accountability and behaviors to drive achievement.

Fiscal 2022 Annual ICP Decisions

The chart below shows the revenue, AOI, and ARR goals and our achievement for fiscal 2022.

75% of Annual ICP is based on the Company's Financial Performance and achievements of revenue, AOI, and ARR versus pre-set performance goals, with each weighted at 25%.

	Performance (in millions)				Performance % of Target	Payout % of Target Award
	Threshold	Target	Maximum	Actual Result		
Revenue (25% weighting)	$5,508	$6,139	$6,732	**Actual Result: $6,318**	103%	129%
AOI (25% weighting)	$942	$1,115	$1,274	**Actual Result: $1,250**	112%	181%
ARR (25% weighting)	$425	$512	$550	**Actual Result: $505**	99%	87%

(†) Amounts of awards determined by interpolating for performance between discrete points shown in the table.

The remaining 25% is earned based on individual contribution towards the MBOs as previously described.

Results for Diversity, Inclusion & Belonging (representing 10% out of the 25% for MBOs):

Based on improvements year-over-year, results for Diversity, Inclusion and Belonging performance was 108.5% of target.* Performance for improving representation of underrepresented groups was above target. While representation for women increased over fiscal 2021 and was above threshold, we did not meet our target.



	Threshold (50% of Target Payout)	Target (100% of Target Payout)	Maximum (200% of Target Payout)		
Women Representation (50% weighting)	24.7%	25.0%	25.8%	Threshold	50%
URG Representation (50% weighting)	11.3%	11.4%	12.0%	167%	167%

* overall performance/payment of 108.5% is based on the average of each metric, equally weighted (50% + 167%)/2 = 108.5%

Results for Leadership and Collaboration (representing 15% out of the 25% for MBOs):

Each NEO's individual performance factor is based on an assessment of their performance against executive leadership goals established at the beginning of fiscal 2022 (described in the Incentive Program Structure and Payouts section in this CD&A above), with a focus on organizational health, building on our cross-functional collaboration as our business continues to transform into a multiproduct cloud software organization, increasing the strength of our teams, and reinforcing our core values. Achievement for senior leadership executives ranged from 73% to 120% of target as noted in the table below:

Name	Leadership and Collaboration Assessment Factor
George Kurian	110%
Michael J. Berry	110%
Cesar Cernuda	120%
Harvinder Bhela	100%
Elizabeth O'Callahan	100%
Matthew K. Fawcett	73%
Brad Anderson	100%

In determining the results for the Leadership and Collaboration performance, the Talent and Compensation Committee considered a variety of factors, including each senior executive's progress on building leadership capacity and succession aligned with the strategic objectives and organizational health goals of the business, successful hiring and development of key leadership roles, executing organizational restructuring to support NetApp's transformation to a software led business model, transitions into new leadership roles and functions, and visible demonstration of NetApp's values model.

Based on the results of the ICP performance components as described above, the payouts for the officers for fiscal 2022 were:

Name	Target Award[1]	Financial Goals Performance Factor	Individual MBOs Performance Factor	Fiscal 2022 Annual ICP	Actual Award as a % of Target Award
George Kurian	$1,684,863	132%	109%	$2,133,037	127%
Michael J. Berry	$ 660,000	132%	109%	$ 835,560	127%
Cesar Cernuda[2]	$ 921,700	132%	115%	$1,180,698	128%
Harvinder Bhela[3]	$ 217,288	132%	103%	$ 271,827	125%
Elizabeth O'Callahan[4]	$ 359,397	132%	103%	$ 449,606	125%
Matthew K. Fawcett	$ 438,400	132%	87%	$ 530,683	121%
Brad Anderson[5]	$ 480,685	132%	103%	$ 601,337	125%

[1] Target award is based on actual salary paid.
[2] Mr. Cernuda is paid in EUR; value shown is converted to USD based on the foreign exchange rate on April 29, 2022.
[3] Mr. Bhela joined NetApp on January 18, 2022; his bonus target and resulting payout is prorated for the period of time employed by the Company in fiscal 2022.
[4] Ms. O'Callahan was promoted to the role of EVP, Chief Legal Officer and Corporate Secretary on January 1, 2022; her bonus target and resulting payout is prorated for the amount of time in her respective roles with NetApp during fiscal 2022.
[5] Mr. Anderson retired from NetApp effective February 15, 2022; his bonus target and resulting payout is prorated for the amount of time that he was employed by the Company in fiscal 2022.

Long-Term Equity Incentive Compensation

The grant of equity awards to our NEOs is designed to align their interests with those of stockholders and provide them with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. The mix of PBRSUs versus RSUs is reviewed by the Talent and Compensation Committee annually and may change from year to year.

Target Grant Values

The size of the actual equity grant to each NEO is designed to create a meaningful opportunity for stock ownership and is based on several factors, including the NEO's current position, level of performance, comparison to benchmark, market data, strategic importance to the Company, potential for future responsibility and promotion over time, as well as the remaining share reserve under the Company's equity plan. The Talent and Compensation Committee does not place any particular weight on any one individual factor and does not strictly adhere to any specific guidelines in making its determinations.

Fiscal 2022 Long Term Equity Incentive Compensation Decisions

In fiscal 2022, the Talent and Compensation Committee granted PBRSUs and RSUs to the NEOs. The target mix of equity awards was 75% PBRSUs and 25% RSUs for the CEO and 60% PBRSUs and 40% RSUs for the other NEOs. We believe that this mix of long-term performance-based versus service-vested awards for these executives appropriately reflects their relative impact upon, and accountability for, our stock price performance over time.



The following chart shows the grants of PBRSUs and RSUs to our NEOs in fiscal 2022. The target dollar values of the grants may differ from the dollar values in the Summary Compensation Table because the values in the Summary Compensation Table are calculated based on prescribed valuation and disclosure standards.

Mr. Bhela's grants listed below are based on his employment offer and include one-time equity awards to: 1) address compensation forfeited by departing from his prior employer, 2) provide competitive compensation commensurate to the technology market for leading Chief Product Officer roles, and 3) align long-term compensation with company performance, and ultimately, stockholder interests.

Name	Total Target $ Value of Grants	Target Number of PBRSUs	RSUs
George Kurian	$11,300,000	108,200	36,100
Michael J. Berry	$ 4,500,000	34,500	23,000
Cesar Cernuda	$ 7,000,000	53,600	35,700
Harvinder Bhela	$15,000,000	117,471	39,157
Elizabeth O'Callahan[1]	$ 2,250,000	n/a	28,700
Matthew K. Fawcett	$ 2,800,000	21,400	14,300
Brad Anderson	$ 4,000,000	30,600	20,400

[1] Ms. O'Callahan was promoted in January 2022 and was not in a PBRSU-eligible role at the time of the fiscal 2022 PBRSU grants.

PBRSUs

What are they?	PBRSUs provide an opportunity for each NEO to earn shares of our common stock based on achievement of performance goals approved by the Talent and Compensation Committee. In fiscal 2022, NEOs were granted PBRSUs subject to the achievement of goals based on 3-year cumulative TSR performance relative to the companies in a performance peer group.
How are they set?	The Talent and Compensation Committee determines the eligibility of each NEO for PBRSUs annually at the beginning of the fiscal year when it approves the performance goals, performance periods, compensation and performance peer groups and target share amounts that can be earned. The Company does not guarantee PBRSU grants or minimum payouts to any executive. The Talent and Compensation Committee certifies the level of performance achieved and resulting payouts shortly after the end of the performance period.
Why are they important?	Performance-based, long-term equity compensation aligns the interests of our NEOs with the interests of our stockholders, rewards executives for delivering long-term performance, serves as an important retention tool and aligns the contributions and efforts of NEOs with NetApp's future success.

As depicted in the chart below, the PBRSUs granted in fiscal 2022 have the following features:

- All PBRSUs vest at the end of a three-year performance period (unless shortened due to a change of control or termination due to death or disability), subject to continued service through the vesting date, which is the last day of each performance period.
- 100% of the PBRSUs may be earned and issued based on the percentile ranking of the Company's TSR versus the TSRs of the companies in the fiscal 2022 Performance Peer Group (as defined earlier in this CD&A) at the end of the performance period, with the actual award amount determined according to the payout schedule.


PBRSU Grant
3-year Relative TSR
% of Target Shares
200%
150%
100%
50%
0%
0%
50%
100%
200%
<25th Percentile
25th Percentile
50th Percentile
≥75th Percentile
NetApp Position in TSR Ranking
Shares awarded at end of Year 3

In fiscal 2022 (which began on May 1, 2021), setting long term operating goals remained complex for purposes of setting executive pay due to the general market volatility and uncertainty caused by the global pandemic. Consequently, the Talent and Compensation Committee elected to maintain relative TSR for the fiscal 2022 PBRSU performance metric because it is an objective indicator of the Company's long-term performance and provides strong alignment between the interests of NEOs and the stockholders. The TSR performance will be measured against our 2022 Performance Peer Group.

Under the terms of NetApp's PBRSU award agreements, retirement-eligible executives will receive pro-rata vesting of their outstanding PBRSUs (based on actual performance, at the end of the applicable PBRSU performance period) and pro-rated based on the number of completed months of service in the applicable performance period, when they retire.

Payouts for the Fiscal 2020 PBRSUs

PBRSUs granted in fiscal 2020 allowed the recipient to earn a variable number of shares of our common stock based on the relative performance of our TSR compared to the median TSR of a performance peer group and achievement of cumulative AOI at the end of the performance period compared to aggressive cumulative AOI goals set in fiscal 2020. The performance period for the PBRSUs granted in fiscal 2020 ended as of April 29, 2022. The Talent and Compensation Committee certified performance and vesting for the NEOs based on the following pre-determined payout scale:

FY2020-2022 PBRSU Plan



While NetApp's TSR for the fiscal 2020 PBRSU performance period was positive, the relative performance result was at the 38th percentile, which resulted in a below target payout at 75% of target. NetApp's cumulative Adjusted Operating Income during the performance period was strong at $3.2B. However, this amount was below the payout threshold, and therefore, no payout was awarded for this component. Combined, the final fiscal 2020 PBRSUs vested at 37.5% of target shares granted. The Talent and Compensation Committee certified PBRSU performance and vesting, by NEO, as follows:

Name	PBRSUs Shares Vested
George Kurian	41,625
Michael J. Berry[1]	n/a
Cesar Cernuda[1]	n/a
Harvinder Bhela[1]	n/a
Elizabeth O'Callahan[1]	n/a
Matthew K. Fawcett	6,562
Brad Anderson[2]	12,732

[1] Messrs. Berry, Cernuda and Bhela and Ms. O'Callahan were not eligible for the 2020 PBRSU award.

[2] Mr. Anderson's vesting was prorated due to his retirement during the performance period.

Payouts for Sales PBRSUs in Fiscal 2022

In August 2020, NetApp granted Mr. Cernuda Sales Performance Based RSUs (Sales PBRSU or SPBRSUs) valued at $4,566,402 on the date of the grant. Fifty percent (50%) of the SPBRSUs were eligible to vest on the achievement by the Company of not less than 97% of the fiscal 2021 annual bookings plan approved by the Board, and the remaining 50% were eligible to vest based on the achievement by the Company of not less than 100% of the fiscal 2022 annual bookings plan approved by the Board.

The fiscal 2022 performance period ended as of April 29, 2022. The Talent and Compensation Committee certified that the Company achieved 106% of the fiscal 2022 annual booking plan compared to the target 100%. Thus, the fiscal 2022 Sales PBRSUs vested at 100% of target shares. The Talent and Compensation Committee certified Sales PBRSU performance and vesting, by Mr. Cernuda, as follows:

Name	Sales PBRSUs Shares Vested
Cesar Cernuda	34,573

Service-Vested RSUs

What are they?	Service-vested RSUs allow the recipient to earn a fixed number of shares of our common stock for their continued service to the Company. The RSUs vest as to 25% of the RSUs on the first anniversary of the grant date and quarterly thereafter, subject to continued service through the applicable vesting date.
How are they set?	The Talent and Compensation Committee determines the eligibility of each NEO for RSUs annually in the first quarter of the fiscal year when it approves the share amounts granted. The Company does not guarantee RSU grants to any executive.
Why are they important?	The Talent and Compensation Committee grants service-vested RSUs to promote retention while aligning the ultimate award value directly with changes in our stock price over the vesting period.

Starting with the service-vested RSU grants made in fiscal 2021, retirement-eligible executives receive pro-rata vesting when they retire equal to the number of service-vested RSUs that would have vested on the next scheduled vesting date but pro-rated based on the number of completed months of service since the most recent vesting date (or the vesting start date if no vesting date has occurred).

Looking Ahead - Fiscal 2023 Compensation Program

The Talent and Compensation Committee and management team regularly review and assess the structure and alignment of executive pay plans. In addition to progressing our programs in fiscal 2022 with cloud-focused financial measurement (Cloud Annualized Revenue Run-Rate or Public Cloud ARR) and the addition of Diversity, Inclusion and Belonging goals noted earlier, the Talent and Compensation Committee has approved an additional measure in our long-term incentive program in support of the growth of our cloud business.

For fiscal 2023, our executive long-term incentives will incorporate “Billings” as a key leading financial indicator of growth and profitability along with our current relative TSR measure which we believe is an ultimate measure of aligning our objectives with shareholder interests. This focus is incorporated for senior executive leadership as well as leaders supporting our business units and functions (as noted in the chart below) to further align efforts and reinforce accountabilities at our most senior levels.

This evolution of our holistic executive incentive program over fiscal 2022 and into fiscal 2023 is a tangible example of how we are progressing in our cloud transformation, incorporating stockholder feedback into our program design and how we value diverse thought, understanding this as a foundational element of performance, a healthy employee environment and values-based culture.

FY23 LTI Program


*37.5 *Billings
*37.5 rTSR
25% RSUs
*30% *Billings
*30% rTSR
40% RSUs
*15% Billings
*15% rTSR
*70% RSUs
3-year billings, set/measured annually, paid after 3 years
3-year relative TSR
4-year vesting (quarterly after year 1)
CEO
CEO Staff
SVPs

* Further description of the fiscal 2023 compensation program will be provided in the 2023 Proxy Statement.

Other Compensation for NEOs

Separation and Change of Control Arrangements

The Talent and Compensation Committee maintains change of control severance agreements for its key senior executives to: (1) assure we will have the continued dedication and objectivity of our senior executives, notwithstanding the possibility of a change of control of the Company, thereby aligning the interests of these key senior executives with those of our stockholders in connection with potentially advantageous offers to acquire the Company; and (2) create a total executive compensation plan that is competitive with our peer group. The Talent and Compensation Committee from time to time determines which key senior executives will receive a change of control severance agreement. Individuals are selected as needed to support the above outlined objectives.

The terms of the Company's change of control severance agreement are described in further detail in the section below titled "Potential Payments upon Termination or Change of Control." The Talent and Compensation Committee believes that these change of control severance agreements satisfy the objectives above and ensure that key executives are focused on the Company's goals and objectives and the interests of our stockholders.

Effective June 24, 2019, the Company entered into new change of control severance agreements with each of our then-serving NEOs, which replaced their prior change of control severance agreements. Each of Messrs. Berry, Cernuda and Bhela and Ms. O'Callahan entered into a change of control severance agreement with the Company in connection with their respective hiring or promotion. Please see "Termination of Employment and Change of Control Agreements – Change of Control Severance Agreements" below for further information on the change of control severance agreements.

NetApp may pay cash compensation to a departing executive in exchange for any requested services, such as an orderly and stockholder-focused transition to the respective successor, performance during the lead-up period until the executive's departure, and/or in exchange for a release and restrictive covenants.

By the terms of NetApp's equity award agreements, retirement-eligible executives receive pro-rata vesting on their outstanding RSUs and PBRSUs (based on actual performance, at the end of the applicable PBRSU performance period), when they retire. NetApp does not pay cash severance to retiring executives. The Talent and Compensation Committee has adopted a framework providing that retirement-eligible NEOs will receive a prorated bonus (based on actual performance and the time employed during a fiscal year, at the end of the Annual ICP performance period) if they retire during the fiscal year.

NetApp's other policies on terminations of employment are also captured under "Termination of Employment and Change of Control Agreements" below.

Sign On Bonus

In connection with his employment in fiscal 2022, Mr. Bhela received a one-time sign on bonus of $1,000,000, subject to 100% repayment by him if he voluntarily terminates his employment within 12 months of his start date and 50% repayment by him if he voluntarily terminates his employment after 12 months but within 24 months of his start date.

Supplemental Benefits and Perquisites

The Company provides limited supplemental benefits and perquisites to our NEOs.

Our NEOs are also entitled to a preventative care medical benefit of an annual physical with a dollar value of up to $2,500 per calendar year not available to nonexecutives.

Other Benefits and Reimbursements

NEOs are eligible to participate in local employee benefit plans, such as medical, dental, vision, group life and accidental death and dismemberment insurance, our nonqualified deferred compensation program, and 401(k) plan for executives located in United States. Effective January 1, 2015, we match 100% of the first 2% of eligible earnings contributed to our 401(k) plan, and match 50% of the next 4% of eligible earnings contributed, up to a maximum of $6,000 per calendar year. Under the Company's nonqualified deferred compensation program (discussed in further detail below), eligible participating employees (including NEOs) may defer a percentage of their compensation. The program permits contributions on a tax deferred basis in excess of IRS limits imposed on 401(k) plans as permitted and in compliance with Section 409A.

Mr. Cernuda is located in Spain and is eligible to participate in the local employee benefits plans, including the Spanish defined contribution plan that is similar in substance to the Company's tax-qualified 401(k) plan. The annual contribution amount is 5% of pensionable earnings. Pensionable earnings is defined as Base Pay plus average of current and past year target Annual ICP.

Compensation Policies and Practices

Stock Ownership Guidelines

The Board believes that stock ownership by the Company's directors and executives helps to align the interests of the Company's directors and executives with the interests of the Company's stockholders. The Company has established the following minimum stock ownership guidelines for the Company's directors, CEO, and Executive Vice Presidents:

Guideline as a Multiple of Salary/Cash Board Retainer

Independent Directors



Chief Executive Officer



Executive Vice Presidents



Once a covered executive or independent director becomes subject to these guidelines (i.e., generally upon hire, promotion, or election), they have five years to comply with these guidelines. Once achieved, ownership at the guideline amount must be maintained. All of the covered executives were in compliance with the guidelines as of the end of fiscal 2022. All of the directors, other than Ms. Palin, also met the guidelines as of the end of fiscal 2022. Ms. Palin was appointed to the Board in February 2021 and is not required to meet the guidelines until 2026.

Clawback Policy

The Board adopted a clawback policy for NEOs and other senior executives, which gives the Board discretion to require that designated Company employees repay cash incentive or equity compensation to the Company if the Board determines that the individual's actions caused or partially caused the Company to materially restate all or a portion of its financial statements on which such compensation was calculated. Such determination must be made by the Board within three years of the date of filing of the applicable financial statements. The Talent and Compensation Committee believes that the Company's clawback policy is in keeping with good standards of corporate governance and mitigates the potential for excessive risk taking by Company executives.

Anti-Hedging and Anti-Pledging Policies

Our Board has adopted a policy prohibiting all employees and members of the Board from engaging in any hedging transactions with respect to any equity securities of the Company held by them, including the purchase of any financial instrument (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) designed to hedge or offset any decrease in the market value of such equity securities. The Company's Insider Trading Policy prohibits all employees of the Company and members of the Board from pledging the Company's securities as collateral for a loan.

Tax Deductibility of Compensation

Prior to January 1, 2018, Internal Revenue Code Section 162(m) ("Section 162(m)") generally disallowed a tax deduction to publicly held companies for compensation paid to certain executive officers to the extent that compensation exceeded $1 million per officer in any year unless such compensation was considered "performance-based compensation." As a result of the Tax Cuts and Jobs Act, and except for certain grandfathered arrangements, Section 162(m) was amended to eliminate the deduction for performance-based compensation for periods after 2018. The Talent and Compensation Committee considers the tax impact of Section 162(m) (as amended) when determining NEO compensation, and reserves the right to pay compensation that is not tax deductible.

Talent and Compensation Committee Report

The information contained in the following Talent and Compensation Committee Report shall not be deemed to be soliciting material or to be filed with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference in such filing.

The Talent and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based upon such review and discussions, the Talent and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by the Talent and Compensation Committee of the Board of Directors:

Kathryn M. Hill, Chair
Gerald Held
Carrie Palin
George T. Shaheen

Executive Compensation Tables and Related Information

Summary Compensation Table

The table below summarizes the compensation information for the NEOs for fiscal 2022, fiscal 2021 and fiscal 2020.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[11]	Total ($)
George Kurian[4a, 4b] Chief Executive Officer	2022	991,346	—	15,745,686	—	2,133,037	—	13,482	18,883,551
	2021	968,269	—	10,779,520	—	2,600,000	—	11,063	14,358,852
	2020	950,000	—	8,531,207	—	—	—	10,002	9,491,209
Michael J. Berry[5a, 5b] Executive Vice President and Chief Financial Officer	2022	600,000	—	5,911,920	—	835,560	—	11,934	7,359,414
	2021	611,538	—	3,532,400	—	1,060,163	—	11,589	5,215,690
	2020	69,231	75,000	4,166,165	—	—	—	685	4,311,081
Cesar Cernuda[6a, 6b] President	2022	708,877	—	9,182,310	—	1,180,497	—	104,262	11,175,947
	2021	675,869	1,000,000	16,179,689	—	1,384,724	—	35,521	19,275,803
Harvinder S. Bhela[7a, 7b] Executive Vice President and Chief Product Officer	2022	199,231	1,000,000	18,939,458	—	271,827	—	6,182	20,416,698
Elizabeth M. O'Callahan[8] Executive Vice President, Chief Legal Officer and Corporate Secretary	2022	449,038	—	2,226,546	—	449,606	—	11,307	3,136,497
Matthew K. Fawcett[9a, 9b] Executive Vice President, Chief Strategy Officer	2022	548,000	—	3,669,690	—	530,683	—	9,708	4,758,081
	2021	558,538	—	2,021,280	—	690,800	—	8,832	3,279,450
	2020	548,000	—	1,652,296	—	—	—	8,883	2,209,179
Brad Anderson[10a, 10b] Former Executive Vice President, Hybrid Cloud Group	2022	437,885	—	2,904,654	—	601,337	—	9,584	3,953,460
	2021	560,577	—	3,022,240	—	953,317	—	14,156	4,550,290
	2020	538,154	—	3,489,993	—	—	—	14,121	4,042,268

[1] Our fiscal 2022 and our fiscal 2020 were 52-week years. Our fiscal 2021 was a 53-week year.

[2] Amounts shown for Mr. Bhela in fiscal 2022, Mr. Cernuda in fiscal 2021 and for Mr. Berry in fiscal 2020 represent a one-time signing bonus in connection with the commencement of their respective employment with the Company.

[3] Amounts shown represent the aggregate grant date fair value as calculated for financial statement reporting purposes in accordance with FASB ASC 718 for RSUs, PBRSUs and SPBRSUs, as applicable, granted in fiscal 2022, fiscal 2021 and fiscal 2020. The estimated fair value for PBRSUs is different from (and lower than) the maximum value of PBRSUs and SPBRSUs set forth in the following footnotes. These amounts do not necessarily represent actual value that may be realized by the NEOs. Assumptions used in the valuations of these awards are included in Note 10 of the Annual Report.

[4] (a) For fiscal 2022, the value of the PBRSU award at the grant date assuming that the highest level of performance conditions will be achieved is $25,890,096. For fiscal 2021, the value of the PBRSU award at the grant date assuming that the highest level of performance conditions will be achieved is $17,261,120. For fiscal 2020, the value of the PBRSU award at the grant date assuming that the highest level of performance conditions will be achieved is $13,049,615. (b) For salary and Annual ICP, Mr. Kurian received 127% of his eligible earnings for fiscal 2022, 139% of his eligible earnings for fiscal 2021, and 37% of his eligible earnings for fiscal 2020.

[5] (a) For fiscal 2022, the value of the PBRSU award at the grant date assuming that the highest level of performance conditions will be achieved is $8,255,160. For fiscal 2021, the value of the PBRSU award at the grant date assuming that the highest level of performance conditions will be achieved is $4,702,880. (b) For salary and Annual ICP, Mr. Berry received 127% of his eligible earnings for fiscal 2022, 133% of his eligible earnings for fiscal 2021 and 5% of his eligible earnings for fiscal 2020. Mr. Berry commenced employment in the last quarter of the fiscal 2020.

(6) (a) For fiscal 2022, the value of the PBRSU award at the grant date assuming that the highest level of performance conditions will be achieved is $12,825,408. For fiscal 2021, the value of the PBRSU award at the grant date assuming that the highest level of performance conditions will be achieved is $13,461,916. (b) For salary and Annual ICP, Mr. Cernuda received 128% of his eligible earnings for fiscal 2022. For salary and Annual ICP, Mr. Cernuda received 111% of his eligible earnings for fiscal 2021. Mr. Cernuda commenced employment in the first quarter of the fiscal 2021. Mr. Cernuda's cash compensation is payable in Euros and was converted using an exchange rate of €0.8307 per U.S. dollar for fiscal 2021 and €0.9482 per U.S. dollar for fiscal 2022.

(7) (a) For fiscal 2022, the value of the PBRSU award at the grant date assuming that the highest level of performance conditions will be achieved is $31,026,440. (b) For salary and Annual ICP, Mr. Bhela received 125% of his eligible earnings for fiscal 2022. Mr. Bhela commenced employment in the third quarter of the fiscal 2022.

(8) For salary and Annual ICP, Ms. O'Callahan received 125% of her eligible earnings for fiscal 2022. Ms. O'Callahan was named Executive Vice President, Chief Legal Officer and Corporate Secretary in the third quarter of fiscal 2022.

(9) (a) For fiscal 2022, the value of the PBRSU award at the grant date assuming that the highest level of performance conditions will be achieved is $5,120,592. For fiscal 2021, the value of the PBRSU award at the grant date assuming that the highest level of performance conditions will be achieved is $2,687,360. For fiscal 2020, the value of the PBRSU award at the grant date assuming that the highest level of performance conditions will be achieved is $2,057,372. (b) For salary and Annual ICP, Mr. Fawcett received 121% of his eligible earnings for fiscal 2022, 127% of his eligible earnings for fiscal 2021, and 56% of his eligible earnings for fiscal 2020. Effective February 2022, Mr. Fawcett is no longer considered to be a named executive officer.

(10) (a) For fiscal 2022, the value of the PBRSU award at the grant date assuming that the highest level of performance conditions will be achieved is $2,644,044. For fiscal 2021, the value of the PBRSU award at the grant date assuming that the highest level of performance conditions will be achieved is $4,031,040. For fiscal 2020, the value of the PBRSU award at the grant date assuming that the highest level of performance conditions will be achieved is $4,314,156. (b) For salary and Annual ICP, Mr. Anderson received 125% of his eligible earnings for fiscal 2022, 131% of his eligible earnings for fiscal 2021 and 47% of his eligible earnings for fiscal 2020. Mr. Anderson retired in February 2022.

(11) Amounts shown include the portion of cash compensation for the Company's matching contributions on the tax-qualified 401(k) plan, the value of life insurance premiums paid by the Company, and the Spanish life insurance premium or defined contribution plans, as applicable.

All Other Compensation Table

Name	Year	401(k) ($)(A)	Life Insurance Premium ($)(B)	Other ($)(C)	Total ($)
George Kurian	2022	6,000	7,482	—	13,482
	2021	6,000	5,063	—	11,063
	2020	6,000	4,002	—	10,002
Michael J. Berry	2022	6,000	5,934	—	11,934
	2021	5,769	5,820	—	11,589
	2020	—	685	—	685
Cesar Cernuda	2022	—	8,706	95,557	104,262
	2021	—	4,504	31,017	35,521
Harvinder S. Bhela	2022	5,250	932	—	6,182
Elizabeth M. O'Callahan	2022	7,217	4,090	—	11,307
Matthew K. Fawcett	2022	6,000	3,708	—	9,708
	2021	6,000	2,832	—	8,832
	2020	6,000	2,824	—	8,824
Brad Anderson	2022	2,708	6,877	—	9,584
	2021	6,000	8,156	—	14,156
	2020	6,000	8,121	—	14,121

(A) Amounts shown represent the Company's matching contributions under the tax-qualified 401(k) plan. The Company match is capped at $6,000 for the calendar year and amounts over this cap represent timing of allocations across fiscal years and remain within the calendar year cap.

(B) Amounts shown represent the dollar value of the life insurance premiums paid by the Company; except, however, Mr. Cernuda's aggregate of $3,262 for fiscal 2021 is comprised of $2,042 for premiums paid in the US from July 2020 through the end of December 2020, plus his Spanish life insurance premium for January 2021 through April 2021 estimated to be €2,045 and was converted using an exchange rate of €0.8307 per U.S. dollar, and Mr. Cernuda's aggregate of $8,706 for fiscal 2022 value is comprised of his Spanish life insurance premium for fiscal year 2022 which includes the actual €5,503 paid for May 2021 through December 2021 and the estimated accrual of €2,751 for January 2022 through April 2022, and was converted using an exchange rate of €0.9482 per U.S. dollar.

(C) Amount shown for fiscal year 2021 represents the amount the Company accrued for contribution to the Spanish defined contribution plan from January 2021 through April 2021 and was converted using an exchange rate of €0.8307 per U.S. dollar; fiscal year 2022 includes the actual €60,748 paid for May 2021 through December 2021 and the estimated accrual of €29,859 for January 2022 through April 2022 and was converted using an exchange rate of €0.9482 per U.S. dollar.

Grants of Plan-Based Awards

The table below summarizes information concerning all plan-based awards granted to the NEOs during fiscal 2022, which ended on April 29, 2022.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)[4][5]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
George Kurian	7/1/2021	—	—	—	—	—	—	36,100	2,800,638
	7/1/2021	—	—	—	54,100	108,200	216,400	—	12,945,048
		294,925	1,685,288	3,370,576					
Michael J. Berry	7/1/2021	—	—	—	—	—	—	23,000	1,784,340
	7/1/2021	—	—	—	17,250	34,500	69,000	—	4,127,580
		115,500	660,000	1,320,000					
Cesar Cernuda	7/1/2021	—	—	—	—	—	—	35,700	2,769,606
	7/1/2021	—	—	—	26,800	53,600	107,200	—	6,412,704
		161,270	921,540	1,843,080					
Harvinder S. Bhela	2/15/2022	—	—	—	—	—	—	39,157	3,426,238
	2/15/2022	—	—	—	58,736	117,471	234,942	—	15,513,220
		38,352	219,154	438,308					
Elizabeth M. O'Callahan	7/1/2021	—	—	—	—	—	—	28,700	2,226,546
		62,865	359,230	718,461					
Matthew K. Fawcett	7/1/2021	—	—	—	—	—	—	14,300	1,109,394
	7/1/2021	—	—	—	10,700	21,400	42,800	—	2,560,296
		76,720	438,400	876,800					
Brad Anderson	7/1/2021	—	—	—	—	—	—	20,400	1,582,632
	7/1/2021	—	—	—	15,300	30,600	61,200	—	1,322,022
		84,293	481,674	963,347					

[1] Amounts shown in these columns represent the range of possible cash payouts for each NEO under the Company's Executive Compensation Plan, as determined by the Talent and Compensation Committee in May 2022. Please see the discussion in the "Annual ICP" section of the "Compensation Discussion and Analysis" above.

[2] Represents awards of PBRSUs granted under the Stock Issuance Program of the 1999 Plan. Each PBRSU has performance-based vesting criteria (in addition to the service-based vesting criteria) such that the PBRSU cliff-vests at the end of a three-year performance period, which began on first day of fiscal 2022 and ends the last day of fiscal 2024. The number of shares of common stock that will be issued to settle the PBRSUs at the end of the applicable performance and service period will range from 0% to 200% of a target number of shares originally granted, and will depend upon the Company's percentile ranking in the Total Shareholder Return compared to performance peers. For additional information regarding the specific terms of the PBRSUs granted to our NEOs in fiscal 2022, see the discussion of "PBRSUs" in the "Compensation Discussion and Analysis" above. Upon vesting, each PBRSU automatically converts into one share of Company common stock and does not have an exercise price or expiration date.

[3] The RSUs were granted under the Stock Issuance Program of the 1999 Plan; except that Mr. Bhela's grants in February 2022 were granted under the 2021 Plan. Each award vests as to 25% of the shares beginning on the first anniversary of the grant date and 25% on each of the next three anniversaries of the grant date, subject to the NEO's continuous service with the Company through each such date; except that Mr. Bhela's award vests as to 50% of the shares beginning on the first anniversary of the grant date and 50% on the second anniversary of the grant date, subject to Mr. Bhela's continuous service with the Company through each such date.

[4] The amounts shown represent the aggregate grant date fair value as calculated for financial statement reporting purposes in accordance with FASB ASC 718 for RSUs and PBRSUs, as applicable, granted in fiscal 2022. The estimated fair value for PBRSUs is different from (and lower than) the maximum value of PBRSUs set forth herein. These amounts do not necessarily represent actual value that may be realized by the NEOs. Assumptions used in the valuations of these awards are included in Note 10 of the Annual Report.

[5] The ratio of the number of shares subject to the target PBRSU awards and the RSUs awards is consistent with the mix of PBRSUs to RSUs described in the CD&A (that is, 75%/25% for our CEO and 60%/40% for our other NEOs), but the grant date fair values do not match these ratios. This discrepancy is a function of how values are calculated for financial statement reporting purposes in accordance with FASB ASC 718.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding stock options and stock awards held by the NEOs as of April 29, 2022.

		Stock Awards			
	Grant Date	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)**
George Kurian	6/4/2018[1]	8,500	622,625	—	—
	6/3/2019[2]	18,500	1,355,125	—	—
	7/1/2020[3]	41,625	3,049,031	—	—
	7/1/2021[4]	36,100	2,644,325	—	—
	6/3/2019[5]	—	—	55,500	4,065,375
	6/3/2019[6]	—	—	55,500	4,065,375
	7/1/2020[7]	—	—	167,000	12,232,750
	7/1/2021[8]	—	—	108,200	7,925,650
Michael J. Berry	4/15/2020[9]	58,440	4,280,730	—	—
	7/1/2020[3]	22,875	1,675,594	—	—
	7/1/2021[4]	23,000	1,684,750	—	—
	7/1/2020[7]	—	—	45,000	3,332,875
	7/1/2021[8]	—	—	34,500	2,527,125
Cesar Cernuda	8/17/2020[10]	34,573	2,532,472	—	—
	8/17/2020[10]	29,964	2,194,863	—	—
	7/1/2021[4]	35,700	2,615,025	—	—
	8/17/2020[7]	—	—	89,890	6,584,443
	8/17/2020[11]	—	—	34,573	2,532,472
	7/1/2021[8]	—	—	53,600	3,926,200
Harvinder S. Bhela	2/15/2022[12]	39,157	2,868,250	—	—
	2/15/2022[8]	—	—	117,471	8,604,751
Elizabeth M. O'Callahan	6/1/2018[1]	875	64,094	—	—
	6/3/2019[2]	2,000	146,500	—	—
	7/1/2020[3]	3,750	274,688	—	—
	7/1/2021[4]	28,700	2,102,275	—	—
Matthew K. Fawcett	6/4/2018[1]	3,000	219,750	—	—
	6/3/2019[2]	5,750	421,188	—	—
	7/1/2020[3]	13,125	961,406	—	—
	7/1/2021[4]	14,300	1,047,475	—	—
	6/3/2019[5]	—	—	8,750	640,938
	6/3/2019[6]	—	—	8,750	640,938
	7/1/2020[7]	—	—	26,000	1,904,500
	7/1/2021[8]	—	—	21,400	1,567,550
Brad Anderson	6/3/2019[5]	—	—	13,000	952,250
	6/3/2019[6]	—	—	13,000	952,250
	9/16/2019[5]	—	—	5,521	404,413
	9/16/2019[6]	—	—	5,522	404,487
	7/1/2020[7]	—	—	39,000	2,856,750
	7/1/2021[8]	—	—	30,600	2,241,450

[1] For these awards, 25% of the RSU shares vest in equal annual installments over four years measured from the vesting commencement date, subject to continued service through each applicable vesting date. The vesting commencement date for these awards is June 1, 2018.

[2] For these awards, 25% of the RSU shares vest in equal annual installments over four years measured from the vesting commencement date, subject to continued service through each applicable vesting date. The vesting commencement date for these awards is June 1, 2019.

[3] For these awards, 25% of the RSU shares vest in equal annual installments over four years measured from the vesting commencement date, subject to continued service through each applicable vesting date. The vesting commencement date for these awards is June 1, 2020.

(4) For these awards, 25% of the RSU shares vest on the first anniversary of the vesting commencement date, with 6.25% vesting quarterly thereafter, subject to continued service through each applicable vesting date. The vesting commencement date for these awards is May 15, 2021.

(5) These awards are PBRSUs. The number of shares and value of the shares reported in the table is the target amount as of April 29, 2022. Up to an additional 100% of the target amount may be earned, depending on the relative performance of our TSR compared to the median TSR of the companies listed in our Performance Peer Group. These PBRSU awards vested after the completion of the performance period which began on April 27, 2019 and ended on April 29, 2022.

(6) These awards are PBRSUs. The number of shares and value of the shares reported in the table is the target amount as of April 29, 2022. Up to an additional 100% of the target amount may be earned, depending on the achievement of AOI target performance goals. These PBRSU awards vested after the completion of the performance period which began on April 27, 2019 and ended on April 29, 2022.

(7) These awards are PBRSUs. The number of shares and value of the shares reported in the table is the target amount as of April 29, 2022. Up to an additional 100% of the target amount may be earned, depending on the Company's percentile ranking in the Total Shareholder Return compared to performance peers. These PBRSU awards will vest after the completion of the performance period which began on April 25, 2020 and ends on April 28, 2023.

(8) These awards are PBRSUs. The number of shares and value of the shares reported in the table is the target amount as of April 29, 2022. Up to an additional 100% of the target amount may be earned, depending on the Company's percentile ranking in the Total Shareholder Return compared to performance peers. These PBRSU awards will vest after the completion of the performance period which began on May 1, 2021 and ends on April 26, 2024.

(9) For these awards, 25% of the RSU shares vest in equal annual installments over four years measured from the vesting commencement date, subject to continued service through each applicable vesting date. The vesting commencement date for these awards is April 15, 2020.

(10) For these awards, the shares will vest on August 15, 2022, subject to continued service on the applicable vesting date.

(11) These SPBRSU awards vested (a) on June 1, 2021 based on the fiscal 2021 annual booking plan achievements no less than 97%, and (b) on June 2, 2022 based on fiscal 2022 annual booking plan achievements no less than 100%, subject to continued service through each applicable vesting date.

(12) For these awards, shares will vest in equal annual installments over two years measured from the vesting commencement date, subject to continued service through each applicable vesting date. The vesting commencement date for these awards is February 15, 2022.

Option Exercises and Stock Vested for Fiscal 2022

The following table provides information regarding options and stock awards exercised and vested, respectively, and the value realized for each of the NEOs during fiscal 2022.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
George Kurian	—	—	87,500[3]	$6,360,394
Michael J. Berry	—	—	36,845[4]	2,791,024
Cesar Cernuda	—	—	110,634[5]	8,618,252
Harvinder S. Bhela	—	—	—	—
Elizabeth M. O'Callahan	—	—	4,625[6]	354,784
Matthew K. Fawcett	—	—	21,812[7]	1,617,750
Brad Anderson	—	—	51,356[8]	4,270,538

(1) Represents the product obtained by multiplying (1) the number of shares of the Company's common stock acquired upon exercise of the option; by (2) the difference between (a) the closing price of a share of the Company's common stock on the Nasdaq Global Select Market on the exercise date and (b) the exercise price per share subject to the option.

(2) Represents the product obtained by multiplying (1) the number of shares of the Company's common stock issued upon the vesting of RSUs and PBRSUs; by (2) the closing price of the Company's common stock on the Nasdaq Global Select Market on the vesting date.

(3) Of this amount, 42,596 shares were withheld by the Company to satisfy tax withholding requirements.

(4) Of this amount, 12,506 shares were withheld by the Company to satisfy tax withholding requirements.

(5) Of this amount, 34,503 shares were withheld by the Company to satisfy tax withholding requirements.

(6) Of this amount, 1,592 shares were withheld by the Company to satisfy tax withholding requirements.

(7) Of this amount, 6,699 shares were withheld by the Company to satisfy tax withholding requirements.

(8) Of this amount, 20,271 shares were withheld by the Company to satisfy tax withholding requirements.

Nonqualified Deferred Compensation

Under the Company's Deferred Compensation Plan, key employees, including the NEOs, may defer from 1% to 100% of the compensation they receive. The Deferred Compensation Plan allows contributions on a tax deferred basis in excess of IRS limits imposed on 401(k) plans as permitted and in compliance with Section 409A. Eligible employees may defer an elected percentage of eligible earnings, which includes base salary, sales incentive compensation, and Company incentive compensation. Eligible employees are director level and higher employees who are on the U.S. payroll. Elections made under the Deferred Compensation Plan are irrevocable for the period (plan year) to which they apply and cannot be changed or terminated. If no new election is made for a subsequent plan year, the election will be 0%. Previous elections do not carry forward.

Interest (earnings) generated by amounts held in the plan is not calculated by the Company or related to the Company's earnings in the last fiscal year. Instead, deferrals are placed (at the participant's direction) into a variety of publicly traded mutual funds administered through Fidelity Investments. The mutual funds available mirror those in our 401(k) plan. Available mutual funds are selected and monitored by the 401(k) Committee, which is composed of a group of executives (none of whom are NEOs), with input from an outside investment advisor as well as Fidelity Investment Advisors. Participants are permitted to make changes to their investment choices (but not their deferral percentages) at any time, but always within the family of publicly traded mutual funds. Neither common stock of the Company nor securities of any other issuers are included among the investment choices. However, it is possible that common stock of the Company may compose a portion of the portfolio of investments held by these mutual funds.

At the time of initial enrollment, the participant must also elect a distribution option. Options include a separation distribution (paid six months after termination of employment) or an optional in-service distribution (paid at a specified fixed future date). Participants are not permitted to change the timing of a separation distribution. In-service distributions begin on January 15 of the specified year, and deferrals must be at least two years old before distribution can begin. Participants are permitted to delay the timing of an in-service distribution, but any such modification to timing must delay the distribution for at least five years.

The following table represents the executive contributions, earnings and account balances for the NEOs in the Deferred Compensation Plan.

Name	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
George Kurian	—	—	—	—	—
Michael J. Berry	—	—	—	—	—
Cesar Cernuda	—	—	—	—	—
Harvinder S. Bhela	—	—	—	—	—
Elizabeth M. O'Callahan	—	—	—	—	—
Matthew K. Fawcett	75,877	—	(25,137)	—	897,812
Brad Anderson	398,110	—	(105,273)	—	973,580

[1] The Company does not make contributions to the Deferred Compensation Plan.

[2] The amounts in this column correspond to a composite of the actual market earnings on a group of investment funds selected by the applicable NEO for purposes of tracking the notional investment return on his account balance for fiscal 2022. No portion of the reported amount was "above market" or "preferential." Accordingly, amounts reported in the aggregate earnings column are not reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table.

Termination of Employment and Change of Control Agreements

Potential Payments upon Termination or Change of Control

Change of Control Severance Agreements

On June 22, 2016, the Company previously entered into change of control severance agreements (the "Prior Change of Control Severance Agreements") with key senior executives, including each of the NEOs. Effective June 23, 2019, the Company entered into new change of control severance agreements (the "Change of Control Severance Agreements") with key senior executives, including each of the then-serving NEOs, which replaced their Prior Change of Control Severance Agreements that expired in fiscal 2020. Each of Messrs. Berry, Cernuda and Bhela and Ms. O'Callahan entered into a Change of Control Severance Agreement with the Company in connection with their respective hiring or promotion.

The Talent and Compensation Committee believes these agreements are necessary for us to retain key senior executives in the event of an acquisition of the Company. In approving the agreements, the Talent and Compensation Committee's objectives were to (1) assure we would have the continued dedication and objectivity of our senior executives, notwithstanding the possibility of a change of control of the Company, thereby aligning the interests of these key senior executives with those of the stockholders in connection with potentially advantageous offers to acquire the Company; and (2) create a total executive compensation plan that is competitive with our Compensation Peer Group.

Term of Change of Control Severance Agreement

Each Change of Control Severance Agreement has an initial term of three years and will renew automatically for additional one-year terms unless a notice of nonrenewal is provided by the Company or the senior executive at least 12 months prior to the date of automatic renewal. Notwithstanding the foregoing, if a Change of Control (as defined below) occurs and there are fewer than 24 months remaining during the term of the agreement, the term of the Change of Control Severance Agreement will extend automatically for 24 months following the effective date of the Change of Control. If a senior executive becomes entitled to severance benefits pursuant to his or her Change of Control Severance Agreement, the Change of Control Severance Agreement will not terminate until all of obligations of the Change of Control Severance Agreement have been satisfied.

Circumstances Triggering Payment under Change of Control Severance Agreement

Each Change of Control Severance Agreement provides that if the Company terminates a senior executive's employment without Cause (as defined below) or if the senior executive resigns for Good Reason (as defined below), and such termination or resignation occurs on or within 24 months after a Change of Control, the senior executive will receive certain benefits (as described below). The senior executive will not be entitled to any benefits, compensation or other payments or rights upon his or her termination following a Change of Control other than as set forth in his or her Change of Control Severance Agreement.

If the senior executive voluntarily terminates his or her employment with the Company (other than for Good Reason during the period that is on or within 24 months after a Change of Control), or if the Company terminates the senior executive's employment for Cause, then the senior executive will not be entitled to receive severance or benefits except for those (if any) provided in the Company's existing severance and benefits plans and practices or pursuant to other written agreements with the Company.

If the Company terminates the senior executive's employment as a result of the senior executive's disability, or if the senior executive's employment terminates due to his or her death, then the senior executive will not be entitled to receive severance or benefits, except for those (if any) provided in the Company's existing severance and benefits plans and practices or pursuant to other written agreements with the Company.

If the senior executive voluntarily terminates his or her employment and such termination is for Good Reason, or if the Company terminates the senior executive's employment without Cause, and in either event such termination does not occur on or within 24 months after a Change of Control, then the senior executive will not be entitled to receive severance or benefits except for those (if any) as provided in the Company's existing severance and benefits plans and practices or pursuant to other written agreements with the Company.

The Company has general severance guidelines applicable to all employees, including the NEOs, providing for additional months of pay and welfare benefits based on years of service, plus periods of access to a career center and office resources, one-on-one coaching, and access to an online jobs database, but payment of any severance and other benefits pursuant to the guidelines is discretionary. For NEOs, these severance guidelines provide for up to twelve months salary and continuation of welfare benefits and payment of prorated non-equity incentive plan bonus. In addition, pursuant to his employment agreement, upon termination by the Company without cause and conditioned upon his execution of (and not revoking) the Company's form separation agreement, Mr. Cernuda is entitled to a payment equal to 18 months of his base salary plus his target bonus for the fiscal year in which he is terminated.

Pursuant to his grant agreements, upon termination by the Company without cause and conditioned upon his execution of (and not revoking) the Company's form separation agreement, Mr. Bhela is entitled to: (1) continued vesting for one-year of his new hire service-vested RSUs and (2) if at least one year of the performance period has been completed for his new hire PBRSUs, a prorated portion (based on his employment during the performance period) of the lesser of (a) the number of shares earned based on achievement of the performance metrics and (b) his target shares. Mr. Bhela's new hire equity grant agreements also provide that upon termination due to Mr. Bhela's death or disability, his unvested new hire RSUs shall vest immediately and his new hire PBRSUs shall immediately vest at target. Mr. Bhela's other equity grants do not contain these vesting provisions.

Notwithstanding the foregoing, if the senior executive is eligible to receive any payments under his or her Change of Control Severance Agreement, the senior executive will not be eligible to receive any payments or benefits pursuant to any Company severance plan, policy, guidelines or other arrangement.

Timing and Form of Severance Payments under Change of Control Severance Agreement

Unless otherwise required by Section 409A, any severance payments to be made pursuant to the Change of Control Severance Agreement will be paid in a lump sum in accordance with the terms of the Change of Control Severance Agreement. No severance or other benefits will be paid or provided until a separation agreement and release of claims between the senior executive and the Company becomes effective. If the senior executive should die before all of the severance has been paid, any unpaid amounts will be paid in a lump-sum payment to the senior executive's designated beneficiary. All payments and benefits under the Change of Control Severance Agreement will be paid less applicable withholding taxes.

Severance Payments Under Change of Control Severance Agreement

If the Company terminates a senior executive's employment without Cause or if the senior executive resigns for Good Reason and such termination occurs on or within 24 months after a Change of Control, the senior executive will receive the following benefits:

- The sum of (1) 150% (200% in the case of Mr. Kurian) of the senior executive's annual base salary as in effect immediately prior to the senior executive's termination date or (if greater) at the level in effect immediately prior to the Change of Control; and (2) 150% (200% in the case of Mr. Kurian) of the senior executive's target annual bonus in effect immediately prior to the senior executive's termination date or (if greater) at the level in effect immediately prior to the Change of Control;

- A single, lump sum cash payment equal to the greater of (1) the senior executive's annual target bonus in effect for the fiscal year in which the termination occurs, or (if greater) in effect immediately prior to the Change of Control, or (2) the bonus the senior executive would have received for the fiscal year during which the termination occurs based on actual performance being accrued for financial accounting purposes at the time of termination against the performance goals applicable to the senior executive's bonus arrangement in effect immediately prior to the senior executive's termination date, in either case, which will be pro-rated for the period during the fiscal year the senior executive was employed by the Company;

- All expense reimbursements, wages, and other benefits due to the senior executive under any Company plan or policy (except that a senior executive will not be eligible to receive any benefits under any Company severance plan, policy or other arrangement); and

- Accelerated vesting of the senior executive's outstanding equity awards as follows:

  - Equity awards subject to time-based vesting will vest as to that portion of the award that would have vested through the 48-month period following the applicable senior executive's termination date had the senior executive remained employed through such period. Additionally, the senior executive will be entitled to accelerated vesting as to an additional 100% of the then unvested portion of all of his or her outstanding equity awards that are scheduled to vest pursuant to performance-based criteria, if any, unless otherwise provided in the applicable award agreement governing the equity award.

  - Each senior executive will have one year following the date of his or her termination in which to exercise any outstanding stock options or other similar rights to acquire Company stock (but such post-termination exercise period will not extend beyond the original maximum term of the award).

  - If the senior executive elects continuation coverage pursuant to COBRA for himself or herself and his or her eligible dependents, the Company will reimburse the senior executive for the COBRA premiums for such coverage until the earlier of (1) 18 months (24 months in the case of Mr. Kurian); or (2) the date upon which the senior executive and/or the senior executive's eligible dependents are covered under similar plans or cease to be eligible for coverage under COBRA.

Conditions to Receipt of Severance under Change of Control Severance Agreement

The senior executive's receipt of any payments or benefits under the Change of Control Severance Agreement will be subject to the senior executive continuing to comply with the terms of any confidential information agreement entered into between the senior executive and the Company and complying with the provisions of the Change of Control Severance Agreement. Additionally, the receipt of any severance payment under the Change of Control Severance Agreement is conditioned on the senior executive signing and not revoking a separation agreement and release of claims with the Company, with such release to be effective as set forth in the Change of Control Severance Agreement. If a senior executive becomes entitled to any cash severance, continued health benefits or vesting acceleration (other than under the Change of Control Severance Agreement) by operation of applicable law, then the corresponding severance payments and benefits under the Change of Control Severance Agreement will be reduced by the amount of such other benefits paid or provided to the senior executive.

Excise Tax under Change of Control Severance Agreement

In the event that the severance payments and other benefits payable to the senior executive pursuant to his or her Change of Control Severance Agreement constitute "parachute payments" under Section 280G of the U.S. tax code and would be subject to the applicable excise tax, then the senior executive's severance benefits will be either (1) delivered in full; or (2) delivered to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever results in the receipt by the senior executive on an after-tax basis of the greatest amount of benefits. To the extent the senior executive's severance benefits are delivered in full, the Company will not provide the senior executive any tax gross-up to cover the cost of any excise tax.

Definitions Contained in Change of Control Severance Agreement

Each Change of Control Severance Agreement defines "Cause" as: (1) the senior executive's continued intentional and demonstrable failure to perform his or her duties customarily associated with his or her position (other than any such failure resulting from the senior executive's mental or physical disability) after the senior executive has received a written demand of performance from the Company and the senior executive has failed to cure such nonperformance within 30 days after receiving such notice; (2) the senior executive's conviction of, or plea of nolo contendere to, a felony that the Board of Directors reasonably believes has had or will have a material detrimental effect on the Company's reputation or business; or (3) the senior executive's commission of an act of fraud, embezzlement, misappropriation, willful misconduct, or breach of fiduciary duty against, and causing material harm to, the Company.

Each Change of Control Severance Agreement defines "Change of Control" as any of the following events: (1) a change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (either, a "Person"), acquires beneficial ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; (2) a change in the effective control of the Company which occurs on the date that a majority of the members of the Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or (3) a change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the 12 month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. Notwithstanding the foregoing provisions of this definition, a transaction will not be deemed a Change of Control unless the transaction qualifies as a change of control event within the meaning of Section 409A.

Mr. Kurian's Change of Control Severance Agreement defines "Good Reason" as his termination of employment within 90 days following the expiration of any cure period following the occurrence of any of the following, without his consent: (1) a material reduction of his authority or responsibilities, provided that a reduction of authority or responsibilities that occurs as a direct consequence of a Change of Control and the Company becoming part of larger entity will not be considered a material reduction of Mr. Kurian's authority or responsibilities; and any change which results in Mr. Kurian ceasing to have the same functional supervisory authority and responsibility following a Change of Control or a change in Mr. Kurian's reporting position so that he no longer directly reports to the Chief Executive Officer or Board of Directors of the parent entity following a Change of Control will constitute a material reduction of his authority or responsibilities; (2) a material reduction in his base salary or target annual incentive ("Base Compensation"), unless the Company also similarly reduces the Base Compensation of all other employees of the Company; (3) a material change in the geographic location at which he must perform services; (4) any purported termination of his employment for "Cause" without first satisfying the procedural protections set forth in his agreement; or (5) the failure of the Company to obtain the assumption of the agreement by a successor and/or acquirer and an agreement that he will retain substantially similar responsibilities in the acquirer or the merged or surviving company as he had prior to the transaction.

The Change of Control Severance Agreement for each of the other senior executives, including the other NEOs, defines "Good Reason" as the termination of employment within 90 days following the occurrence of any of the following, without the senior executive's consent: (1) a material reduction of the senior executive's authority or responsibilities, relative to the senior executive's authority or responsibilities in effect immediately prior to such reduction, or a change in the senior executive's reporting position such that the senior executive no longer reports directly to the officer position or its functional equivalent to which the senior executive was reporting immediately prior to such change in reporting position (unless the senior executive is reporting to the comparable officer position of the parent corporation in a group of controlled corporations following a Change of Control); (2) a material reduction in the senior executive's base salary or target annual incentive ("Base Compensation"), unless the Company also similarly reduces the Base Compensation of all other employees of the Company with positions, duties and responsibilities comparable to the senior executive's; (3) a material change in the geographic location at which the senior executive must perform services; (4) any purported termination of the senior executive's employment for "Cause" without first satisfying the procedural protections set forth in his or her agreement; or (5) the failure of the Company to obtain the assumption of the agreement by a successor and/or acquirer and an agreement that the senior executive will retain substantially similar responsibilities in the acquirer or the merged or surviving company as he or she had prior to the transaction.

PBRSUs / SPBRSUs

In the event of a Change of Control (as defined in the applicable award agreement) of the Company prior to the expiration of the applicable performance period for a PBRSU or SPBRSU grant, the number of shares that vest at the end of the applicable performance period (such vesting, the "Change of Control Vesting") will be determined for PBRSUs by (1) the relative performance of the Company's TSR using the per share value of the Company's common stock payable to stockholders in connection with the Change of Control and will be measured against the applicable benchmark for the same period, and/or (2) the achievement of cumulative AOI targets measured as of the date of the change of control, or in the case of Mr. Cernuda's SPBRSUs, based generally on the achievement of Company bookings targets for all completed fiscal quarters in the performance period prior to the date of the Change of Control, subject, in all cases, to continuous service by the NEO through the end of the performance period. If the NEO is terminated without "Cause" or resigns for "Good Reason" (each as defined in the NEO's Change of Control Severance Agreement) on or following the Change of Control, the vesting of the PBRSUs or SPBRSUs will accelerate upon the date on which the NEO is terminated or resigns and the number of PBRSUs or SPBRSUs that vest will be determined in accordance with the Change of Control Vesting.

If an NEO's employment (other than Mr. Bhela with respect to his new hire PBRSUs) terminates due to the NEO's death or permanent disability (a "Qualifying Termination"), then the measurement period shall terminate on the date of the Qualifying Termination and the number of PBRSUs or SPBRSUs that vest (measured based on the actual performance of the Company's TSR, AOI or Company bookings, as applicable) will be prorated based on the percentage of time worked during the applicable performance period. Pursuant to his grant agreements and solely with respect to Mr. Bhela's new hire PBRSUs, if Mr. Bhela's employment terminates due to a Qualifying Termination, then the measurement period shall terminate on the date of the Qualifying Termination and the outstanding unvested new hire PBRSUs shall immediately vest at target. In the event of the voluntary termination of employment by the NEO either (a) after reaching 62 years of age or (b) on or after reaching 55 years of age following a minimum of 10 years of continuous service to the Company of its subsidiaries, the NEO's PBRSUs (excluding Mr. Cernuda's SPBRSUs) will remain outstanding through the applicable performance period and the number of PBRSUs that vest will be prorated based on the percentage of time worked during the applicable performance period.

Estimated Payments Upon Termination of Employment and/or a Change of Control

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for each of the NEOs serving as of the end of fiscal 2022 pursuant to the Change of Control Severance Agreements in effect at that time, or with respect to Mr. Anderson, whose service as an executive officer terminated in February 2022, pursuant to the terms of his separation and release agreement with the Company, which are disclosed in the section entitled "Fiscal 2022 Management Team Transitions" above. Except as noted below, payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2022 (April 29, 2022), and the price per share of the Company's common stock is the closing price of the Nasdaq Global Select Market as of that date of $73.25. There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments of benefits, any actual payments and benefits may be different.

| | | Potential Payments Upon | | | |
| | | Involuntary Termination Other Than For Cause | | Voluntary Termination For Good Reason | |
Name	Type of Benefit	Prior to Change of Control ($)	On or Within 24 Months Following Change of Control ($)	Prior to Change of Control ($)	On or Within 24 Months Following Change of Control ($)
George Kurian	Cash severance payments	3,200,000[1]	7,533,037[2]	3,200,000[1]	7,533,037[2]
	Vesting acceleration of time-based equity[3]	—	7,671,106[4]	—	7,671,106[4]
	Vesting acceleration of PBRSUs	18,927,536[5]	56,578,300[4][6]	18,927,536[5]	56,578,300[4][6]
	Continued coverage of employee benefits[10]	42,378	56,504	42,378	56,504
	Total termination benefits	22,169,914	71,838,947	22,169,914	71,838,947
	Total previously vested equity value	—	—	—	—
	Full "walk away" value	22,169,914	71,838,947	22,169,914	71,838,947
Michael J. Berry	Cash severance payments	1,260,000[1]	2,725,560[11]	1,984,899[1]	2,725,560[11]
	Vesting acceleration of time-based equity[2]	—	6,556,022[4]	—	6,556,022[4]
	Vesting acceleration of PBRSUs	3,064,207[5]	5,860,000[4][6]	3,064,207[5]	5,860,000[4][6]
	Continued coverage of employee benefits[12]	20,582	30,873	20,582	30,873
	Total termination benefits	4,344,789	15,172,455	4,344,789	15,172,455
	Total previously vested equity value	—	—	—	—
	Full "walk away" value	4,344,789	15,172,455	4,344,789	15,172,455
Cesar Cernuda[12]	Cash severance payments	1,984,899[14]	3,626,177[11]	1,984,899[14]	3,626,177[11]
	Vesting acceleration of time-based equity[3]	—	6,525,110[4]	—	6,525,110[4]
	Vesting acceleration of PBRSUs	10,425,599[5]	13,043,115[4][6]	10,425,599[5]	13,043,115[4][6]
	Continued coverage of employee benefits	—	—	—	—
	Total termination benefits	12,410,498	23,194,402	12,410,498	23,194,402
	Total previously vested equity value	—	—	—	—
	Full "walk away" value	12,410,498	23,194,402	12,410,498	23,194,402
Harvinder S. Bhela	Cash severance payments	1,470,000[1]	2,476,827[11]	1,470,000[1]	2,476,827[11]
	Vesting acceleration of time-based equity[3]	1,434,089	2,868,250[7]	1,434,089	2,868,250[7]
	Vesting acceleration of PBRSUs	2,868,250[8]	8,604,751[7][9]	2,868,250[8]	8,604,751[7][9]
	Continued coverage of employee benefits	28,354	42,531	28,354	42,531
	Total termination benefits	5,800,693	13,992,359	5,800,693	13,992,359
	Total previously vested equity value	—	—	—	—
	Full "walk away" value	5,800,693	13,992,359	5,800,693	13,992,359

| | | Potential Payments Upon | | | |
| | | Involuntary Termination Other Than For Cause | | Voluntary Termination For Good Reason | |
Name	Type of Benefit	Prior to Change of Control ($)	On or Within 24 Months Following Change of Control ($)	Prior to Change of Control ($)	On or Within 24 Months Following Change of Control ($)
Elizabeth M. O'Callahan	Cash severance payments	900,000[1]	1,799,606[11]	900,000[1]	1,799,606[11]
	Vesting acceleration of time-based equity[3]	—	1,839,015[4]	—	1,839,015[4]
	Vesting acceleration of PBRSUs	—	—	—	—
	Continued coverage of employee benefits[12]	32,654	48,981	32,654	48,981
	Total termination benefits	932,654	3,687,602	932,654	3,687,602
	Total previously vested equity value	—	—	—	—
	Full "walk away" value	932,654	3,687,602	932,654	3,687,602
Matthew K. Fawcett	Cash severance payments	986,400[1]	2,010,283[11]	986,400[1]	2,010,283[11]
	Vesting acceleration of time-based equity[3]	—	2,001,996[4]	—	2,001,996[4]
	Vesting acceleration of PBRSUs	3,074,010[5]	4,753,925[4][6]	3,074,010[5]	4,753,925[4][6]
	Continued coverage of employee benefits[12]	32,654	48,981	32,654	48,981
	Total termination benefits	4,093,064	8,815,185	4,093,064	8,815,185
	Total previously vested equity value	—	—	—	—
	Full "walk away" value	4,093,064	8,815,185	4,093,064	8,815,185
Brad Anderson[15]	Cash severance payments[1]	480,685	480,685	480,685	480,685
	Vesting acceleration of time-based equity	727,642	727,642	727,642	727,642
	Vesting acceleration of PBRSUs	6,591,692	6,591,692	6,591,692	6,591,692
	Continued coverage of employee benefits	—	—	—	—
	Total termination benefits	7,800,019	7,800,019	7,800,019	7,800,019
	Total previously vested equity value	—	—	—	—
	Full "walk away" value	7,800,019	7,800,019	7,800,019	7,800,019

[1] Pursuant to the Company's severance guidelines applicable to NEOs in effect on April 29, 2022, this amount represents the sum of 18 months of annual salary for the CEO and 12 months of annual base salary for other officers, and the payment of a prorated non-equity incentive plan bonus under the Company's severance guidelines, represented in this table utilizing a 12 month proration period.

[2] Pursuant to the applicable terms of Mr. Kurian's Change of Control Severance Agreement, as amended, in effect on April 29, 2022, this amount represents the sum of 200% of the Mr. Kurian's annual base salary, 200% of Mr. Kurian's target annual bonus, and the amount of the bonus that Mr. Kurian received in fiscal 2022, which exceeded his target bonus.

[3] None of our NEOs have any outstanding options. For unvested RSUs, aggregate market value is determined by multiplying (1) the number of shares subject to such awards as of April 29, 2022, by (2) $73.25, the Company's closing stock price on April 29, 2022. If there is no amount listed in this row, the individual does not hold any unvested restricted stock and/or RSUs.

[4] Pursuant to the applicable terms of the Change of Control Severance Agreement in effect on April 29, 2022, equity awards that are subject to time-based vesting will vest as to that portion of the award that would have vested through the 48-month period following the senior executive's termination date had the senior executive remained employed through such period. Additionally, the senior executive will be entitled to accelerated vesting as to an additional 100% of the then-unvested portion of all of his outstanding equity awards that are scheduled to vest pursuant to performance-based criteria, unless otherwise provided in the applicable award agreement governing the equity award. Under the terms of the grant agreements for the PBRSUs, the performance period for the grant is deemed to end upon a change of control of the Company and the number of PBRSUs that vest will be determined by (1) the Company's TSR as measured against the applicable benchmark, as applicable or (2) the Company's achievement of cumulative AOI targets, and the actual award amount.

[5] Pursuant to the terms of the grant agreement for the PBRSUs, if the senior executive's employment terminates due to the his or her death or permanent disability (a "Qualifying Termination"), then the measurement period shall terminate on the date of the Qualifying Termination and the number of PBRSUs that vest (measured based on (1) the actual performance of the Company's TSR against the applicable benchmark, as applicable, or (2) the Company's achievement of cumulative AOI targets) will be prorated based the percentage of time worked during the applicable performance period.

[6] Pursuant to the terms of the grant agreement for the PBRSUs, the vesting of the PBRSUs will accelerate upon the date on which the senior executive is terminated or resigns and the number of PBRSUs that vest will be determined in accordance with the Change of Control Vesting. For purposes of this table, the closing price of the Company's common stock on April 29, 2022 ($73.25) is used as the per share value of the Company's common stock payable to stockholders in connection with the change of control.

[7] Pursuant to the terms of Mr. Bhela's employment agreement and grant agreements, Mr. Bhela will be entitled to (1) continued vesting for one-year of his new hire service-vested RSUs and (2) if at least one year of the performance period has been completed for his new hire PBRSUs, a prorated portion (based on his employment during the performance period) of the lesser of (a) the number of shares earned based on achievement of the performance metrics and (b) his target shares.

[8] Pursuant to the terms of Mr. Bhela's grant agreement for his new hire PBRSUs, if Mr. Bhela's employment terminates due to a Qualifying Termination, then the measurement period shall terminate on the date of the Qualifying Termination and the new hire PBRSUs shall immediately vest at target.

(9) Pursuant to the terms of Mr. Bhela's grant agreement for his new hire PBRSUs, the vesting of the PBRSUs will accelerate upon the date on which Mr. Bhela is terminated or resigns and the new hire PBRSUs shall immediately vest at target. For purposes of this table, the closing price of the Company's common stock on April 29, 2022 ($73.25) is used as the per share value of the Company's common stock payable to stockholders in connection with the change of control.

(10) Pursuant to the Company's severance guidelines and applicable terms of the Change of Control Severance Agreement, each in effect on April 29, 2022, if Mr. Kurian elects continuation coverage pursuant to COBRA for himself and his eligible dependents, the Company will reimburse Mr. Kurian for the COBRA premiums for such coverage until the earlier of (1) 18 months in the case of an involuntary termination other than for cause or voluntary termination for good reason prior to a change in control and 24 months in cases following a change in control, or (2) the date upon which Mr. Kurian and/or his eligible dependents are covered under similar plans or are no longer eligible for coverage under COBRA.

(11) Pursuant to the applicable terms of the Change of Control Severance Agreement in effect on April 29, 2022, this amount represents the sum of 150% of the senior executive's annual base salary, 150% of the senior executive's target annual bonus, and the amount of the bonus that the senior executive received in fiscal 2022, which exceeded such senior executive's target bonus.

(12) Pursuant to the Company's severance guidelines and applicable terms of the Change of Control Severance Agreement, each in effect April 29, 2022, if the senior executive elects continuation coverage pursuant to COBRA for the senior executive and his or her eligible dependents, the Company will reimburse the senior executive for the COBRA premiums for such coverage until the earlier of (1) 12 months in the case of an involuntary termination other than for cause or voluntary termination for good reason prior to a change in control and 18 months in cases following a change in control; or (2) the date upon which the senior executive and/or his or her eligible dependents are covered under similar plans are no longer eligible for coverage under COBRA.

(13) Pursuant to the terms of the grant agreements for Mr. Cernuda's SPBRSUs, if Mr. Cernuda's employment terminated due to his or her death or permanent disability (a "Qualifying Termination"), then the measurement period would have terminated on the date of the Qualifying Termination and the number of SPBRSUs that would have vested (measured based on achievement of Company bookings targets through the most recently completed fiscal quarter/year) would have been prorated based the percentage of time worked during the applicable performance period. The applicable performance period ended on the last business day of fiscal 2022 (April 29, 2022).

(14) Mr. Cernuda's employment agreement provides that he is entitled to 3 months' notice for any termination without cause by the Company, in which case, subject to signing the Company's form separation agreement, he is entitled to a payment equal to 18 months of his base salary his plus his target annual bonus for the fiscal year in which he is terminated.

(15) Mr. Anderson retired from the Company effective February 2022. All amounts in this table reflect actual payments received by Mr. Anderson in connection with his retirement. In connection with his retirement and pursuant to the Company's severance guidelines, the Company paid Mr. Anderson (i) a pro rated payment of his target annual bonus of $480,685; plus (ii) pro-rata vesting of outstanding Fiscal 2020, 2021 and 2022 PBRSUs assuming that the highest level of performance conditions will be achieved and (iii) pro-rata vesting of outstanding Fiscal 2021 and 2022 RSUs based terms set forth in the respective grant agreements.

Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of George Kurian, our CEO.

Under the pay ratio rules, a company is required to identify its median employee only once every three years and calculate total compensation for that employee each year, provided that, during the Company's last completed fiscal year there has been no change in its employee population or employee compensation arrangements that it reasonably believes would result in a significant change to its pay ratio disclosure. Because we did not experience any change in our employee population or employee compensation arrangements that we reasonably believe would significantly impact the pay ratio disclosure, we have continued to use the median employee identified as of the end of fiscal 2021 for purposes of this fiscal 2022 pay ratio disclosure.

To identify the median employee, we relied on a methodology and certain material assumptions, adjustments, and estimates as described in this paragraph. We determined our median employee from the global Company employee population (except the CEO) as of May 12, 2021 (a date within the one month of the Company's last completed fiscal year) using expected annual total compensation for fiscal 2021 as of May 12, 2021. Expected annual total compensation included base salary, cash incentive payments, commissions, the grant date value of any equity awards and the value of fringe benefits received. All foreign currencies were converted to U.S. dollars using the exchange rates in effect on April 29, 2021. We annualized the salaries but not the cash and equity incentive compensation of the employees that were not employed by the Company for the full fiscal year. We did not exclude any employees from the calculation of the median or use any cost-of-living adjustments. We did not see any material change to our employee population or the previously selected median employee in the previous year, the same individual will be used to represent our median employee in our 2022 disclosure.

The median employee's annual total compensation for fiscal 2022 as of April 30, 2022 is calculated in the same manner that we calculate our CEO's total compensation as shown in the Summary Compensation Table. We determined that the median employee's annual total compensation was $206,477. In fiscal 2022, our CEO's annual total compensation was $18,883,551 as shown in the Summary Compensation Table. The fiscal 2022 ratio of our CEO's annual total compensation to that of our median employee is 91:1.

NetApp believes that its methodology, which is consistent with the requirements of the SEC, yielded a reasonable estimate of the pay ratio. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions that reflect their compensation practices. Thus, the pay ratio reported by other companies may not be comparable to the pay ratio we are reporting, as other companies may have different employment and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Audit Committee Matters

Ratification of Independent Registered Public Accounting Firm

Introduction

The Company is asking the stockholders to ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending April 28, 2023.

In the event the stockholders fail to ratify the appointment, the Audit Committee of our Board of Directors will consider it as a direction to select another independent registered public accounting firm for the subsequent fiscal year. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of the Company and its stockholders.

A representative of Deloitte & Touche LLP is expected to be present at the Annual Meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

Vote Required

The affirmative vote of a majority of the stock having voting power present in person or represented by proxy is required to approve this Proposal Number 3. Unless you indicate otherwise, your proxy will be voted "FOR" the proposal.

Recommendation of the Board

Our Board of Directors Unanimously Recommends That Stockholders Vote FOR Proposal Number 3.

Principal Accountant Fees and Services

The Audit Committee preapproves services performed by its independent registered public accounting firm and reviews auditor billings in accordance with the Audit Committee charter. All requests for audit, audit-related, tax and other services must be submitted to the Audit Committee for specific preapproval and cannot commence until such approval has been granted. Normally, preapproval is provided at regularly scheduled meetings. However, the authority to grant specific preapproval between meetings, as necessary, has been delegated to the Chair of the Audit Committee. The Chair of the Audit Committee must update the Audit Committee at its next regularly scheduled meeting of any services that were granted specific preapproval.

Aggregate fees the Company incurred in fiscal 2022 and fiscal 2021, respectively, represent fees billed or to be billed by the Company's independent registered accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, "Deloitte & Touche"). During fiscal 2022 and fiscal 2021, all of the services shown in the table below were preapproved by the Audit Committee in accordance with the preapproval policies discussed above.

	2022	2021
Audit fees[1]	$6,323,000	$5,898,000
Audit-related fees[2]	$ —	$ —
Total audit and audit-related fees	$6,323,000	$5,898,000
Tax fees[3]	$ 789,000	$2,023,000
All other fees[4]	$ 160,000	$ 125,000
Total fees	$7,272,000	$8,046,000

[1] Includes fees for professional services incurred in fiscal 2022 and fiscal 2021 in connection with (1) the audit of the Company's annual consolidated financial statements and its internal control over financial reporting; (2) reviews of the interim consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q; and (3) services related to statutory and regulatory filings or engagements.

(2) Includes fees that are reasonably related to the performance of the audit or review other than those included under "Audit fees." The services in this category relate primarily to technical consultations on audit and reporting requirements not arising during the course of the audit.

(3) Includes fees for tax compliance, tax advice, and tax planning services. These services include assistance regarding federal, state and international tax compliance, tax return review, tax audits, and miscellaneous consulting services.

(4) Includes fees for professional services other than the services reported above. These services include permissible business advisory and consulting services, translations of foreign financial statements, and subscriptions to an accounting regulatory database.

The Audit Committee has considered whether the provision of the non-audit services discussed above is compatible with maintaining the principal auditor's independence and believes such services are compatible with maintaining the auditor's independence.

Audit Committee Report

The information contained in the following Audit Committee Report shall not be deemed to be soliciting material or to be filed with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference in such filing.

The Audit Committee has reviewed and discussed the Company's consolidated financial statements with management and Deloitte & Touche LLP, the Company's independent registered public accounting firm ("Deloitte & Touche"). The Audit Committee has discussed with Deloitte & Touche the matters required to be discussed by the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The Audit Committee has received and reviewed the written disclosures and the letter from Deloitte & Touche required by the applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche its independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended April 29, 2022, as filed with the SEC on June 16, 2022.

Submitted by the Audit Committee of the Board of Directors:

Scott F. Schenkel, Chair
Deepak Ahuja
Deborah L. Kerr
T. Michael Nevens

Proposal 4

Stockholder Proposal Regarding Special Shareholder Meeting Improvement

John Chevedden, 2215 Nelson Avenue, No. 205 Redondo Beach, CA 90278, the beneficial owner of shares of the Company's common stock valued at $2,000 or greater, has given notice that he intends to present a proposal at the Annual Meeting. In accordance with SEC rules, the following is the complete text of the proposal exactly as submitted. The stockholder proposal includes some assertions that we believe are misleading. We have not addressed all of these assertions, and we accept no responsibility for the stockholder proposal.

Proposal 4 – Special Shareholder Meeting Improvement

Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting.

One of the main purposes of this proposal is to give shareholders the right to formally participate in calling for a special shareholder meeting regardless of their length of stock ownership to the fullest extent possible.

Currently it takes a theoretical 25% of all shares outstanding to call for a special shareholder meeting. And it goes downhill from here.

All NetApp shares not owned for an unbroken full year are 100% disqualified from formally participating in a call for a special shareholder meeting.

Plus there is complicated list of NetApp stock ownership that is also 100% disqualified from formally participating in a call for a special shareholder meeting.

Thus the shareholders who own 25% of the right kind of NetApp shares to call for a special shareholder meeting could determine that they own 35% of stock when their stock owned for less than a continuous full year is included. And then they could determine that if they then add stock that is not the right kind of stock to call for a special meeting that they own 40% of the stock of the NetApp.

And then they could determine that their 40% stock ownership translates into 48% of the stock that votes at the annual meeting. Thus a theoretical 25% stock ownership translates into a 48% stock ownership requirement. A 48% stock ownership requirement to call a special shareholder meeting is nothing for management to brag about.

Shareholders who may have profitable new ideas for management do not want to sit on their shares for a year before they have the traction of a special meeting to bring their ideas to management.

Please vote yes:

Special Shareholder Meeting Improvement – Proposal 4

Response of the Board

Our Board carefully considered this stockholder proposal and unanimously recommends a VOTE AGAINST the proposal. The Board believes that its adoption would not be in the best interests of the Company or its stockholders and that the Company's existing corporate governance practices, including our existing right to call a special meeting and act by written consent, afford stockholders meaningful access and rights.

Reasons to Vote Against this Proposal

- **Stockholders currently have a meaningful right to call a special meeting that balances the interests of our broader stockholder base against potential abuse by stockholders with narrow short-term interests.**
- **In the last three years, three different investors have held more than 10% of outstanding shares; a 10% threshold is too low to avoid abuse of the shareholder right at NetApp.**
- **The Company's current special meeting right threshold is in-line with broader market practice.**
- **NetApp's commitment to strong corporate governance ensures Board accountability and promotes long-term stockholder value.**

Stockholders currently have a meaningful right to call a special meeting that balances the interests of our broader stockholder base against potential abuse by stockholders with narrow short-term interests.

The Company's Bylaws already permit a stockholder or group of stockholders who own and have continuously owned for at least one year an aggregate of at least 25% of the Company's outstanding common stock the ability to call a special meeting. We believe that the current 25% threshold, which is common among public companies, is reasonable and strikes an appropriate balance between providing stockholders with the right to call a special meeting while protecting against the risk of a hostile bidder side-stepping the Board's ability to run a process to maximize value for all stockholders. Organizing stockholders representing this threshold at NetApp would not be burdensome; as of April 10, 2022, NetApp's four largest stockholders collectively represent over 34% of stock outstanding. Two of those large holders use active (rather than index) investment strategies.

Reducing the special meeting ownership threshold from 25% to 10%, as requested by Proposal No. 4, would empower a small minority of stockholders to use the special meeting platform to advance their own agenda to the potential detriment of our larger stockholder base.

In the last three years, three different investors have held more than 10% of outstanding shares; a 10% threshold is too low to reduce the risk of abuse of the shareholder right at NetApp.

In considering Proposal No. 4, the Board evaluated a number of factors, including:

- prior engagement discussions with the Company's stockholders and the Company's history of responsiveness to stockholder feedback gathered in such discussions;
- the resources required to convene a special meeting;
- the existing opportunities for stockholders to engage with the Board and management between annual meetings; and
- the Company's robust corporate governance practices, which enable stockholders to hold the Board accountable.

The Board also considered the characteristics and composition of the Company's stockholders, including that in the past two years, three stockholders have held more than 10% of outstanding shares. As of April 10, 2022, one stockholder held over 10% of our stock and three additional stockholders hold more than 8% of our stock. The Board believes that providing stockholders owning 25% of the Company's outstanding common stock the right to call a special meeting strikes a reasonable balance between enhancing our stockholders' ability to act on important and urgent matters and protecting against misuse of the right by a small number of stockholders whose interests may not be shared by the majority of stockholders.

For instance, the power to call a special meeting has been used by acquirers in hostile merger and acquisition contexts. If the special meeting threshold is set too low, potential hostile bidders seeking to take over the Company for an inadequate price could use the special meeting right to increase their negotiating leverage or to avoid negotiation with the Board completely. This rush to a vote could undermine the Board's ability to exercise its fiduciary duties to all of its stockholders and negotiate a superior offer.

The Board also considered that convening a meeting of stockholders imposes significant administrative and operational costs on the Company. A significant amount of attention by the Board, management and employees is required to prepare for special meetings, distracting them from their primary focus of maximizing long-term financial returns and operating the Company's business in the best interests of stockholders and resulting in unnecessary expenses. Because special meetings require a considerable diversion of resources, such meetings should be limited to circumstances where a substantial number of long-term stockholders believe a matter is sufficiently urgent or extraordinary that it must be addressed between annual meetings.

The Company's existing special meeting right prevents a small minority of short-term stockholders from calling a special meeting and imposing these costs on all stockholders. Therefore, the Board believes the existing right of stockholders to call a special meeting provides a reasonable additional mechanism for stockholders to address important issues.

The Company's current special meeting right threshold is in line with broader market practice.

The Board has considered special meetings practices across the S&P 500 and determined that NetApp's existing 25% ownership threshold continues to be consistent with the thresholds of other S&P 500 companies. As of December 2021, of the S&P 500 companies that permit stockholders to call a special meeting, the most common aggregate ownership threshold is 25%.

NetApp's commitment to strong corporate governance ensures Board accountability and promotes long-term stockholder value.

In considering the stockholder proposal, the Board encourages stockholders to consider the Company's existing special meeting right in the context of our broader commitment to strong corporate governance. In addition to the Company's long-standing and robust annual investor engagement program, the Board regularly reviews our corporate governance practices and adjusts them as necessary to maintain leading governance practices. In this respect, the Company has implemented numerous corporate governance measures – together with the meaningful right to call special meetings – that reflect stockholder input, appropriately balance the roles of the Board and management, and safeguard stockholders' interests:

- **Stockholder Action by Written Consent**: Stockholders have the ability to take corporate action without holding a meeting of stockholders, subject to certain restrictions that protect stockholders and the Company against the risk of a small minority of stockholders using such a right for their own special interests;
- **Proxy Access**: Under the Company's proxy access bylaw, a stockholder (or a group of up to 20 stockholders) owning at least 3% of the Company's outstanding stock continuously for at least three years may nominate and include in the Company's annual meeting materials director nominees constituting up to the greater of two directors or twenty percent of the Board, provided that the stockholders and nominees satisfy the requirements specified in our bylaws;
- **Independent Board Chairman**: Separate Chair of the Board and Chief Executive Officer;
- **Eight of our Nine Directors are Independent**: Other than the Chief Executive Officer, our Board comprises all independent directors;
- **Independent Committee Membership**: Three active standing Board committees with 100% independent members;
- **Annual Director Elections**: Election of directors annually by stockholders through a majority vote standard in uncontested director elections;
- **Stockholder Engagement**: Regular stockholder engagement and process for stockholders to recommend director nominees to the Corporate Governance and Nominating Committee;
- **Board Evaluations**: Annual Board and Board committee self-evaluations;
- **Diverse Board**: The Board brings diverse perspectives in terms of skills, experience, gender, race and ethnicity; and
- **Code of Conduct**: All NetApp directors, officers and employees are subject to our robust Code of Conduct.

For these reasons, the Board believes that this Proposal No. 4 is not in the best interests of the Company or our stockholders.

Vote Required

Proposal No. 4 is an advisory and non-binding stockholder proposal. The affirmative vote of a majority of the stock having voting power present in person or represented by proxy is required to approve this Proposal No. 4. Unless you indicate otherwise, your proxy will be voted "AGAINST" the proposal. As with all proposals, if the proposal is not properly presented by the proponent at the Annual Meeting, it will not be voted upon.

Recommendation of the Board

Our Board of Directors Unanimously Recommends That Stockholders Vote AGAINST Proposal Number 4.

Additional Information

Security Ownership of Certain Beneficial Owners and Management

To the Company's knowledge, the following table sets forth certain information regarding beneficial ownership of the Company's common stock as of July 13, 2022, except as otherwise set forth below, by (1) each person or entity who is known by the Company to own beneficially more than 5% of the Company's common stock; (2) each of the Company's directors and nominees for director; (3) each of the Company's named executive officers set forth in the Summary Compensation Table; and (4) all of the Company's current directors and executive officers as a group.

Except as indicated, the address of the beneficial owners is c/o NetApp, Inc., 3060 Olsen Drive, San Jose, California 95128. Information related to holders of more than 5% of the Company's common stock was obtained from filings with the SEC pursuant to Sections 13(d) or 13(g) of the Exchange Act.

Name of Beneficial Owners	Number of Shares Beneficially Owned	Percentage of Class[1]
The Vanguard Group[2] 100 Vanguard Boulevard Malvern, PA 19355	25,528,859	11.6
Capital International Investors[3] 333 South Hope Street, 55th Floor Los Angeles, CA 90071	19,929,480	9.1
BlackRock, Inc.[4] 55 East 52nd Street New York, NY 10055	18,496,160	8.4
PRIMECAP Management Company[5] 177 E. Colorado Blvd, 11th Floor Pasadena, CA 91105	18,267,904	8.3
George Kurian[6]	170,081	*
Michael J. Berry[7]	97,412	*
Cesar Cernuda[8]	127,843	*
Harvinder S. Bhela[9]	—	*
Elizabeth M. O'Callahan[10]	9,200	*
Matthew K. Fawcett[11]	72,141	*
Brad Anderson[12]	79,243	*
T. Michael Nevens[13]	20,104	*
Deepak Ahuja[14]	10,107	*
Gerald Held[15]	23,091	*
Kathryn M. Hill[16]	39,903	*
Deborah L. Kerr[17]	15,700	*
Carrie Palin[18]	2,707	*
Scott F. Schenkel[19]	21,156	*
George T. Shaheen[20]	28,982	*
All current directors and executive officers as a group (13 persons)[21]	566,286	*

*   Less than 1%.

[1]   Percentage of Class is based on 219,734,662 shares of common stock outstanding on July 13, 2022. Shares of common stock subject to stock options and RSUs that are currently exercisable or will become exercisable or issuable within 60 days of July 13, 2022 are deemed outstanding for computing the percentage of the person or group holding such options and/or RSUs, but are not deemed outstanding for computing the percentage of any other person or group. This table does not include the vested options or RSUs held by our directors for which release has been deferred. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

[2]   Information concerning stock ownership was obtained from Amendment No. 8 to the Schedule 13G filed with the SEC on February 10, 2022 by The Vanguard Group, which reported shared voting power with respect to 369,094 of such shares of common stock, sole dispositive power with respect to 24,598,658 shares of common stock and shared dispositive power with respect to 930,201 shares of common stock.

[3] Information concerning stock ownership was obtained from Amendment No. 3 to the Schedule 13G filed with the SEC on February 11, 2022 by Capital International Investors, which reported sole voting power with respect to 19,929,387 of such shares of common stock and sole dispositive power with respect to 19,929,480 shares of common stock.

[4] Information concerning stock ownership was obtained from Amendment No. 10 to the Schedule 13G filed with the SEC on February 7, 2022 by BlackRock, Inc., which reported sole voting power with respect to 15,860,400 of such shares of common stock and sole dispositive power with respect to 18,496,160 shares of common stock.

[5] Information concerning stock ownership was obtained from Amendment No. 9 to the Schedule 13G filed with the SEC on February 10, 2022 by PRIMECAP Management Company, which reported sole voting power with respect to 17,719,974 of such shares of common stock and sole dispositive power with respect to 18,267,904 shares of common stock.

[6] Consists of (i) 167,825 shares of common stock held of record by Mr. Kurian; and (ii) 2,256 shares of common stock issuable to Mr. Kurian upon the vesting of RSUs within 60 days of July 13, 2022.

[7] Consists of (i) 95,975 shares of common stock held of record by the Berry Family Trust; and (ii) 1,437 shares of common stock issuable to Mr. Berry upon the vesting of RSUs within 60 days of July 13, 2022.

[8] Consists of (i) 61,065 shares of common stock held of record by Mr. Cernuda; and (ii) 66,768 shares of common stock issuable to Mr. Cernuda upon the vesting of RSUs within 60 days of July 13, 2022.

[9] Mr. Bhela was hired in January 2022.

[10] Consists of (i) 7,407 shares of common stock held of record by Ms. O'Callahan; and (ii) 1,793 shares of common stock issuable to Ms. O'Callahan upon the vesting of RSUs within 60 days of July 13, 2022. Ms. O'Callahan was promoted to Executive Vice President, Chief Legal Officer and Corporate Secretary in January 2022.

[11] Consists of (i) 71,141 shares of common stock held of record by Mr. Fawcett; and (ii) 893 shares of common stock issuable to Mr. Fawcett upon the vesting of RSUs within 60 days of July 13, 2022. Mr. Fawcett was no longer considered a named executive officer as of February 2022.

[12] Mr. Anderson retired from the Company in February 2022. Information provided is as of his retirement date.

[13] Consists of (i) 16,584 shares of common stock held of record by a trust of which Mr. Nevens is the trustee; and (ii) 3,520 shares of common stock issuable to Mr. Nevens upon the vesting of RSUs within 60 days of July 13, 2022.

[14] Consists of 10,107 shares of common stock held of record by Mr. Ahuja

[15] Consists of (i) 20,384 shares of common stock held of record by Mr. Held; and (ii) 2,707 shares of common stock issuable to Mr. Held upon the vesting of RSUs within 60 days of July 13, 2022.

[16] Consists of 39,903 shares of common stock held of record by a trust of which Ms. Hill is the trustee.

[17] Consists of (i) 12,993 shares of common stock held of record by Ms. Kerr and (ii) 2,707 shares of common stock issuable to Ms. Kerr upon the vesting of RSUs within 60 days of July 13, 2022.

[18] Consists of 2,707 shares of common stock issuable to Ms. Palin upon the vesting of RSUs within 60 days of July 13, 2022.

[19] Consists of (i) 18,449 shares of common stock shares of common stock held of record by Mr. Schenkel and (ii) 2,707 shares of common stock issuable to Mr. Schenkel upon the vesting of RSUs within 60 days of July 13, 2022.

[20] Consists of (i) 26,975 shares of common stock shares of common stock held of record by Mr. Shaheen and (ii) 2,707 shares of common stock issuable to Mr. Shaheen upon the vesting of RSUs within 60 days of July 13, 2022.

[21] Consists of (i) 476,977 shares of common stock held of record by our current directors, director nominees and executive officers and (ii) 89,309 shares of common stock issuable to our current directors, director nominees and executive officers upon the vesting of RSUs within 60 days of July 13, 2022.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in their ownership of common stock and other equity securities of the Company. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the review of the copies of such reports furnished to the Company and written representations that no other reports were required, the Company believes that during fiscal 2022, its executive officers, directors and greater than 10% stockholders complied with all Section 16 filing requirements, except Ms. Callahan and Mr. Bhela each filed Form 3s two days late on February 15, 2022 due to delays in securing initial filing codes.

Certain Transactions with Related Parties

Our Corporate Governance and Nominating Committee is responsible for the review, approval, and ratification of transactions with related persons.

Specifically, the Corporate Governance and Nominating Committee has the authority to:

- Consider questions of possible conflicts of interest of members of our Board and corporate officers;
- Review actual and potential conflicts of interest of members of our Board and corporate officers, and clear any involvement of such persons in matters that may involve a conflict of interest;
- Establish policies and procedures for the review and approval of "related person transactions," as defined in applicable SEC rules;
- Conduct ongoing reviews of potential related person transactions; and
- Review and approve all related person transactions.

Pursuant to the SEC's rules and regulations, "related persons" include, but are not limited to, the Company's directors, executive officers, and beneficial owners of more than 5% of the Company's outstanding common stock. If the determination is made that a related person has a material interest in any Company transaction, then the Corporate Governance and Nominating Committee, which consists entirely of all independent directors, is responsible for reviewing and approving or ratifying it. An approved transaction would be disclosed in accordance with the SEC rules if required. If the related person at issue is a director of the Company, or a family member of a director, then that director would not participate in those discussions.

In the ordinary course of our business, we engage in transactions with the Google Cloud division of Alphabet Inc. Thomas Kurian, the brother of our Chief Executive Officer and President, George Kurian, is the CEO of Google Cloud. Our relationship with Google Cloud preceded Mr. Thomas Kurian's employment there. We believe that the transactions with Google Cloud have been entered into in the ordinary course of business and have been conducted on an arms-length basis and do not represent a material interest to any of our related persons.

General Information

Why am I receiving these materials?

The Board of Directors of NetApp, Inc. has made these materials available to you on the Internet or, upon your request, has delivered printed proxy materials to you in connection with the solicitation of proxies for use at the Annual Meeting of Stockholders, and any adjournment, postponement or other delay thereof. NetApp, Inc., a Delaware corporation, is referred to in this Proxy Statement as the "Company," "NetApp," "we" or "our." This Proxy Statement describes proposals on which you, as a stockholder, are being asked to vote. It also gives you information on these proposals, as well as other information, so that you can make an informed decision. As a stockholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

Why did I receive a Notice in the mail regarding the Internet availability of proxy materials?

In accordance with rules and regulations adopted by the SEC, instead of mailing a printed copy of our proxy materials to each of our stockholders, we are furnishing proxy materials to our stockholders over the Internet. If you received a Notice of Internet Availability of Proxy Materials (the "Notice") by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice instructs you as to how you may access and review all of the information contained in the proxy materials. The Notice also instructs you as to how you may submit your proxy over the Internet or by telephone. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice.

Who can vote at the Annual Meeting?

Stockholders of record as of the close of business July 13, 2022 (the "Record Date") are entitled to vote at the Annual Meeting. If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares of common stock, the stockholder of record. If your shares of common stock are held by a bank, broker or other nominee, you are considered the "beneficial owner" of those shares, which are held in "street name." As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following the voting instructions that your bank, broker or other nominee provides you. If you do not provide your bank, broker, or other nominee with instructions on how to vote your shares, your bank, broker or other nominee may not vote your shares with respect to any non-routine matters, but may, in its discretion, vote your shares with respect to routine matters. For more information on routine and non-routine matters, see "What are abstentions and broker non-votes?" below.

When and where will the Annual Meeting take place?

In order to facilitate stockholder attendance, the Board has determined that our Annual Meeting will be held virtually on Friday, September 9, 2022, at 3:30 p.m. Pacific time, with no physical in-person meeting. You may attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/NTAP2022.

How do I attend the Annual Meeting?

We are committed to ensuring that stockholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You may attend the Annual Meeting and vote your shares electronically via the Internet at www.virtualshareholdermeeting.com/NTAP2022. To participate in the Annual Meeting, you will need the control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied your proxy materials.

How many shares must be present to hold the Annual Meeting?

To hold the meeting and conduct business, a majority of NetApp's shares of common stock issued and outstanding and entitled to vote, in person or by proxy, at the Annual Meeting must be present in person or by proxy. This is called a quorum. Virtual attendance at the Annual Meeting constitutes presence in person for purposes of a quorum at the Annual Meeting.

How many shares of NetApp common stock are entitled to vote at the Annual Meeting?

At the Annual Meeting, each holder of common stock is entitled to one vote for each share of common stock held by such stockholder on the Record Date. On the Record Date, the Company had 219,734,662 shares of common stock outstanding and entitled to vote at the Annual Meeting. No shares of the Company's preferred stock were outstanding. There are no cumulative voting rights.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc. will act as the inspector of elections and tabulate the votes.

How many votes are required for each proposal?

For Proposal No. 1, a nominee for director will be elected to the Board if the number of votes cast "FOR" a nominee's election exceed the number of votes cast "AGAINST" such nominee's election. Approval of each of Proposal Nos. 2, 3 and 4, requires the affirmative vote of a majority of the stock having voting power present in person or represented by proxy. Voting results will be published in a Current Report on Form 8-K, which will be filed with the SEC within four business days of the Annual Meeting.

How do I vote?

The Company is offering stockholders of record four methods of voting: (1) you may vote by telephone; (2) you may vote over the Internet; (3) you may vote electronically at the Annual Meeting by following the instructions available on the meeting website at www.virtualshareholdermeeting.com/NTAP2022; and (4) finally, you may request a proxy card from us and indicate your vote by signing and dating the card where indicated, and mailing or otherwise returning the card in the prepaid envelope provided.

If you submit a proxy card but do not specify your votes, your shares of common stock will be voted:

• "FOR" the election of all the director nominees named in Proposal No. 1;
• "FOR" Proposal Nos. 2 and 3; and
• "AGAINST" Proposal No. 4.

Uninstructed proxies will be voted in the proxy holder's discretion as to any other matter that may properly come before the Annual Meeting.

If you were a stockholder as of the record date, or you hold a legal proxy provided by your bank, broker or nominee for the Annual Meeting, you may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting. Please contact your bank, broker or other nominee for information on obtaining a legal proxy.

How can I change my vote or revoke my proxy?

Any stockholder of record voting by proxy has the power to revoke a proxy at any time before the polls close at the Annual Meeting. You may revoke your proxy by filing with the Secretary of the Company an instrument of revocation or a duly executed proxy bearing a later date, or if you are attending the Annual Meeting virtually, you may change your vote electronically. If you are the beneficial owner of your shares, we recommend that you contact the bank, broker or other nominee holding your shares for instructions on how to revoke your proxy or change your vote.

What are abstentions and broker non-votes?

Abstentions will be counted for the purposes of determining both (1) the presence or absence of a quorum for the transaction of business; and (2) the total number of shares entitled to vote at the Annual Meeting with respect to a proposal. Accordingly, abstentions will have the same effect as a vote against a proposal, except with respect to Proposal Number 1, where they will have no effect.

A "broker non-vote" occurs when a bank, broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the bank, broker or other nominee does not have discretionary voting power with respect to such proposal and has not received voting instructions from the beneficial owner. Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum for the transaction of business but will not be counted for the purpose of determining the number of votes cast on a proposal. Accordingly, a broker non-vote will make a quorum more readily attainable but will not otherwise affect the outcome of the vote on a proposal.

If your shares are held in street name and you do not instruct your bank, broker or other nominee on how to vote your shares, your bank, broker or other nominee may, at its discretion, either leave your shares unvoted or vote your shares on routine matters but is not permitted to vote your shares on non-routine matters. Proposal Number 3 is considered a routine matter. Proposal Numbers 1, 2 and 4 are considered non-routine matters.

How many copies of the proxy materials will be delivered to stockholders sharing the same address?

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single Proxy Statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for the Company. The Company and some banks and brokers household proxy materials unless contrary instructions have been received from one or more of the affected stockholders. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement, or if you are receiving multiple copies of the Proxy Statement and wish to receive only one, please (1) follow the instructions provided when you vote over the Internet; or (2) contact Broadridge Financial Solutions, Inc., either by calling toll free at (800) 542-1061 or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

Where may I obtain a copy of the Annual Report?

The Notice, this Proxy Statement and the Company's Annual Report on Form 10-K for our fiscal year that ended on April 29, 2022 have been made available on our website. Our fiscal year is reported on a 52- or 53-week year that ends on the last Friday in April, and our 2022 fiscal year began on May 1, 2021 and ended on April 29, 2022. The Annual Report is not incorporated into this Proxy Statement and is not considered proxy soliciting material. The Annual Report is posted at the following website address: http://investors.netapp.com/financial-information/annual-reports.

Who pays for the solicitation of proxies?

We will bear the cost of soliciting proxies. Copies of solicitation materials will be made available upon request to brokerage houses, fiduciaries, and custodians holding shares in their names that are beneficially owned by others to forward to such beneficial owners. The Company may reimburse such persons for their costs of forwarding the solicitation materials to such beneficial owners. The Company has retained Innisfree M&A Incorporated, a professional proxy solicitation firm, to assist in the solicitation of proxies from stockholders of the Company. Innisfree M&A Incorporated may solicit proxies by personal interview, mail, telephone, facsimile, email, or otherwise. The Company expects that it will pay Innisfree M&A Incorporated a customary fee, estimated to be approximately $25,000, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies. In addition, the original solicitation of proxies may be supplemented by solicitation by telephone, electronic communication or other means by directors, officers, employees or agents of the Company. No additional compensation will be paid to these individuals for any such services.

How and when may I submit proposals for consideration at next year's Annual Meeting of Stockholders?

The Company's stockholders may submit proposals for consideration at the Annual Meeting. Stockholders may also recommend candidates for election to our Board of Directors for the Annual Meeting (see "Corporate Governance — Corporate Governance and Nominating Committee").

Proposals to be Considered for Inclusion in NetApp's Proxy Materials

Pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals may be included in our 2023 Proxy Statement. Any such stockholder proposals must be submitted in writing to the attention of the Corporate Secretary, NetApp, Inc., 3060 Olsen Drive, San Jose, California 95128, no later than March 30, 2023, which is 120 calendar days prior to the first anniversary of the mailing date of this Proxy Statement.

Director Nominations for Inclusion in NetApp's Proxy Materials (Proxy Access)

Under the Company's proxy access bylaw, a stockholder (or a group of up to 20 stockholders) owning at least 3% of the Company's outstanding stock continuously for at least three years may nominate and include in the Company's annual meeting materials director nominees constituting up to the greater of two directors or twenty percent of the Board, provided that the stockholders and nominees satisfy the requirements specified in the bylaws. Notice of a proxy access nomination for consideration at our 2023 Annual Meeting must be received no later than March 30, 2023 and no earlier than February 28, 2023.

Universal Proxy Rules

In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than July 11, 2023.

Other Proposals and Nominations

Under the Company's bylaws, a proposal that a stockholder intends to present for consideration at the 2023 Annual Meeting but does not seek to include in the Company's proxy materials for the 2023 Annual Meeting (including the nomination of an individual to serve as a director other than pursuant to our proxy access bylaw as described immediately above) must be received by the Corporate Secretary (at the address specified in the preceding paragraph) not less than 120 calendar days nor more than 150 days prior to the first anniversary of the Annual Meeting. The stockholder's submission must include the information specified in the Company's bylaws.

Stockholders interested in submitting such a proposal are advised to contact knowledgeable legal counsel with regard to the detailed requirements of applicable securities laws.

If a stockholder gives notice of a proposal or a nomination after the applicable deadline specified above, the notice will not be considered timely, and the stockholder will not be permitted to present the proposal or the nomination to the stockholders for a vote at the 2023 Annual Meeting.

Other Business

Our Board of Directors knows of no other business that will be presented for consideration at the Annual Meeting. If other matters are properly brought before the Annual Meeting, however, it is the intention of the persons named in the accompanying proxy to vote the shares represented thereby on such matters in accordance with their best judgment.

FORM 10-K

The Company filed an Annual Report on Form 10-K with the SEC on June 16, 2022. Our Internet address is www.netapp.com. Information on our website is not incorporated by reference into this Proxy Statement. We make available through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Stockholders may also obtain a copy of this report, without charge, by writing to Kris Newton, Vice President, Investor Relations at the Company's principal executive offices located at 3060 Olsen Drive, San Jose, California 95128.

By Order of the Board of Directors



George Kurian
Chief Executive Officer

July 28, 2022

2022 NetApp, Inc. All Rights Reserved. NETAPP, the NETAPP logo, and the marks listed at http://www.netapp.com/TM are trademarks of NetApp, Inc. Other company and product names may be trademarks of their respective owners.

Annex A

NETAPP, INC.
RECONCILIATION OF NON-GAAP TO GAAP
FINANCIAL STATEMENT INFORMATION
(In millions, except net income per share amounts)
(Unaudited)

	Year Ended	
	April 29, 2022	April 30, 2021
NET INCOME	$ 937	$ 730
Adjustments:		
Amortization of intangible assets	46	49
Stock-based compensation	245	197
Litigation settlements	2	5
Restructuring charges	33	42
Acquisition-related expense	13	16
Gain on sale or derecognition of properties	—	(156)
Gain on sale of equity investments	—	(6)
Debt extinguishment costs	—	14
Income tax effects	(68)	(20)
Income tax expenses from integration of acquired companies	1	46
NON-GAAP NET INCOME	$1,209	$ 917
INCOME FROM OPERATIONS	$1,157	$1,031
Adjustments:		
Amortization of intangible assets	46	49
Stock-based compensation	245	197
Litigation settlements	2	5
Restructuring charges	33	42
Acquisition-related expense	13	16
Gain on sale or derecognition of properties	—	(156)
NON-GAAP INCOME FROM OPERATIONS	$1,496	$1,184
Adjustment:		
Stock-based compensation	(245)	(197)
ADJUSTED INCOME FROM OPERATIONS (NON-GAAP)	$1,251	$ 987
NET INCOME PER SHARE	$ 4.09	$ 3.23
Adjustments:		
Amortization of intangible assets	0.20	0.22
Stock-based compensation	1.07	0.87
Litigation settlements	0.01	0.02
Restructuring charges	0.14	0.19
Acquisition-related expense	0.06	0.07
Gain on sale or derecognition of properties	—	(0.69)
Debt extinguishment costs	—	0.06
Gain on sale of equity investments	—	(0.03)
Income tax effects	(0.30)	(0.09)
Income tax expenses from integration of acquired companies	—	0.20
NON-GAAP NET INCOME PER SHARE	$ 5.28	$ 4.06

Per share amounts may not add or recalculate due to rounding.

Non-GAAP Financial Measures

To supplement NetApp's condensed consolidated financial statement information presented in accordance with generally accepted accounting principles in the United States (GAAP), NetApp provides investors with certain non-GAAP measures, including, but not limited to, historical non-GAAP operating results, net income and net income per diluted share. For purposes of internal planning, performance measurement and resource allocation, NetApp's management uses non-GAAP measures of net income that exclude: (a) amortization of intangible assets, (b) stock-based compensation expenses, (c) litigation settlements, (d) acquisition-related expenses, (e) restructuring charges, (f) gains and losses on the sale or derecognition of assets, (g) gains/losses on the sale of investments in equity securities, (h) debt extinguishment costs, and (i) our GAAP tax provision, but includes a non-GAAP tax provision based upon our projected annual non-GAAP effective tax rate for the first three quarters of the fiscal year and an actual non-GAAP tax provision for the fourth quarter of the fiscal year. NetApp makes additional adjustments to the non-GAAP tax provision for certain tax matters as described below. NetApp's management uses these non-GAAP measures in making operating decisions because it believes the measurements provide meaningful supplemental information regarding NetApp's ongoing operational performance. These non-GAAP financial measures are used to: (1) measure company performance against historical results, (2) facilitate comparisons to our competitors' operating results and (3) allow greater transparency with respect to information used by management in financial and operational decision making. In addition, these non-GAAP financial measures are used to measure company performance for the purposes of determining employee incentive plan compensation.

As described above, NetApp excludes the following items from its non-GAAP measures:

A. *Amortization of intangible assets.* NetApp records amortization of intangible assets that were acquired in connection with its business combinations. The amortization of intangible assets varies depending on the level of acquisition activity. Management finds it useful to exclude these charges to assess the appropriate level of various operating expenses to assist in budgeting, planning and forecasting future periods and in measuring operational performance.

B. *Stock-based compensation expenses.* NetApp excludes stock-based compensation expenses from its non-GAAP measures primarily because the amount can fluctuate based on variables unrelated to the performance of the underlying business. While management views stock-based compensation as a key element of our employee retention and long-term incentives, we do not view it as an expense to be used in evaluating operational performance in any given period.

C. *Litigation settlements.* NetApp may periodically incur charges or benefits related to litigation settlements. NetApp excludes these charges and benefits, when significant, because it does not believe they are reflective of ongoing business and operating results.

D. *Acquisition-related expenses.* NetApp excludes acquisition-related expenses, including (a) due diligence, legal and other one-time integration charges and (b) write down of assets acquired that NetApp does not intend to use in its ongoing business, from its non-GAAP measures, primarily because they are not related to our ongoing business or cost base and, therefore, are less useful for future planning and forecasting.

E. *Restructuring charges.* These charges consist of restructuring charges that are incurred based on the particular facts and circumstances of restructuring decisions, including employment and contractual settlement terms, and other related charges, and can vary in size and frequency. We therefore exclude them in our assessment of operational performance.

F. *Gains/losses on the sale or derecognition of assets.* These are gains/losses from the sale of our properties and other transactions in which we transfer control of assets to a third party. Management believes that these transactions do not reflect the results of our underlying, on-going business and, therefore, are less useful for future planning and forecasting.

G. *Gains/losses on the sale of investments in equity securities*. These are gains/losses from the sale of our investment in certain equity securities. Typically, such investments are sold as a result of a change in control of the underlying businesses. Management believes that these transactions do not reflect the results of our underlying, on-going business and, therefore, are less useful for future planning and forecasting.

H. *Debt extinguishment costs*. NetApp excludes certain non-recurring expenses incurred as a result of the early extinguishment of debt. Management believes such nonrecurring costs do not reflect the results of its underlying, on-going business and, therefore, are less useful for future planning and forecasting.

I. *Income tax adjustments*. NetApp's non-GAAP tax provision is based upon a projected annual non-GAAP effective tax rate for the first three quarters of the fiscal year and an actual non-GAAP tax provision for the fourth quarter of the fiscal year. The non-GAAP tax provision also excludes, when applicable, (a) tax charges or benefits in the current period that relate to one or more prior fiscal periods that are a result of events such as changes in tax legislation, authoritative guidance, income tax audit settlements, statute lapses and/or court decisions, (b) tax charges or benefits that are attributable to unusual or non-recurring book and/or tax accounting method changes, (c) tax charges that are a result of a non-routine foreign cash repatriation, (d) tax charges or benefits that are a result of infrequent restructuring of the Company's tax structure, (e) tax charges or benefits that are a result of a change in valuation allowance, and (f) tax charges resulting from the integration of intellectual property from acquisitions. Management believes that the use of non-GAAP tax provisions provides a more meaningful measure of the Company's operational performance.

There are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, the non-GAAP financial measures are limited in value because they exclude certain items that may have a material impact upon our reported financial results. Management compensates for these limitations by analyzing current and future results on a GAAP basis as well as a non-GAAP basis and also by providing GAAP measures in our earnings release and prepared remarks. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with generally accepted accounting principles in the United States. The non-GAAP financial measures are meant to supplement, and be viewed in conjunction with, GAAP financial measures. Investors should review the information regarding non-GAAP financial measures provided in our press release and prepared remarks.



3060 Olsen Drive
San Jose, CA 95128
United States